

美国通用钢铁

GENERAL STEEL HOLDINGS INC.

PROXY STATEMENT AND ANNUAL REPORT
TO STOCKHOLDERS FOR
THE FISCAL YEAR ENDED
DECEMBER 31, 2012


美国通用钢铁
GENERAL STEEL HOLDINGS INC.

December 3, 2013

Dear Stockholder:

On behalf of the Board of Directors of General Steel Holdings, Inc. (the "Company" or "we"), I invite you to attend our 2013 Annual Meeting of Stockholders (the "Annual Meeting"). We hope you can join us. The Annual Meeting will be held:

At: Level 21, Tower B, Jiaming Center
No. 27 Dong San Huan North Road
Chaoyang District, Beijing, China 100020

On: December 27, 2013

Time: 10:00 AM, local time

The Notice of Annual Meeting of Stockholders, the Proxy Statement, the proxy card, and our 2012 Annual Report accompany this letter.

At the Annual Meeting, we will report on important activities and accomplishments of the Company and review the Company's financial performance and business operations. You will have an opportunity to ask questions, gain an up-to-date perspective on the Company and its activities, and to meet certain directors and key executives of the Company.

As discussed in the enclosed Proxy Statement, the Annual Meeting will also be devoted to the election of directors, the ratification of the appointment of the Company's accountant, the approval of Amendment No. 3 to our 2008 Equity Incentive Plan, the approval of a reverse stock split of our common stock, an advisory resolution to approve the compensation of our named executive officers, and consideration of any other business matters properly brought before the Annual Meeting.

We know that many of our stockholders will be unable to attend the Annual Meeting. We are soliciting proxies so that each stockholder has an opportunity to vote on all matters that are scheduled to come before the stockholders at the Annual Meeting. Whether or not you plan to attend, please take the time now to read the Proxy Statement and vote online, by telephone, or by submitting by mail a paper copy of the enclosed proxy card, so that your shares are represented at the meeting. You may also revoke your proxy or voter instructions before or at the Annual Meeting. Regardless of the number of Company shares you own, your presence in person or by proxy is important for quorum purposes and your vote is important for proper corporate action.

Thank you for your continuing interest in General Steel Holdings, Inc. We look forward to seeing you at the Annual Meeting.

If you have any questions about the Proxy Statement, please contact Jenny Wang, our Investor Relations Manager, by telephone at +86-10- 5775-7691, by email at *jenny.wang@gshi-steel.com*, or by mail at General Steel Holdings, Inc., Level 21, Tower B, Jiaming Center, No. 27 Dong San Huan North Road, Chaoyang District, Beijing, China, 100020.

Sincerely,

/s/ Zuosheng Yu
Zuosheng Yu, Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2012
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 001-33717

General Steel Holdings, Inc.
(Exact Name of Registrant as Specified in its Charter)

Nevada	**41-2079252**
(State of Incorporation)	**(I.R.S. Employer Identification Number)**

Level 21, Tower B, Jiaming Center
No. 27 Dong San Huan North Road
Chaoyang District,
Beijing, China, 100020
(Address of Principal Executive Offices, Including Zip Code)
Registrant's telephone number: +86 (10) 5775 7691
Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $0.001 par value per share	**New York Stock Exchange**
(Title of each class)	**(Name of each exchange on which registered)**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting common equity held by non-affiliates as of June 29, 2012, the last business day of the registrant's most recently completed second fiscal quarter, based upon the price of $0.80 that was the closing price of the common stock as reported on the New York Stock Exchange under the symbol "GSI" on such date, was approximately $25.7 million. The registrant has no non-voting common equity.

As of June 10, 2013, 54,972,432 shares of common stock, par value $0.001 per share, were outstanding.

TABLE OF CONTENTS

Cautionary Statement

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company's future financial performance. The Company has attempted to identify forward-looking statements by terminology including "anticipates," "believes," "expects," "can," "continues," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should" or "will" or the negative of these terms or other comparable terminology. Such statements are subject to certain risks and uncertainties, including the matters set forth in this Annual Report on Form 10-K or other reports or documents the Company files with the Securities and Exchange Commission from time to time, which could cause actual results or outcomes to differ materially from those projected. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. Undue reliance should not be placed on these forward-looking statements which speak only as of the date hereof. The Company's expectations are as of the date this Annual Report on Form 10-K is filed, and the Company does not intend to update nor is obligated to update any of the forward-looking statements after the date this Annual Report on Form10-K is filed to confirm these statements to actual results, unless required by law.

PART I

ITEM 1. BUSINESS.

Overview

We were incorporated on August 5, 2002, in the State of Nevada. We are headquartered in Beijing, China and operate a portfolio of Chinese steel companies. We serve various industries and produce a variety of steel products including, but not limited to: reinforced bars ("rebar"), hot-rolled carbon, spiral-weld pipes and high-speed wire. Our current aggregate annual production capacity of steel products is 7 million metric tons of crude steel. Our individual product categories have a variety of demand drivers, such as rural income, infrastructure construction and energy consumption. Domestic economic conditions are also an overall demand driver for all our products.

Our vision is to become one of the largest and most profitable non-government owned steel companies in the People's Republic of China ("PRC"). Our mission is to grow our business organically, and through the acquisition of Chinese steel companies, increase profitability and efficiency by utilizing western management practices and advanced production technologies, and the infusion of capital resources.

Our two-pronged growth strategy focused on a combination of capacity expansion, as well as optimizing operating efficiencies and leverage.

- We aim to grow revenue by increasing capacity and through continual cooperation and partnerships with leading state-owned enterprises (SOEs).
- We aim to drive profitability through improved operational efficiencies and optimization of our cost structure.

Unless the context indicates otherwise, as used herein the terms "General Steel", the "Company", "we", "our" and "us" refer to General Steel Holdings, Inc.

Steel Related Subsidiaries and Raw Material Trading Company

We presently have controlling interests in four steel-related subsidiaries and one raw material trading subsidiary:

- General Steel (China) Co., Ltd. ("General Steel (China)");
- Baotou Steel - General Steel Special Steel Pipe Joint Venture Company Limited ("Baotou Steel Pipe Joint Venture");
- Shaanxi Longmen Iron and Steel Co., Ltd. ("Longmen Joint Venture");
- Maoming Hengda Steel Co., Ltd. ("Maoming Hengda"); and
- Tianwu General Steel Material Trading Co., Ltd. ("Tianwu Joint Venture").

Our Company, together with our subsidiaries, majority owned subsidiaries and variable interest entity, are referred to as the "Group."

General Steel (China) Co., Ltd

General Steel (China), formerly known as "Tianjin Daqiuzhuang Metal Sheet Co., Ltd." started operations in 1988.

On May 14, 2009, General Steel (China) changed its official name from "Tianjin Daqiuzhuang Metal Sheet Co., Ltd." to better reflect its role as a merger and acquisition platform for steel company investments in China. In some instances, General Steel (China) retains the use of the name "Daqiuzhuang Metal" for brand recognition purposes within the industry.

On January 1, 2010, General Steel (China) entered into a lease agreement with Tianjin Daqiuzhuang Steel Plates Co., Ltd. (the "Lessee"), whereby General Steel (China) leased its facility located at No. 1, Tonga Street, Daqiuzhuang Town, Jinghai County, Tianjin City to the Lessee (the "Lease Agreement"). The Lease Agreement provides approximately 776,078 square feet of workshops, land, equipment and other facilities to the Lessee and allows our Company to reduce overhead costs while providing a recurring monthly income stream resulting from payments due under the lease. The initial term of the Lease Agreement was from January 1, 2010 to December 31, 2011 and the monthly base rental rate due to General Steel (China) was approximately $0.2 million (RMB1.7 million). On July 28, 2011, General Steel (China) signed a supplemental agreement with the Lessee to extend the lease for an additional five years to December 31, 2016. However, due to current steel market conditions, the Lessee has informed us that they did not intend to continue with the lease at June 30, 2012. There was no penalty for early termination. General Steel (China) currently does not have plans to lease the facility to another company and as such, a write-down in the carrying value of property, plant and equipment in relation to this event has been assessed and an impairment of $5.4 million (RMB 35.1 million) was recorded in the selling, general and administrative expenses in the second quarter of 2011 and an additional $3.9 million (RMB 24.3 million was recorded in the selling, general and administrative expenses for the year ended December 31, 2012. Management also re-evaluates the fair value of its long-term assets on annual basis, or if there is a triggering event, which would require an assessment sooner.

Baotou Steel - General Steel Special Steel Pipe Joint Venture Company Limited

On April 27, 2007, General Steel (China) and Baotou Iron and Steel Group Co., Ltd. ("Baotou Steel") entered into an Amended and Restated Joint Venture Agreement, amending the Joint Venture Agreement entered into on September 28, 2005, to increase General Steel (China)'s ownership interest in the related joint venture to 80%. The joint venture's name is Baotou Steel - General Steel Special Steel Pipe Joint Venture Company Limited, a Chinese limited liability company ("Baotou Steel Pipe Joint Venture"). Baotou Steel Pipe Joint Venture obtained its business license from government authorities in the PRC on May 25, 2007, and started its operations in July 2007. Baotou Steel Pipe Joint Venture has four production lines capable of producing 100,000 metric tons of double spiral-weld pipes primarily used in the energy sector to transport oil and steam. These pipes have a diameter ranging from 219mm to 1240mm, a wall thickness ranging from 6mm to 13mm, and a length ranging from 6m to 12m. Presently, Baotou Steel Pipe Joint Venture sells its products using an internal sales force to customers in the Inner Mongolia Autonomous Region and the northwest region of the PRC.

Shaanxi Longmen Iron and Steel Co., Ltd

Effective June 1, 2007, through General Steel (China) and Tianjin Qiu Steel Investment Co., Ltd. ("Qiu Steel"), a 99% owned company of General Steel (China), we entered into a Joint Venture Agreement with Shaanxi Longmen Iron & Steel Group Co., Ltd. ("Long Steel Group") to form Shaanxi Longmen Iron and Steel Co., Ltd. ("Longmen Joint Venture"). Through General Steel (China) and Qiu Steel, we invested approximately $39.3 million in cash and collectively held a 60% ownership interest in Longmen Joint Venture until April 29, 2011 when a 20-year Unified Management Agreement (the "Unified Management Agreement") was entered into between our Company, Longmen Joint Venture, Shaanxi Coal and Shaanxi Steel. Longmen Joint Venture was determined as a Variable Interest Entity ("VIE") and we are the primary beneficiary.

Long Steel Group, located in Hancheng city, Shaanxi Province, in China's Western region, was founded in 1958 and incorporated in 2002 and is owned by a state owned entity through Shaanxi Steel. Long Steel Group holds the remaining 40% ownership interest in Longmen Joint Venture and operates as a fully-integrated steel production facility. Fewer than 10% of steel companies in China have fully-integrated steel production capabilities.

Currently, Longmen Joint Venture has five branch offices, four consolidated subsidiaries/VIE and five entities in which it has a noncontrolling interest. It employs approximately 9,600 full-time workers. In addition to steel production, Longmen Joint Venture operates transportation services through its Changlong Branch, located in Hancheng city, Shaanxi Province. Changlong Branch owns 185 vehicles and provides transportation services exclusively to Longmen Joint Venture.

Longmen Joint Venture's rebar products are categorized within the steel industry as "longs" (referencing their shape). Rebar is generally considered a regional product because its weight and dimension make it ill-suited for cost-effective long-haul ground transportation. By our estimates, the market demand for rebar in Shaanxi Province is six to eight million metric tons per year. Slightly more than half of this demand comes from Xi'an, the capital of Shaanxi Province, located 180km from Longmen Joint Venture's main steel production site. Currently, we estimate that we have approximately a 72% share of the Xi'an market for rebar.

An established regional network of approximately one hundred and twenty-eight distributors together with those small distributors and three sales offices sell Longmen Joint Venture's products. All products sell under the registered brand name of "Yulong", which has strong regional recognition and awareness. Rebar and billet products carry ISO 9001 and 9002 certification and other of Longmen Joint Venture's products have won national quality awards. Products produced at the facility have been used in the construction of the Yangtze River Three Gorges Dam, the Xi'an International Airport, the Xi'an city subway system and the Xi Luo Du and the Xiang Jia Ba hydropower projects.

On September 24, 2007, Longmen Joint Venture acquired a 74.9% ownership interest in Longmen Iron and Steel Group Environmental Protection Industry Development Co., Ltd. ("Longmen EPID"). At the same time, Longmen Joint Venture entered into an equity transfer agreement with Long Steel Group to acquire a 36% ownership interest in its subsidiary, Longmen Iron and Steel Group Co., Ltd. Hualong Fire Retardant Materials Co., Ltd. ("Hualong"). Longmen Joint Venture paid $0.4 million (RMB 3.3 million) in exchange for the ownership interest and is the largest shareholder in Hualong. Hualong's facility produces fire-retardant materials used in various steel making processes.

In January 2010, Longmen Joint Venture completed its acquisition of the remaining 25.1% interest in Longmen EPID pursuant to an equity transfer agreement with Shaanxi Fangxin Industrial Co., Ltd. ("Shaanxi Fangxin"), the other shareholder of Longmen EPID, for $1.3 million (RMB 8.7 million). Longmen EPID then became a branch of Longmen Joint Venture.

From June 2009 to March 2011, we worked with Shaanxi Steel to build new iron and steel making facilities, including two 1,280 cubic meter blast furnaces, two 120 metric ton converters, one 400 square meter sintering machine and some auxiliary systems. As a result, Longmen Joint Venture incurred certain costs of construction as well as economic losses on suspended production of certain small furnaces and other equipment to accommodate the construction of the new equipment, on behalf of Shaanxi Steel.

Dismantling of certain assets and a sub-lease of Longmen Joint Venture's land associated with the construction by Shaanxi Steel began in June 2009. At the beginning of the construction in June 2009, Longmen Joint Venture reached an oral agreement with Shaanxi Steel that all costs incurred related to the construction would be reimbursed by Shaanxi Steel. From that point forward through construction and testing until completion of the project in March 2011, Longmen Joint Venture recorded the related costs as they were incurred according to the nature of these costs and recognized the related receivable from Shaanxi Steel. In December 2010, Shaanxi Steel and Longmen Joint Venture were able to finalize the amount of costs incurred by the Longmen Joint Venture to be reimbursed and executed two agreements between the two parties on December 20, 2010. To compensate us, in the fourth quarter of 2010, Shaanxi Steel reimbursed Longmen Joint Venture $11.1 million (RMB 70.1 million) related to the value of assets dismantled and rent under a 40-year property sub-lease that was entered into by the parties in June 2009, and $29.0 million (RMB 183.1 million) for the reduced production efficiency caused by the construction. In addition, in 2010 and 2011, Shaanxi Steel reimbursed Longmen Joint Venture $14.2 million (RMB 89.5 million) and $14.2million (RMB 89.3 million), respectively, for trial production costs related to the new equipment.

During the period from June 2010 to March 2011, as construction progressed and certain of the assets came online, Longmen Joint Venture used the assets free of charge to produce saleable units of steel products. As such, the cost of using these assets and therefore the fair value of the free rent received was imputed with reference to what the depreciation charge would have been on these assets had they been owned or under capital lease to Longmen Joint Venture during the period. Costs of $7.0 million (RMB 43.9 million) each year were deferred and will be recognized over the term of the land sub-lease similar to the other charges and credits related to the construction of these assets

The amount of reimbursement is deferred as lease income and recognized as a component of the property that was sub-leased during the construction, and is to be amortized to income over the remaining terms of the 40-year sub-lease.

For the years ended December 31, 2012 and 2011, we recognized lease income of $2.1 million and $2.0 million, respectively. As of December 31, 2012 and 2011, the deferred lease income on the land sub-lease was $77.2 million and $78.5 million, respectively. The remaining life of amortization was 36.5 years as of December 31, 2012.

On April 29, 2011, we entered into a 20-year Unified Management Agreement (the "Unified Management Agreement") with Longmen Joint Venture, Shaanxi Coal and Shaanxi Steel. Shaanxi Steel is the controlling shareholder of Long Steel Group which is the non-controlling interest holder in Longmen Joint Venture, and Shaanxi Coal is the parent company of Shaanxi Steel, a state-owned entity. Under the terms of the Unified Management Agreement, all manufacturing machinery of Longmen Joint Venture and $587.3 million (or approximately RMB 3.7 billion) of the newly constructed iron and steel making facilities owned by Shaanxi Steel, which includes one 400m ^{2} sintering machine, two 1,280m ^{3} blast furnaces, two 120 ton converters and some auxiliary systems, are managed collectively as a single virtual asset pool ("Asset Pool"). Longmen Joint Venture manages the Asset Pool as the principal operating entity and is responsible for the daily operation of the new and existing facilities.

Furthermore, under the terms of the Unified Management Agreement, Shaanxi Coal has committed to providing Longmen Joint Venture with raw materials, including coke and coal, at a cost not higher than the market rate. In addition, the Unified Management Agreement includes provisions pursuant to which both Shaanxi Coal and Shaanxi Steel are expected to provide financial support, including credit guarantees, as needed for operations by Longmen Joint Venture. In October 2012, Shaanxi Steel agreed that it will not demand capital lease payment from Longmen Joint Venture until October 2014. In March 2013, Shaanxi Coal has agreed to provide bank loan guarantees to Longmen Joint Venture in the amount of $311.1 million (RMB 2.0 billion).

Longmen Joint Venture pays Shaanxi Steel for the use of the newly constructed iron and steel making facilities an amount that equals the depreciation expense on the equipment constructed by Shaanxi Steel in addition to 40% of the pre-tax profit generated by the Asset Pool. The remaining 60% of the pre-tax profit is allocated to Longmen Joint Venture. As a result, our economic interest in the profits generated by the Asset Pool decreased from 60% to 36%. However, the overall capacity under the management of Longmen Joint Venture has increased by three million tons, or 75%. The Unified Management Agreement is also expected to improve Longmen Joint Venture's cost structure through sustainable and steady sourcing of key raw materials and reduced transportation costs. The distribution of profit is subject to a prospective adjustment after the first two years based on each entity's actual investment of time and resources into the Asset Pool.

The parties to the Unified Management Agreement have agreed to establish the Shaanxi Longmen Iron and Steel Unified Management Supervisory Committee ("Supervisory Committee") to ensure that the facilities and related resources are being operated and managed according to the stipulations set forth in the Unified Management Agreement. However, the Board of Directors of Longmen Joint Venture remains the controlling decision-making body of Longmen Joint Venture and the Asset Pool.

The Unified Management Agreement constitutes an arrangement that involves a lease which met certain of the criteria of a capital lease and therefore, the lease is accounted for as such by Longmen Joint Venture. See Note 2 - "Summary of significant accounting policies", Note 15 - "Capital lease obligations" and Note 16 - "Profit sharing liability" of the Notes to Consolidated Financial Statements included herein.

In November 2010, we brought online a 1,200,000 metric ton capacity rebar production line, which was renovated based on an existing 800,000 metric ton capacity rebar production line. In July 2011, we brought online a 1,000,000 metric ton capacity high speed wire production line. These two newly installed production lines were both relocated from the Maoming Hengda (as defined below) facility and are expected to consume less energy when running at maximum efficiency compared to our previous production line.

Maoming Hengda Steel Co., Ltd

On June 25, 2008, through our subsidiary Qiu Steel, we paid approximately $7.1 million (RMB50 million) in cash to purchase 99% of Maoming Hengda Steel Group, Ltd. ("Maoming Hengda"). The total registered capital of Maoming Hengda is approximately $77.8 million (RMB 544.6 million).

Maoming Hengda's core business is the production of rebar products used in the construction industry. Located on 140 hectares (approximately 346 acres) in Maoming city, Guangdong Province, the Maoming Hengda facility previously had two production lines capable of annual production capacities of 1.8 million metric tons of 5.5mm to 16mm diameter high-speed wire and 12mm to 38mm diameter rebar. The products were sold through nine distributors that targeting customers in Guangxi Province and the western region of Guangdong.

To take advantage of a stronger market demand in Shaanxi Province, in the second quarter of 2009, we relocated the 800,000 metric ton capacity rebar production line from Maoming Hengda's facility to Longmen Joint Venture. Thereafter, in December 2010, we relocated the 1,000,000 metric ton capacity high-speed wire production line from Maoming Hengda's facility to Longmen Joint Venture to meet increased demand in Shaanxi Province.

In December 2010, we brought online a new 400,000 ton capacity rebar production line. The new rebar line was constructed as a result of a strategic alliance agreement between Maoming Hengda and Zhuhai Yueyufeng Iron and Steel Co., Ltd. ("Yueyufeng"), executed on February 3, 2010. According to this agreement, Yueyufeng paid in advance $4.4 million in three installments to support the construction of the rebar production line for Maoming Hengda, and charged Maoming Hengda interest at a rate of 10% annually. The interest expense incurred was recorded in finance expense.

As the crude steel production volume of Yueyufeng is higher than its rebar production capacity, we will continue to provide subcontracting services to process rebar for Yueyufeng as part of our strategic alliance agreement. In 2012, 100% of our production capacity was to process rebar for Yueyufeng. Once the market demand increases, we are expected to shift our production plan from subcontracting services to manufacturing of finished products for our customers, and to lower the subcontracting services ratio to approximately 40% by 2016 with the remaining 60% to be used for manufacturing of rebar.

Tianwu General Steel Material Trading Co., Ltd

We formed Tianwu General Steel Material Trading Co., Ltd. ("Tianwu Joint Venture") with Tianjin Material and Equipment Group Corporation ("TME Group"). The contributed capital of Tianwu Joint Venture was approximately $2.9 million (or RMB20 million), and we hold a 60% controlling interest. TME Group is one of the largest and most diversified commodity trading groups in China.

Tianwu Joint Venture sources raw materials, mainly iron ore from overseas, and is targeted to supply approximately 20% to 50% of our imported iron-ore needs, amounting to approximately two to three million metric tons on an annual basis.

Production Capacity Information Summary by Subsidiaries

Annual Production Capacity (metric tons)	General Steel (China)	Baotou Steel Pipe Joint Venture	Longmen Joint Venture	Maoming Hengda
Crude Steel	-	-	7 million	-
Processing	400,000	100,000	3.6 million	400,000
Main Products	Hot-rolled sheet	Spiral-weld pipe	Rebar/High-speed wire	Rebar
Main Application	Light Agricultural vehicles	Energy transport	Infrastructure and construction	Infrastructure and construction

Marketing and Customers

We sell our products primarily to distributors, and we typically collect payment from these distributors in advance. Our marketing efforts are mainly directed toward those customers who have demanding requirements for on-time delivery, general inquiries and product quality. We believe that these requirements as well as product planning are critical factors in our ability to serve this segment of the market.

Our revenue is dependent, in large part, on significant contracts with a limited number of large customers. For the year ended December 31, 2012, approximately 26.7% of our sales were to five customers. We believe that revenue derived from our current and future large customers will continue to represent a significant portion of our total revenue.

Moreover, our success will depend in part upon our ability to obtain orders from new customers, as well as the financial condition and success of our customers and general economic conditions in China.

Demand for our Products

Overall, domestic economic growth is an important driver of demand for our products, especially from construction and infrastructure projects, rural income growth and energy demand.

At Longmen Joint Venture, growth in regional construction and infrastructure projects drives demand for our products. According to the 12th Five Year National Economic and Social Development Plan ("NESDP") (2011-2015), development of China's western region is one of China's top five economic priorities. Shaanxi Province, where Longmen Joint Venture is located, has been designated as a focal point for development in the Western region, and Xi'an, the provincial capital, has been designated as a focal point for this development in China. Longmen Joint Venture is 180 km from Xi'an and it does not have a major competitor within a 250 km radius.

The Western region of China where our major sales market is located has experienced a higher rate of growth than other Chinese regions in recent years. Compared to an increase of 7.8% for the national GDP, a GDP increase of 12.9% was reported by Shaanxi Province in 2012 over the previous year. Additionally, according to Accounting and Corporate Finance Production Statistics in China, Sichuan Province also reported a GDP increase of 2.6%. We have opened a sales office in Chengdu City, Sichuan Province to meet the increasing demand for the production of steel.

According to the Shaanxi provincial government, the total fixed asset investment for the Shaanxi Province was approximately $198.4 billion (RMB 1.25 trillion) for the year ended December 31, 2012, an increase of 28.9% over the same period in 2011.

At the end of June 2009, the State Council Office announced that it approved the Guanzhong-Tianshui Economic Zone development program. This program covers the development of two western provinces and seven cities from 2009 to 2020.

In addition, the Guanzhong-Tianshui Economic Zone will concentrate on the development of the Xi'an area. The metropolitan area construction program focuses on the cities of Xi'an, Xianyang, and their surrounding areas, covering up to 12,000 square kilometers, including the construction of railways, highways, subways, airport expansion and newly developed areas. Under this program, the Shaanxi provincial government has announced that it will build approximately 4,500 kilometers of railway with an investment of approximately $40.2 billion (RMB260 billion) by 2015 and 8,080 kilometers of highway by 2020. The infrastructure and construction projects provide strong and stable demand for our steel products in this area, in which we have over 70% of the market share.

In January 2011, the central government announced a new low-income housing policy. Under this policy, 10 million low-income houses will be built in 2011, with a total of 36 million low-income houses to be built over a five-year period. To ensure the construction of the low-income housing, the central government has announced that it will increase its investment in the project by 34.7% over its 2010 investment to approximately $16.6 billion (RMB103 billion), and the local governments are expected to increase their investment as well.

As part of this policy, the Shaanxi provincial government also targets to build 470,000 low-income houses in 2011, covering approximately 30 million square meters, which is 2.5 times the amount of low-income houses initiated in 2010. This will generate a stable demand for steel construction within the Shaanxi Province.

In January 2011, the Shaanxi provincial government announced that it will invest approximately $12.2 billion (RMB80 billion) in the construction of hydro projects, which is three times the amount invested during the 11th Five Year National Economic and Social Development Plan. In addition to hydro projects, according to the central government, 5,000 kilometers of high-speed railway will be built in 2011, with 16,000 total kilometers to be built by 2020.

In May 2011, the central government passed the Cheng-Yu Economic Zone Plan focusing on Chongqing City and Sichuan Province, covering 206,000 square kilometers, to further accelerate the development of the western region of China. We anticipate that in the near future, the demand for our products will increase in those areas, and we expect that our expanded production capacity will be able to successfully meet the increase in demand. Furthermore, we have a sales office located in Chengdu to help facilitate such increased demand.

In February 2012, the government approved the Western Development 12 th Five Year Plan, which continues the efforts to develop the Western areas. The Plan is centered on the infrastructure and construction, highlighted by the development of economic zones, construction of roads/railway and hydro project, which drive the local demand for steel products.

We anticipate strong demand for our products driven by these and many other construction and infrastructure projects. We believe there will be sustained regional demand for several years as both the central and provincial governments continue to drive western region development efforts.

At Baotou Steel Pipe Joint Venture, energy sector growth, which spurs the need to transport oil, natural gas and steam, drives demand for spiral-weld steel pipe. Presently, demand is fueled by smaller pipeline projects and municipal energy infrastructure projects within the Inner Mongolia Autonomous Region.

At Maoming Hengda, infrastructure growth and business development in Maoming city, the surrounding Guangxi cities and the western region of Guangdong Province drive demand for our construction steel products. As a second tier city, the industrialization and urbanization of Maoming city is one of the focuses of economic development in west Guangdong Province.

Supply of Raw Materials

The primary raw materials we use for steel production are iron ore, coke, hot-rolled steel coil and steel billets. Baotou Steel Pipe Joint Venture uses hot-rolled steel coil as its main raw material. Longmen Joint Venture uses iron ore and coke as its main raw materials. Maoming Hengda uses steel billets as its main raw material. Iron ore is the main raw material used to produce hot-rolled steel coil and steel billets. Therefore, the prices of iron ore and coke are the primary raw material cost drivers for our products.

Iron Ore

Longmen Joint Venture has 7 million tons of annual crude steel production capacity. At Longmen Joint Venture, approximately 85% of production costs are associated with raw materials, with iron ore being the largest component.

According to the China Iron and Steel Association, approximately 60% of the China domestic steel industry demand for iron ore must be filled by imports. At Longmen Joint Venture, we purchase iron ore from four primary sources: Mulonggou mine (owned by Longmen Joint Venture), Daxigou mine (owned by Long Steel Group, our partner in Longmen Joint Venture), surrounding local mines and mines located abroad. According to the terms of Longmen Joint Venture's Agreement with the Long Steel Group, we have a first right of refusal for sales from the Daxigou mine. We presently purchase all of the iron ore produced by this mine.

Coke

Coke, produced from metallurgical coal (also known as coking coal), is our second most consumed raw material, after iron ore. It requires approximately 550kg to 600kg of coke to make one metric ton of crude steel.

Under the terms of the Unified Management Agreement, our partner, Shaanxi Coal, has committed to providing coke and coal to us at a cost not higher than the market price.

Our Longmen Joint Venture facility is located in the center of China's coal belt. We source all coke used at Longmen Joint Venture from the town in which Longmen Joint Venture is located. This ensures a dependable, local supply and minimum transportation costs.

The sources and/or our top five major suppliers of our raw materials for the year ended December 31, 2012 are as follows:

Longmen Joint Venture

Name of the Major Suppliers	Raw Material Purchased	% of Total Raw Material Purchased	Relationship with Company
Long Steel Group	Iron Ore	12.9%	Related Party
Shaanxi Haiyan Coal Chemical Industry Co., Ltd.	Coke	11.7%	Related Party
Shaanxi Longmen Coal Chemical Industry Co., Ltd.	Coke	8.4%	Third Party
Longgang Group import & export Co., Ltd.	Coke	7.0%	Related Party
Xinan Pinghe Steel Materials Co., Ltd.	Iron Ore	4.1%	Related Party
	Total	44.1%	

Baotou Steel Pipe Joint Venture

Name of the Major Suppliers	Raw Material Purchased	% of Total Raw Material Purchased	Relationship with Company
Baotou Dingxin Steel Trading Co., Ltd.	Steel coil	90.4%	Third Party
Tianjin Zhongsong Oil Pipe Co., Ltd.	Steel coil	5.7%	Third Party
Weifang Jinertai Welding Material Co., Ltd.	Steel coil	1.4%	Third Party
Tianjin Zhongsong Fanfu Pipe Co., Ltd.	Steel coil	1.3%	Third Party
Baoji Yusheng Welding Material Co., Ltd.	Steel coil	0.4%	Third Party
	Total	99.2%	

Maoming Hengda

Name of the Major Suppliers	Raw Material Purchased	% of Total Raw Material Purchased	Relationship with Company
Hunan Xiangtan Guoshun Electricity & Coal Co., Ltd	Coal	28.2%	Third Party
Tianjin Yingtong Materials Co., Ltd.	Mechanical accessories	22.9%	Third Party
Guangdong Guoli Coal Co., Ltd.	Coal	11.8%	Third Party
Kaifeng Zhonghua Instrument Co., Ltd.	Mechanical accessories	2.5%	Third Party
Changzhou Kaida Industrial Technology Co., Ltd	Mechanical accessories	2.4%	Third Party
	Total	67.9%	

Industry Environment

Despite demand growth experienced during 2010 and 2011, the overall nationwide steelmaking capacity still exceeds steel demand. There is significant over-capacity in the Chinese steel sector which is putting pressure on operators' profitability which became the most significant challenge in the steel manufacturing business. Chinese crude steel capacity is expected to be around 840 million tons in 2012, which would be 22.1% in excess of the expected 688 million tons of consumption, according to the HIS Global Insight daily analysis, January 2012.

For steelmakers, operating performance depends on the volatility of the cost of raw materials. The shortage of these raw materials in the market has allowed suppliers of iron ore and metallurgical coal to rebuild the pricing mechanisms through the shift from annual to shorter-term price contracts. This has created numerous challenges for steelmakers as they must now deal with volatility in raw material prices, as well as maintain margins with fluctuating demand. Over the past two years, we have witnessed perseverance in steel prices that has given iron ore producers an opportunity to increase the prices in the next contract; however the reverse may not be true as steel companies cannot always pass on the rise in iron ore prices to end consumers due to the market overcapacity and fragmentation.

The Chinese central government has had a long-stated goal to consolidate 70% of domestic steel production among the top ten producers by 2020. Currently, there are approximately over 500 crude steel producers throughout China, and the top ten producers account for approximately 48% of total national output. In December 2011, the central government published an industry target to eliminate 96 million tons of inefficient iron and steel capacity during the 12 th five-year plan. The central government had successfully reduced obsolete iron production capacities of 31.9 million tons in 2011. In April 2012, the central government announced its goal of reducing obsolete iron and steel capacities of 17.8 million tons in 2012, and in April 2013, the central government published the industry target of eliminating 10.4 million tons of obsolete iron and steel capacities in 2013.

On July 12, 2010, the Ministry of Industry & Information Technology Commission enacted the Steel Industry Admittance and Operation Qualifications standards. The new standards specify requirements for all aspects of steel production in China, which include: size of blast furnaces, size of converters, emission of waste water, dust per ton from steel production, quantity of coal used for each process in steel production and output capacity. According to the new standards, blast furnaces under 450 cubic meters are targeted to be eliminated. These standards once again confirmed the central government's determination to push forward the consolidation of this fragmented industry. While the operational conditions become more stringent, more small and medium sized companies will likely to aggressively look for valued partners which could lead to opportunities for high quality acquisitions for us. We believe the above government policy will strengthen our position as an industry consolidator by creating quantitative qualified potential acquisition targets.

Intellectual Property Rights

"Qiu Steel" is the registered trademark under which we sell hot-rolled carbon and silicon steel sheets products produced at General Steel (China). The "Qiu Steel" logo has been registered with the China National Trademark Bureau under No. 586433. "Qiu Steel" is registered under the GB 912-89 national quality standard and certified under the National Quality Assurance program.

"Baogang Tongyong" is the trademark under which we sell spiral-weld steel pipes products produced at Baotou Steel Pipe Joint Venture. This trademark is registered with China National Trademark Bureau.

"Yu Long" is the registered trademark under which we sell rebar and high-speed wire products produced in Longmen Joint Venture. The trademark is registered under the ISO9001:2000 international quality standard.

"Heng Da" is the registered trademark under which we sell high-speed wire and rebar products produced at our Maoming facility. The trademark is registered under the ISO9001:2000 international quality standard.

Employees

As of December 31, 2012, we had approximately 10,300 full-time employees.

Executive Officers of the Registrant

The following sets forth certain information as of June 21, 2013 concerning our executive officers.

Name	Age	Title
Zuosheng Yu	48	Chairman and Chief Executive Officer
John Chen	42	Chief Financial Officer

***Mr. Zuosheng Yu** , age 48, Chairman of the Board of Directors* . Mr. Yu joined our Company in October 2004 and became Chairman of the Board at that time. He also serves as our Chief Executive Officer. Since February 2001, he has been President and Chairman of the Board of Directors of Beijing Wendlar Investment Management Group, Beijing, China. Mr. Yu graduated in 1985 from Sciences and Engineering Institute, Tianjin, China. In July 1994, he received a Bachelor's degree from Institute of Business Management for Officers. Mr. Yu received the title of "Senior Economist" from the Committee of Science and Technology of Tianjin City in 1994. In July 1997, he received an MBA degree from the Graduate School of Tianjin Party University. Since April 2003, Mr. Yu has held a position as a member of China's APEC (Asia Pacific Economic Co-operation) Development Council.

***Mr. John Chen** , age 42, Director* . Mr. Chen joined our Company in May 2004 and was elected as a director in March 2005. He also serves as our Chief Financial Officer. From August 1997 to July 2003, he served as a senior accountant at Moore Stephens, Wurth, Frazer and Torbet, LLP in Los Angeles, California. Mr. Chen graduated from Norman Bethune University of Medical Science, Changchun city, Jilin province, China in September 1992. He received a B.S. degree in accounting from California State Polytechnic University, Pomona, California, U.S. in July 1997. He currently also serves on the board of directors of China Carbon Graphite Group, Inc. (OTCBB: CHGI), SGOCO Group, Ltd. (NASDAQ: SGOC), and China HGS Real Estate Inc. (NASDAQ: HGSH).

ITEM 1A. RISK FACTORS.

Our business, financial condition and results of operations are subject to various risks, including those discussed below, which may affect the value of our securities. The risks discussed below are those that we believe are currently the most significant, although additional risks not presently known to us or that we currently deem less significant may also impact our business, financial condition and results of operations, perhaps materially.

Risks Related to Our Business

We face substantial competition which, among other things, may lead to price pressure and adversely affect our sales.

We compete with other market players on the basis of product quality, responsiveness to customer needs and price. There are two types of steel and iron companies in China: state-owned enterprises ("SOEs") and privately owned companies.

Criteria important to our customers when selecting a steel supplier include:

- Quality;
- Price/cost competitiveness;
- System and product performance;
- Reliability and timeliness of delivery;
- New product and technology development capability;
- Excellence and flexibility in operations;
- Degree of global and local presence;
- Effectiveness of customer service; and
- Overall management capability.

We compete with both SOEs and privately owned steel manufacturers. While we believe that our price and quality are superior to other manufacturers, many of our competitors are better capitalized, more experienced, and have deeper ties in the Chinese marketplace. We consider there to be the following ten major competitors of similar size, production capability and product line in the marketplace competing against our four operating subsidiaries as indicated:

- Competitors of General Steel (China) include: Tianjin No. 1 Rolling Steel Plant, Tianjin Yinze Metal Sheet Plant and Tangshan Fengrun Metal Sheet Plant;
- Competitors of Longmen Joint Venture include: Shanxi Haixin Iron and Steel Co., Ltd. and Gansu Jiuquan Iron and Steel Co., Ltd.;
- Competitors of Baotou Steel Pipe Joint Venture include: Tianjin Bo Ai Steel Pipe Co., Hebei Cangzhou Zhong Yuan Steel Pipe Co., and Shanxi Taiyuan Guo Lian Steel Pipe Co.; and
- Competitors of Maoming Hengda include: Guangdong Shao Guan Iron and Steel Group and Zhuhai Yue Yu Feng Iron and Steel Co., Ltd.

In addition, with China's entry into the World Trade Organization and China's agreements to lift many of the barriers to foreign competition, we believe that competition will increase as a whole with the entry of foreign companies into this market. This may limit our opportunities for growth, lead to price pressure and reduce our profitability. We may not be able to compete favorably and this increased competition may harm our business, our business prospects and results of operations.

Our inability to fund our capital expenditure requirements may adversely affect our growth and profitability.

Our continued growth is dependent upon our ability to raise additional capital from outside sources. Our strategy is to grow through mergers, joint ventures and acquisitions targeting SOE steel companies and selected entities we believe have outstanding potential. Our growth strategy will require us to obtain additional financing through capital markets. In the future, we may be unable to obtain the necessary financing on a timely basis and on favorable terms, if at all, and our failure to do so may weaken our financial position, reduce our competitiveness, limit our growth and reduce our profitability. Our ability to obtain acceptable financing at any given time may depend on a number of factors, including:

- Our financial condition and results of operations;
- The condition of the PRC economy and the industry sectors in which we operate; and
- Conditions in relevant financial markets in the United States, the PRC and elsewhere in the world.

Disruptions in world financial markets and the resulting governmental action of the United States and other countries could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flow and could cause the market price of our common stock to decline.

The credit markets worldwide and in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the United States government and foreign governments have either implemented or are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements.

The uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide. Major market disruptions, the current adverse changes in global market conditions, and the regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow funds as needed. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows and could cause the price of our common stock to decline significantly.

We have made and may continue to make acquisitions which could divert management's attention, cause ownership dilution to our stockholders, or be difficult to integrate, which may adversely affect our financial results.

We have made a number of acquisitions, and it is our current plan to continue to acquire companies and technologies that we believe are strategic to our future business. Integrating newly acquired businesses or technologies could put a strain on our resources, could be costly and time consuming, and might not be successful. Such acquisitions could divert our management's attention from other business concerns. In addition, we might lose key employees while integrating new organizations. Acquisitions could also result in customer dissatisfaction, performance problems with an acquired company or technology, potentially dilutive issuances of equity securities or the incurrence of debt, assumption or incurrence of contingent liabilities, possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances, any of which could harm our business. We might not be successful in integrating any acquired businesses, products or technologies, and might not achieve anticipated revenues and cost benefits.

We may not be able to effectively control and manage our growth.

If our business and markets grow and develop, it will be necessary for us to finance and manage such an expansion in an orderly fashion. This growth will lead to an increase in the responsibilities of existing personnel, the hiring of additional personnel and expansion of our scope of operations. It is possible that we may not be able to obtain the required financing under terms that are acceptable to us or hire additional personnel to meet the needs of our expansion.

Our business, revenues and profitability are dependent on a limited number of large customers.

Our revenue is dependent, in large part, on significant contracts with a limited number of large customers. For the year ended December 31, 2012, approximately 26.7% of our sales were to five customers. We believe that revenue derived from our current and future large customers will continue to represent a significant portion of our total revenue. Our inability to continue to secure and maintain a sufficient number of large contracts or the loss of, or significant reduction in purchases by, one or more of our major customers would have the effect of reducing our revenues and profitability.

Moreover, our success will depend in part upon our ability to obtain orders from new customers, as well as the financial condition and success of our customers and general economic conditions in China.

Steel consumption is cyclical and worldwide overcapacity in the steel industry and the availability of alternative products have resulted in intense competition, which may have an adverse effect on profitability and cash flow.

Steel consumption is highly cyclical and follows general economic and industrial conditions both worldwide and in regional markets. The steel industry has historically been characterized by an excess in the world supply, which has led to substantial price decreases during periods of economic weakness. We currently have an annual steel production capacity of 7 million metric tons of crude steel and if the market for steel cannot support such production levels, the price for our products may go down. In addition, future economic downturns could decrease the demand for our products. Substitute materials are increasingly available for many steel products, which further reduces demand for steel.

We may not be able to pass on to customers the increases in the costs of our raw materials, particularly iron-ore, coke, steel billets and steel coil.

The major raw materials that we purchase for production are iron-ore, coke, steel billets and steel coil. The price and availability of these raw materials are subject to market conditions affecting supply and demand. Our financial condition or results of operations may be impaired by further increases in raw material costs to the extent we are unable to pass those increases to our customers. In addition, if these materials are not available on a timely basis or at all, we may not be able to produce our products and our sales may decline.

The price of steel may continue declining due to overproduction by the Chinese steel companies.

According to the China Iron and Steel Association, there are approximately 800 to 1,000 steel companies in China. Each steel company has its own production plan. The Chinese government released new guidance on the steel industry to encourage consolidation within the fragmented steel sector to mitigate problems of low-end repetitive production and inefficient use of resources. The current overproduction may not be solved by these measures enacted by the Chinese government. If the current overproduction continues, our product shipments could decline, our inventory could build up and eventually we may be required to decrease our sales price, which may decrease our profitability.

Disruptions to our manufacturing processes could adversely affect our operations, customer service and financial results.

Steel manufacturing processes are dependent on critical steel-making equipment, such as furnaces, continuous casters, rolling mills and electrical equipment (such as transformers), and such equipment may become temporarily inoperable as a result of unanticipated malfunctions or other events, such as fires or furnace breakdowns. Although our manufacturing plants have not experienced plant shutdowns or periods of reduced production as a result of such equipment failures or other events, we may experience such problems in the future. To the extent that lost production as a result of such a disruption could not be recovered by unaffected facilities, such disruptions could have an adverse effect on our operations, customer service and financial results.

Because we are a holding company with substantially all of our operations conducted through our subsidiaries, our performance will be affected by the performance of such subsidiaries.

We have no operations other than General Steel (China), Baotou Steel Pipe Joint Venture, Longmen Joint Venture, Maoming Hengda, and Tianwu Joint Venture, and our principal assets are our investments in these subsidiaries and VIE. As a result, we are dependent upon the performance of our subsidiaries and VIE and we will be subject to the financial, business and other factors affecting them as well as general economic and financial conditions. As substantially all of our operations are and will be conducted through our subsidiaries and VIE, we will be dependent on the cash flow of our subsidiaries to meet our obligations.

Because virtually all of our assets are and will be held by operating subsidiaries and VIE, the claims of our stockholders will be structurally subordinate to all existing and future liabilities and obligations, and trade payables of such subsidiaries and VIE. In the event of our bankruptcy, liquidation or reorganization, our assets and those of our subsidiaries will be available to satisfy the claims of our stockholders only after all of our subsidiaries' and VIE's liabilities and obligations have been paid in full.

Because we have entered into a significant number of related party transactions through the course of our routine business operations, there is a risk that we may not be able to control the valuation of such transactions, which could then adversely impact our profitability.

In the course of our normal business, we have purchased raw materials and supplies from our related parties and also engaged in sales of our products to our related parties. Because such related party transactions may not always be completed at arm's length due to their nature, we may not be able to control the valuation of such transactions and as a result, there is a risk that the value of such related party transactions exceeds market value, which could ultimately impact our profitability.

We depend on bank financing for our working capital needs.

We have various financing facilities which are due on demand or within one year. So far, we have not experienced any difficulties in repaying such financing facilities. However, we may in the future encounter difficulties in repaying or refinancing such financings on time and may face severe difficulties in our operations and financial position.

Our bank loans may not be renewed if certain covenants of the loan agreements are not met.

We have various financing facilities with banks which are due on demand or within one year. So far, we have not experienced any difficulties in repaying such financing facilities. As of December 31, 2012, we have not satisfied our financial covenants stipulated by certain loan agreements because of debt to asset ratios. Furthermore, we are party to loan agreements with cross default clause where any breach of other loan covenants will automatically result in default of such loans. According to the loan agreements, the bank could request more collateral or guarantees if the covenant is not satisfied or request early repayment of the loan if we cannot remedy the default within a period of time. As of today, we have not received any notice from the banks requesting more collateral, guarantees or early repayment of our short term loans due to a breach. However, we may in the future encounter difficulties in repaying or refinancing such loans on time, or providing more collateral or guarantees to the banks or making early repayment of our loans.

We depend on our affiliates financing for our working capital needs. We have various types of financing with our affiliates.

We rely on Mr. Zuosheng Yu for important business leadership.

We depend, to a large extent, on the abilities and operations of our current management team. However, we have a particular reliance upon Mr. Zuosheng Yu, our Chairman, Chief Executive Officer and significant shareholder, for the direction of our business and leadership in our growth efforts. The loss of the services of Mr. Yu, for any reason, may have a material adverse effect on our business and prospects. We cannot guarantee that Mr. Yu will continue to be available to us, or that we will be able to find a suitable replacement for Mr. Yu on a timely basis.

Failure to achieve and maintain effective internal control over financial reporting could have a material adverse effect on our business, results of operations and the trading rice of our common stock. Also, we are exposed to potential risks from regulations requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

We are exposed to potential risks from regulations requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002. Ensuring that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Failure on our part to have effective internal financial and accounting controls, including the material weakness described below, has and could in the future cause our financial reporting to be unreliable, has and could in the future have a material adverse effect on our business, operating results, and financial condition, and has and could in the future cause the trading price of our common stock to fall dramatically.

We and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting that is described in greater detail in "Item 9A—Controls and Procedures." Remedying these material weaknesses and maintaining proper and effective internal controls have and will require substantial management time and attention and have resulted in our incurring substantial incremental expenses. Our outside consultants are assisting us with designing and implementing an adequate risk assessment process to identify complex transactions requiring specialized knowledge to ensure the appropriate accounting for and disclosure of such transactions. We cannot be certain that further remedies including accounting restatements will not occur in the future. Such remedies, including accounting restatements, could create a significant strain on our internal resources and cause delays in our release of quarterly or annual financial results and the filing of related reports, increase our costs and cause management distraction.

Under the supervision and with the participation of our management, we have and will continue to evaluate our internal controls systems in order to allow management to report on, and our registered independent public accounting firm to attest to, our internal controls, as required by Section 404 of the Sarbanes-Oxley Act. We have and will continue to perform the system and process evaluation and testing required in an effort to comply with the management certification and auditor attestation requirements of Section 404. As a result, we have and will continue to incur additional expenses and a diversion of management's time. If we are not able to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the New York Stock Exchange. Any such action could adversely affect our financial results and the market price of our stock.

We do not presently maintain product liability insurance in China, and our property and equipment insurance does not cover the full value oj our property and equipment, which leaves us with exposure in the event of loss or damage to our properties or claims filed against us.

We currently do not carry any product liability or other similar insurance in China. We cannot assure you that we would not face liability in the event of the failure of any of our products.

We have purchased automobile insurance with third party liability coverage for our vehicles. In addition, we have purchased property insurance to cover production equipment. Except for property and automobile insurance, we do not have other insurance such as business liability or disruption insurance coverage for our operations in China. In the event of a significant product liability claim or other uninsured event, our financial results and the price of our common stock may be adversely affected.

Risks Related to Operating Our Business in China

We face the risk that changes in the policies of the Chinese government could have significant impact upon the business we may be able to conduct in China and the profitability of such business.

The economy in China is transitioning from a planned economy to a market oriented economy, subject to five-year and annual plans adopted by the government that set forth national economic development goals. Policies of the Chinese government can have significant effects on the economic conditions of China. The Chinese government has confirmed that economic development will follow a model of a market economy under socialism. Under this direction, we believe that China will continue to strengthen its economic and trading relationships with foreign countries and business development in China will follow market forces. While we believe that this trend will continue, there can be no assurance that such will be the case. A change in policies by the Chinese government could adversely affect our interests through, among other factors: changes in laws; regulations or the interpretation thereof; confiscatory taxation; restrictions on currency conversion; imports or sources of supplies; or the expropriation or nationalization of private enterprises. Although the Chinese government has been pursuing economic reform policies for approximately two decades, the Chinese government may significantly alter such policies, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting China's political, economic and social climate.

The PRC laws and regulations governing our current business operations and contractual arrangements are uncertain, and if we are found to be in violation of such laws and regulations, we could be subject to sanctions, which along with, any changes in such laws and regulations may have a material and adverse effect on our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, bankruptcy, or criminal proceedings against us or our customers. Along with our subsidiaries, we are considered foreign persons or foreign funded enterprises under PRC law, and, as a result, we are required to comply with certain PRC laws and regulations. These laws and regulations are relatively new and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, the Chinese authorities retain broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business licenses and requiring actions necessary for compliance. In particular, licenses, permits and beneficial treatment issued or granted to us by relevant governmental bodies may be revoked at a later time under contrary findings of higher regulatory bodies. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses. We may be subject to sanctions, including fines, and could be required to restructure our operations. Such restructuring may not be deemed effective or may encounter similar or other difficulties. As a result of these substantial uncertainties, there is a risk that we may be found in violation of current or future PRC laws or regulations.

A slowdown or other adverse developments in the Chinese economy may materially and adversely affect our customers, demand for our services and our business.

Substantially all of our assets, and the assets of our operating subsidiaries and VIE, are located in China and our revenue is derived from our operations in China. We anticipate that our revenues generated in China will continue to represent all of our revenues in the near future. Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in China. Although the PRC economy has grown significantly in recent years, we cannot assure you that such growth will continue. In addition, the Chinese government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the Chinese government to slow the pace of growth of the Chinese economy could result in reduced demand for our products. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the demand for our products and materially and adversely affect our business.

The PRC government's recent measures to curb inflation rates could adversely affect future results of operations.

In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. Rapid economic growth can lead to growth in the money supply and rising inflation. China's Consumer Price Index increased by 2.6% for full year of 2012 according to the National Bureau of Statistics of China, or the NBS. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products.

In recent years, the government of China has undertaken various measures to alleviate the effects of inflation, especially with respect to key commodities. From time to time, the PRC National Development and Reform Commission announces national price controls on various products. The government of China has also encouraged local governments to institute price controls products. Such price controls could adversely affect our future results of operations and, accordingly, the price of our common stock.

If relations between the United States and China deteriorate, our stock price may decrease and we may experience difficulties accessing the United States capital markets.

At various times during recent years, the United States and China have had disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the United States and China could impact the market price of our common stock and our ability to access United States capital markets.

The Chinese Government could change its policies toward private enterprises, which could result in the total loss of our investments in China.

Our business is subject to political and economic uncertainties in China and may be adversely affected by its political, economic and social developments. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese government may not continue to pursue these policies or may alter them to our detriment. Conducting our business might become more difficult or costly due to changes in policies, laws and regulations, or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to stockholders, devaluations of currency or the nationalization or other expropriation of private enterprises. In addition, nationalization or expropriation could result in the total loss of our investments in China.

The Chinese State Administration of Foreign Exchange, or SAFE, requires Chinese residents to register with, or obtain approval from SAFE regarding their direct or indirect offshore investment activities.

China's State Administration of Foreign Exchange Regulations regarding offshore financing activities by Chinese residents has undertaken continuous changes which may increase the administrative burden we face and create regulatory uncertainties that could adversely affect the implementation of our acquisition strategy. A failure by our shareholders who are Chinese residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our Chinese resident shareholders to liability under PRC law.

Our business, results of operations and overall profitability are linked to the economic, political and social conditions in China.

All of our business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects, including government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. The economy of China has been transitioning from a planned economy to a more market-oriented economy. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry by imposing industrial policies. It also exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Therefore, the Chinese government's involvement in the economy may negatively affect our business operations, results of operations and our financial condition.

If there will be any changes in PRC Law, the PRC legal system could limit our Company's ability to enforce the Unified Management Agreement, which in turn may lead to reconsideration of the VIE assessment with respect to Longmen Joint Venture.

Prior to entering into the Unified Management Agreement, Longmen Joint Venture had been consolidated as our 60% directly owned subsidiary. Upon entering into the Unified Management Agreement on April 29, 2011, Longmen Joint Venture was considered to be a VIE of which we are the primary beneficiary and therefore we continue to consolidate Longmen Joint Venture.

We believe that the Unified Management Agreement between Longmen Joint Venture and Shaanxi Coal is in compliance with PRC law and is legally enforceable. The Board of Directors of Longmen Joint Venture continues to be the controlling decision-making body with respect to Longmen Joint Venture. We control 60% of the voting rights of the Board of Directors, and have control over the operations of Longmen Joint Venture. As such, we believe we have the power to control the activities of the VIE. However, uncertainties in the PRC legal system could limit our ability to enforce the Unified Management Agreement, which in turn, may lead to reconsideration of, and a different conclusion under the VIE assessment.

Governmental control of currency conversion may cause the value of your investment in our common stock to decrease.

The Chinese government imposes controls on the conversion of Renminbi or RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi, which is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, or otherwise satisfy foreign currency denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from a transaction, can be made in foreign currencies without prior approval from China's State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.

The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain of our expenses as they come due.

Currency fluctuations and restrictions on currency exchanges may adversely affect our business, including limiting our ability to convert RMB into foreign currencies and, if RMB were to decline in value, reducing our revenue in U.S. dollar terms.

Our reporting currency is the U.S. dollar and our operations in China use their local currency as their functional currencies. Substantially all of our revenue and expenses are in Renminbi, or RMB. We are subject to the effects of exchange rate fluctuations with respect to local currencies. For example, the value of the RMB depends to a large extent on Chinese government policies and China's domestic and international economic and political developments, as well as supply and demand in the local market. Prior to July 21, 2005, the official exchange rate for the conversion of RMB to the U.S. dollar had generally been stable and the RMB had appreciated slightly against the U.S. dollar. However, on July 21, 2005, the Chinese government changed its policy of pegging the value of RMB to the U.S. dollar. Under the new policy, RMB may fluctuate within a narrow and managed band against a basket of certain foreign currencies. The four main currencies in the basket are the U.S. dollar, the Euro, the Japanese yen and the Korean won. In the three years that followed, a slight appreciation against the U.S. currency occurred and by the end of October 2008, the RMB exchange rate with the U.S. dollar had risen to nearly 6.8 to the U.S. dollar. Since mid-2008, the RMB has been held stable as the Chinese government considers how best to respond to the global economic crisis. In June 2010, the temporary dollar peg was again abandoned, after the Chinese RMB rose approximately 16% against the Euro as a result of the Greek fiscal crisis. However, the Chinese government has signaled that going forward its currency will only be allowed to appreciate gradually against the dollar. It is possible that the Chinese government could adopt a more flexible currency policy, which could result in more significant fluctuation of RMB against the U.S. dollar. We can offer no assurance that RMB will be stable against the U.S. dollar or any other foreign currency. Our financial statements are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency-denominated transactions results in reduced revenue, operating expenses and net income for our international operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of these foreign currency-denominated transactions results in increased revenue, operating expenses and net income for our international operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign consolidated subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the foreign consolidated subsidiaries' financial statements into U.S. dollars will lead to a translation gain or loss which is recorded as a component of other comprehensive income. In addition, we have certain assets and liabilities that are denominated in currencies other than the relevant entity's functional currency. Changes in the functional currency value of these assets and liabilities create fluctuations that will lead to a transaction gain or loss. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future. The availability and effectiveness of any hedging transaction may be limited and we may not be able to hedge our exchange rate risks.

We are subject to environmental and safety regulations, which may increase our compliance costs and reduce our overall profitability.

We are subject to the requirements of environmental and occupational safety and health laws and regulations in China. We may incur substantial costs or liabilities in connection with these requirements. Additionally, these regulations may become stricter, which will increase our costs of compliance in a manner that could reduce our overall profitability. The capital requirements and other expenditures that may be necessary to comply with environmental requirements could increase and become a significant expense linked to the conduct of our business.

Our operating subsidiaries must comply with environmental protection laws that could adversely affect our profitability.

We are required to comply with the environmental protection laws and regulations promulgated by the national and local governments of China. Yearly inspections of waste treatment systems require the payment of a license fee which could become a penalty fee if standards are not maintained. If we fail to comply with any of these environmental laws and regulations in China, depending on the types and seriousness of the violation, we may be subject to, among other things, warning from relevant authorities, imposition of fines, specific performance and/or criminal liability, forfeiture of profits made, being ordered to close down our business operations and suspension of relevant permits.

Because the Chinese legal system is not fully developed, our legal protections may be limited.

The Chinese legal system is based upon written statutes. Prior court decisions may be cited for reference but are not binding on subsequent cases and have limited value as precedent. Since 1979, China's legislative bodies have promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, China has not developed a fully integrated legal system and the array of new laws and regulations may not be sufficient to cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involves uncertainties. In addition, published government policies and internal rules may have retroactive effects and, in some cases, the policies and rules are not published at all. As a result, we may be unaware of our violation of these policies and rules until sometime later. The laws of China govern our contractual arrangements with our affiliated entities and the enforcement of these contracts and the interpretation of the laws governing these relationships are subject to uncertainty.

In addition, our VIE and all of our subsidiaries that are incorporated in China are subject to all applicable PRC laws and regulations. Because of the relatively short period for enacting such a comprehensive legal system, the laws, regulations and legal requirements are relatively recent, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you, and may lead to penalties imposed on us because of the different understanding between the relevant authority and us. For example, according to current tax laws and regulations, we are responsible to pay business tax on a "Self-examination and Self-application" basis. However, since there is no clear guidance as to the applicability of certain preferential tax treatments, we may be found in violation of the interpretation of local tax authorities with regard to the scope of taxable services and the percentage of tax rate and therefore might be subject to penalties, including but not limited to, monetary penalties. In addition, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

The resolution of these matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. Any rights we may have to specific performance or to seek an injunction under PRC law, in either of these cases, are severely limited, and without a means of recourse by virtue of the Chinese legal system, we may be unable to prevent these situations from occurring. Although legislation in China over the past 30 years has significantly improved the protection afforded to various forms of foreign investment and contractual arrangements in China, these laws, regulations and legal requirements are relatively new and their interpretation and enforcement involve uncertainties, which could limit the legal protection available to us and foreign investors, including you.

The PRC State Administration of Foreign Exchange, or SAFE, restrictions on currency exchange may limit our ability to receive and use our sales revenue effectively and to pay dividends.

All of our sales revenues and expenses are denominated in RMB. Under PRC law, RMB is currently convertible under the "current account," which includes dividends and trade and service-related foreign exchange transactions, but not under the "capital account," which includes foreign direct investment and loans. Currently, our PRC operating subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of SAFE, by complying with certain procedural requirements. However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since substantially all of our future revenue will be denominated in RMB, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in RMB to fund our business activities outside China that are denominated in foreign currencies.

Foreign exchange transactions by PRC operating subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC government authorities, including SAFE. In particular, if our PRC operating subsidiaries borrow foreign currency through loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance our PRC operating subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the Ministry of Commerce People's Republic of China, or their respective local counterparts. These limitations could affect our PRC operating subsidiaries' ability to obtain foreign exchange through debt or equity financing.

The PRC government also may at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining foreign currency, we may be unable to meet obligations that may be incurred in the future that require payment in foreign currency.

Under the New EIT Law, as defined below, we may be classified as a "resident enterprise" of China, which would likely result in unfavorable tax consequences to us and our non-PRC shareholders.

Under China's Enterprise Income Tax Law, or the "EIT Law", and its implementing rules, which became effective in 2008, an enterprise established with "de facto management bodies" within China is considered a "resident enterprise," meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Under the implementing rules of the New EIT Law, de facto management means substantial and overall management and control over the production and operations, personnel, accounting, and properties of the enterprise. Because the New EIT Law and its implementing rules are new, it is unclear how tax authorities will determine tax residency based on the facts of each case.

In April 2009, the State Administration of Taxation ("SAT") issued a new circular to clarify the criteria for recognizing the resident enterprise status for Chinese controlled foreign companies. According to the Circular Regarding the Determination Criteria on Chinese Controlled Offshore Companies as Resident Enterprises (Circular Guoshuifa 2009 No. 82), if a foreign company simultaneously satisfies the following four criteria it will have resident enterprise status:

- It constitutes a Chinese controlled foreign company and shall be deemed to be a PRC resident enterprise.
- The premises where the senior management and the senior management bodies responsible for the routine production and business management of the enterprise perform their functions are mainly located within China.
- The financial decisions (including, borrowing, lending, financing, financial risk management, etc.) and the personnel decisions (for example, appointment, dismissal, remuneration, etc.) of the enterprise are made by the bodies or persons within China or are subject to the approval of the bodies or persons within China.
- The enterprise's primary properties, accounting books, company seals, minutes and archives of the meetings of the board of directors and shareholders are located or preserved within China. The enterprise's directors or senior management with fifty percent or more of the voting rights usually live in China.

Despite the issuance of the new clarifying circular referenced above, the application of these standards remains uncertain. If the PRC tax authorities determine that we are a "resident enterprise" for PRC enterprise income tax purposes, unfavorable PRC tax consequences could follow. First, we will be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as "tax-exempt income," such dividends may be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new "resident enterprise" classification would result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares.

If we were treated as a "resident enterprise" by PRC tax authorities, we would be subject to tax in both the U.S. and China, and our PRC tax may not be creditable against our U.S. tax. In addition, we have not accrued any tax liability associated with the possible payment of dividends to our U.S. parent company. Such a tax would be an added expense appearing on our income statement, which would reduce our net income.

Failure to comply with the U.S. Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, we are required to maintain records that accurately and fairly represent our transactions and have an adequate system of internal accounting controls. Foreign companies, including some that may compete with us, are not subject to these prohibitions, and therefore may have a competitive advantage over us. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the PRC. We can make no assurance that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

If we become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve such allegations, which could harm our business operations, stock price and reputation, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, particularly companies like us which have completed so-called reverse merger transactions, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits, SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from growing our Company. If such allegations are not proven to be groundless, our Company and our business operations will be severely impacted and your investment in our stock could be rendered worthless.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC. Accordingly, our public disclosure should be reviewed in light of the fact that no governmental agency that is located in China where substantially all of our operations and business are located had conducted any due diligence on our operations or reviewed or cleared any of our disclosure.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act of 1933 and the Securities Exchange Act of 1934. Since substantially all of our operations and business takes place in China, it may be more difficult for the SEC to overcome the geographic and cultural obstacles when reviewing our disclosure. These same obstacles are not present for similar companies whose operations or business take place entirely or primarily in the United States. Furthermore, our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review of the Chinese Securities Regulatory Commission, a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any due diligence on our Company and with the understanding that none of our SEC reports, other filings or any of our other public pronouncements has been reviewed or otherwise been scrutinized by any local regulator.

We make equity compensation grants to persons who are PRC citizens and they may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt equity compensation plans for our directors and employees and other parties under PRC laws.

On March 28, 2007, SAFE issued the "Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of An Overseas Listed Company," also known as "Circular 78." It is not clear whether Circular 78 covers all forms of equity compensation plans or only those which provide for the granting of stock options. For any plans which are so covered and are adopted by a non-PRC listed company, such as our Company, after March 28, 2007, Circular 78 requires all participants who are PRC citizens to register with and obtain approvals from SAFE prior to their participation in the plan. In addition, Circular 78 also requires PRC citizens to register with SAFE and make the necessary applications and filings if they participated in an overseas listed company's covered equity compensation plan prior to March 28, 2007. We believe that the registration and approval requirements contemplated in Circular 78 are burdensome and time consuming.

We currently have an effective equity incentive plan and make numerous stock grants under the plan to our officers, directors and employees, some of whom are PRC citizens and may be required to register with SAFE. If it is determined that any of our equity compensation plans are subject to Circular 78, failure to comply with relevant provisions may subject us and participants of any such equity incentive plan who are PRC citizens to fines and legal sanctions and prevent us from being able to grant equity compensation to our PRC employees. In that case, our ability to compensate our employees and directors through equity compensation and to attract and retain employees and directors may be hindered and our business operations may be adversely affected.

Due to various restrictions under PRC law on the distribution of dividends by our PRC operating companies, we may not be able to pay dividends to our shareholders.

The Wholly-Foreign Owned Enterprise Law (1986) ("WFOE"), as amended and the Wholly-Foreign Owned Enterprise Law Implementing Rules (1990), as amended and the Company Law of the PRC (2006) contain the principal regulations governing dividend distributions by wholly foreign owned enterprises. Under these regulations WFOE's may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, a WFOE is required to set aside a certain amount of its accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends, except in the event of liquidation, and cannot be used for working capital purposes.

Furthermore, if any of our consolidated subsidiaries in China incurs debt in the future, the instruments governing the debt may restrict our ability to pay dividends or make other payments. If we or our consolidated subsidiaries are unable to receive all of the revenues from our operations due to these contractual or dividend arrangements, we may be unable to pay dividends on our common stock. In addition, under WFOE regulations mentioned above, we must retain a reserve equal to 10 percent of net income after taxes, not to exceed 50 percent of registered capital. Accordingly, this reserve will not be available to be distributed as dividends to our shareholders. We presently do not intend to pay dividends in the foreseeable future. Our management intends to follow a policy of retaining all of our earnings to finance the development and execution of our strategy and the expansion of our business.

We may have difficulty establishing adequate management, legal and financial controls in the PRC.

The PRC historically has been deficient in western style management and financial reporting concepts and practices, as well as in modern banking and other control systems. We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC. As a result of these factors, and especially given that we are an exchange listed company in the U.S. and subject to regulation as such, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet western standards. As there is a shortage of well-educated and experienced professionals who have bilingual and bicultural backgrounds in China, especially in remote areas where our factories are located, we may experience high turnover in our staff. Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls as required under Section 404 of the Sarbanes-Oxley Act and other applicable laws, rules and regulations. This may result in significant deficiencies or material weaknesses in our internal controls which could impact the reliability of our financial statements and prevent us from complying with SEC rules and regulations and the requirements of the Sarbanes-Oxley Act. Any such deficiencies, weaknesses or lack of compliance could have a material adverse effect on our results of operations and the public announcement of such deficiencies could adversely impact our stock price.

Risks Related to Our Common Stock

Our officers, directors and affiliates control us through their positions and stock ownership and their interests may differ from other stockholders.

Our officers, directors and affiliates beneficially own approximately 40.9% of our common stock. Mr. Zuosheng Yu, our major stockholder, beneficially owns approximately 40.2% of our common stock. Mr. Yu can effectively control us and his interests may differ from other stockholders.

All of our subsidiaries and substantially all of our assets are located outside the United States.

All our subsidiaries are located in China and substantially all of our assets are located outside the United States. It may therefore be difficult for investors in the United States to enforce their legal rights based on the civil liability provisions of the U.S. federal securities laws against us in the courts of either the United States or China and, even if civil judgments are obtained in United States courts, such judgments may not be enforceable in Chinese courts. Most of our directors and officers reside outside of the United States. It is unclear if extradition treaties now in effect between the United States and China would permit effective enforcement against us or our officers and directors of criminal penalties under the U.S. federal securities laws or otherwise.

We have never paid cash dividends and are not likely to do so in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

Our common stock is subject to price volatility unrelated to our operations.

The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other steel makers, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

Investors may experience dilution from exercise of warrants we issued in December 2007.

Shares of our common stock are issuable upon conversion of senior convertible notes and warrants to purchase common stock issued in a private placement that closed on December 13, 2007. The senior convertible notes were initially convertible into 4,170,009 shares of our common stock based on a conversion price of $12.47 per share and applicable interest rates. As of the date of this report, all of the convertible notes had been converted. Prior to the adjustments described below, upon the exercise of the warrants, an additional aggregate amount of 1,154,958 shares of our common stock were issuable based upon the then exercise price of $13.51 per share. The warrants are exercisable from May 13, 2008, to May 13, 2013. The exercise price of the warrants (and the number of shares issuable under the warrants) are each subject to adjustment under certain customary circumstances, including, among others, if the sale price of securities issued by us in subsequent offerings is less than the exercise price then in effect. As discussed below, the warrants have been adjusted such that upon their exercise, an aggregate of 3,900,871 shares of our common stock are now issuable based upon the current adjusted exercise price of $5.00 per share.

The issuance of shares of our common stock upon exercise of any of our outstanding warrants (including any increased amount of shares that may be issued in the future because of reductions in exercise price thereof) will dilute our current shareholders.

Our failure to comply with conditions required for our common stock to be listed on the New York Stock Exchange ("NYSE") could result in delisting of our common stock from the NYSE and have a significant negative effect on the value and liquidity of our securities as well as other matters.

As a result of our failure to timely file this Annual Report on Form 10-K for the fiscal year ended December 31, 2012 ("Annual Report"), we were not in full compliance with NYSE Listed Company Manual, Section 802.01E, which requires us to file our Annual Report on or before April 16, 2013 (the "Filing Due Date"). We have six months from the Filing Due Date to cure this deficiency. We are required to comply with NYSE Listed Company Manual to file this Annual Report as a condition for our common stock to continue to be listed on the NYSE. If we are unable to comply with such conditions, then our shares of common stock are subject to immediate delisting from the NYSE. We intend to appeal any decision to delist our shares from the NYSE, but cannot provide any assurance that our appeal will be successful. Any such appeal will not stay the decision to delist our shares.

If our common stock is delisted from the NYSE, such securities may be traded over-the-counter on the "pink sheets." The alternative market, however, is generally considered to be less efficient than, and not as broad as, the NYSE. Accordingly, delisting of our common stock from the NYSE could have a significant negative effect on the value and liquidity of our securities. In addition, the delisting of such stock could adversely affect our ability to raise capital on terms acceptable to us or at all. In addition, delisting of our common stock may preclude us from using exemptions from certain state and federal securities regulations, including the SEC's "penny stock" rules.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

Not Applicable.

ITEM 2. PROPERTIES.

General Steel (China)

The properties of General Steel (China) consist of manufacturing sites and office buildings located in Jinghai county, about 20 miles (45 kilometers) southwest of the Tianjin city center on a total of 17.81 acres (7.21 hectares) of land, which includes 320,390 square feet (29,667 square meters) of building space.

Under PRC law, all land in China is owned by the government, which grants a "land use right" to an individual or entity after a purchase price for such "land use right" is paid to the government. The land use right allows the holder the right to use the land for a specified long-term period of time and enjoy all the ownership incidents to the land. We are the registered owner of the land use rights for the parcels of land identified in the chart below.

Registered Owner of Land Use Right	Location & Certificate of Land Use Right	Usage	Space (acres)	Life of Land Use Right	Remaining Life
Tianjin Daqiuzhuang Metal Sheet Co., Ltd	No. 6 West Gangtuan Road, Daqiuzhuang, Jinghai Country, Tianjin	Industrial Use	6.78	50 years	39 years
Tianjin Daqiuzhuang Metal Sheet Co., Ltd	No. 35 Baiyi Road, Daqiuzhuang, Jinghai County, Tianjin	Industrial Use	9.89	50 years	39 years
Tianjin Daqiuzhuang Metal Sheet Co., Ltd	Ying Feng Road North, Daqiuzhuang, Jinghai country Tianjin	Commercial Use	1.14	50 years	39 years

Baotou Steel Pipe Joint Venture

The properties of Baotou Steel Pipe Joint Venture consist of our production and administrative sites located on the main production campus of the Baotou Steel Pipe Joint Venture located in Baotou, Inner Mongolia Autonomous Region. The land is leased from Baotou Iron and Steel Group Co., Ltd., our strategic partner in the Baotou Steel Pipe Joint Venture.

Longmen Joint Venture

The properties of Longmen Joint Venture consist of production and administrative sites located in various locations throughout the southern half of Shaanxi province on land totaling approximately 307 acres (124.4 hectares).

Longmen Joint Venture is the registered owner of the land use rights for the parcels of land identified in the chart below.

Registered Owner of Land Use Right	Location & Certificate Of Land Use Right	Usage	Space (acres)	Life of Land Use Right	Remaining Life
Longmen Joint Venture	North Huanyuan Road, Weiyang District, Xi'an, Shaanxi	Industrial Use	19.1	50 Years	34 Years
Longmen Joint Venture	Longmen Town, Hancheng, Shaanxi	Industrial Use	179.6	40-48 Years	34-38 Years*
Longmen Joint Venture	Sanping Village, Shipo Town, Zhashui County, Shaanxi	Industrial Use	103.2	50 Years	40 Years
Longmen Joint Venture	Zhaikouhe Village, Xunjian Town, Zhashui County, Shaanxi	Industrial Use	1.9	50 Years	39 Years
Longmen Joint Venture	East Taishi Avenue, Xincheng District, Hancheng, Shaanxi	Commercial Use	3.6	40 Years	30 Years

*This location consists of six land use rights with various remaining useful lives.

Maoming Hengda

The properties of Maoming Hengda consist of our production and administrative sites located in two separated sites inside Maoming city, Guangdong province, on land totaling approximately 240 acres (96.9 hectares).

Maoming Hengda is the registered owner of the land use rights for the parcels of land identified in the chart below.

Registered Owner Of Land Use Right	Location & Certificate Of Land Use Right	Usage	Space (acres)	Life of Land Use Right	Remaining Life
Maoming Hengda	Diancheng Town, Dianbai County, Maoming City, Industrial Zone of Bohe Port, Guangdong	Industrial Use	240	50 Years	42 Years

ITEM 3. LEGAL PROCEEDINGS.

From time to time, we are subject to certain legal proceedings, claims and disputes that arise in the ordinary course of our business. Although we cannot predict the outcomes of these legal proceedings, we do not believe these actions, in the aggregate, will have a material adverse impact on our financial position, results of operations or liquidity. We are currently not a party to any material legal proceedings.

ITEM 4. MINE SAFETY DISCLOSURES.

The information required by Item 4 is not applicable to us, as we have no mining operations in the United States.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock is listed on the New York Exchange under the symbol "GSI". The high and low closing common stock price for each quarter of the last two years is as follows:

HIGH AND LOW SALES PRICES	1ST QTR	2ND QTR	3RD QTR	4TH QTR
2011				
High	$ 2.93	$ 2.41	$ 1.73	$ 1.50
Low	$ 2.28	$ 1.42	$ 1.13	$ 0.99
2012				
High	$ 1.17	$ 1.11	$ 1.33	$ 1.28
Low	$ 0.75	$ 0.80	$ 0.57	$ 0.91

As of June 10, 2013, there were approximately 315 holders of record of our common stock. On the same date, the trading price of our common stock closed at $0.98 per share.

Dividend Policy

Our Board of Directors currently does not intend to declare dividends or make any other distributions to our shareholders. Any determination to pay dividends in the future will be at our board's discretion and will depend upon our results of operations, financial condition and prospects as well as other factors deemed relevant by our Board of Directors.

Recent Sales of Unregistered Sale Securities

None.

ITEM 6. SELECTED FINANCIAL DATA.

Not Applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Forward-Looking Statements:

The following discussion of the financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this Annual Report. The following discussion contains forward-looking statements. General Steel Holdings, Inc. is referred to herein as "we", "our," "us" and "the Company." The words or phrases "would be," "will allow," "expect to", "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," or similar expressions are intended to identify forward-looking statements. Such statements include those concerning our expected financial performance, our corporate strategy and operational plans. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of risks and uncertainties, including: (a) those risks and uncertainties related to general economic conditions in PRC, including regulatory factors that may affect such economic conditions; (b) whether we are able to manage our planned growth efficiently and operate profitable operations, including whether our management will be able to identify, hire, train, retain, motivate and manage required personnel or that management will be able to successfully manage and exploit existing and potential market opportunities; (c) whether we are able to generate sufficient revenues or obtain financing to sustain and grow our operations; and (d) whether we are able to successfully fulfill our primary requirements for cash which are explained below under "Liquidity and Capital Resources" as well as other factors described in "Item 1A: Risk Factors" in this Annual Report. You should carefully review all of these factors, as well as the comprehensive discussion of forward-looking statements on page 3 of this Annual Report. Unless otherwise required by applicable law, we do not undertake, and we specifically disclaim any obligation, to update any forward-looking statements to reflect occurrences, developments, unanticipated events or circumstances after the date of such statement.

OVERVIEW

We were founded on the strategy to merge, partner with, and acquire State-owned enterprises and selected steel companies with great growth potential within China's highly fragmented steel industry. As of December 31, 2012, we were comprised of four steel producing and processing subsidiaries/VIE of which Longmen Joint Venture is the largest, and one raw material trading company subsidiary. Located in Shaanxi province, Longmen Joint Venture contributed approximately 99.1% and 97.9% of our total revenue for the 2012 and 2011 fiscal years, respectively.

Fiscal year 2012 was highlighted with the following:

- Sales revenue decreased by $700.3 million, or 19.6% year-over-year to $2.9 billion, down from $3.6 billion in 2011 mainly due to decreased sales volumes as well as a decrease in average selling price of our rebar products. For 2012, sales volume in Longmen Joint Venture totaled 5.3 million metric tons, a decrease of 0.9 million metric tons, or 14.0%, compared to 6.2 million metric tons in 2011, with an average selling price of rebar of $560.6 per ton in 2012, compared to $634.6 per ton in 2011.

- Gross profit in the year of 2012 totaled $32.1 million, or 1.1% of total revenue, as compared to a gross loss of $88.2 million, or (2.5)% of total revenue in the year of 2011. Gross profit in 2012 represented a turnaround as compared to 2011.

- On March 27, 2012, we launched another share repurchase program to repurchase up to an aggregate of 2,000,000 shares of our common stock (the "Share Repurchase Program"). Together with our previous share repurchase program launched in December 2010 and this newly announced Share Repurchase Program, it brought the total authorized shares of our common stock available for purchase to 4,000,000. As of December 31, 2012, we had repurchased 2,472,306 shares of common stock in open market transactions at an average price of $1.70 per share pursuant to the above mentioned expansion of the Share Repurchase Program.

Our two-pronged growth strategy focused on a combination of capacity expansion, as well as optimizing operating efficiencies and leverage:

- We aim to grow revenue by increasing capacity and through continual cooperation and partnerships with leading state-owned enterprises (SOEs).

- We aim to drive profitability through improved operational efficiencies and optimization of our cost structure.

Industry Environment

Despite demand growth experienced during 2010 and 2011, the overall nationwide steelmaking capacity still exceeds steel demand. There is significant over-capacity in China steel sector which is putting pressure on operators' profitability which became the most significant challenge in the steel manufacturing business. Chinese crude steel capacity is expected to be around 840 million tons in 2012, which would be 22.1% in excess of the expected 688 million tons of consumption, according to the HIS Global Insight daily analysis, January 2012.

For steelmakers, operating performance depends on the volatility of the cost of raw materials. The shortage of these raw materials in the market has allowed suppliers of iron ore and metallurgical coal to rebuild the pricing mechanisms through the shift from annual to shorter-term price contracts. This has created numerous challenges for steelmakers as they must now deal with volatility in raw material prices, as well as maintain margins with fluctuating demand. Over the past two years, we have witnessed perseverance in steel prices that has given iron ore producers an opportunity to increase the prices in the next contract; however the reverse may not be true as steel companies cannot always pass on the rise in iron ore prices to end consumers due to the market overcapacity and fragmentation.

The central government has had a long-stated goal to consolidate 70% of domestic steel production among the top ten producers by 2020. Currently, there are approximately over 500 crude steel producers throughout China, and the top ten producers account for approximately 48% of total national output. In December 2011, the central government published an industry target to eliminate 96 million metric tons of inefficient iron and steel capacity during the 12 th five-year plan. The central government had successfully reduced obsolete iron production capacities of 31.9 million tons in 2011. In April 2012, the central government has announced its goal of reducing obsolete iron and steel capacities of 17.8 million tons in 2012, and in April 2013, the central government published the industry target of eliminating 10.4 million tons of obsolete iron and steel capacities in 2013. However, we continue to see a strong demand for our products and believe significant growth opportunities in the industry and market we service and such consolidation is not expected to directly impact our Company.

On July 12, 2010, the Ministry of Industry & Information Technology Commission enacted the Steel Industry Admittance and Operation Qualifications standards. The new standards specify requirements for all aspects of steel production in China, which include: size of blast furnaces, size of converters, emission of waste water, dust per ton from steel production, quantity of coal used for each process in steel production and output capacity. According to the new standards, blast furnaces under 450 cubic meters are targeted to be eliminated. These standards once again confirmed the central government's determination to push forward the consolidation of this fragmented industry. While the operational conditions become more stringent, more small and medium sized companies will likely aggressively look for valued partners which could lead to opportunities for high quality acquisitions. We believe these standards do not impact our Company and we believe the above-mentioned policy will strengthen our position as an industry consolidator by creating numerous qualified potential acquisition targets.

RESULTS OF OPERATIONS

Statements of Operations for the years ended December 31, 2012 and 2011:

(In thousands except share data)	2012	2011	Change	Percentage Change
Sales	$ 2,863,593	$ 3,563,896	$ (700,303)	(19.6)%
Cost of Goods Sold	2,831,474	3,652,110	(820,636)	(22.5)%
Gross Profit (loss)	32,119	(88,214)	120,333	(136.4)%
Gross Profit Margin %	1.1%	(2.5)%	(3.6)%	
Selling, General and Administrative Expenses	105,077	91,827	13,250	14.4%
Loss from Operations	(72,958)	(180,041)	(107,083)	(59.5)%
Other Expense, net	(158,184)	(87,664)	(70,520)	80.4%
Loss Before Provision for Income Taxes and Noncontrolling Interest	(231,142)	(267,705)	36,563	(13.7)%
Provision (Benefit) for Income Taxes	796	15,594	(14,798)	(94.9)%
Net Loss	(231,938)	(283,299)	51,361	(18.1)%
Less: Net Loss Attributable to Noncontrolling Interest	(79,241)	(106,112)	26,871	(25.3)%
Net Loss Attributable to General Steel Holdings, Inc.	$ (152,697)	$ (177,187)	$ 24,490	(13.8)%
Loss Per Share				
Basic	$ (2.78)	$ (3.24)	$ 0.46	(14.2)%
Diluted	$ (2.78)	$ (3.24)	$ 0.46	(14.2)%

Sales

Fiscal year ended December 31, 2012 compared to fiscal year ended December 31, 2011

Sales by Subsidiary and Product

(in thousands)		2012	2011	Change	Percentage Change
Subsidiary	**Product**				
Longmen Joint Venture	Rebar	$ 2,837,609	$ 3,487,636	$ (650,027)	(18.6)%
Others		25,984	76,260	(50,276)	(65.9)%
Total Sales		$ 2,863,593	$ 3,563,896	$ (700,303)	(19.6)%

(In thousands metric tons)		2012	2011	Change	Percentage Change
Subsidiary	**Product**				
Longmen Joint Venture	Rebar	5,062	5,496	(434)	(7.9)%
Others		274	711	(437)	(61.5)%
Total Production		5,336	6,207	(871)	(14.0)%

Total sales for the fiscal year 2012 decreased by $700.3 million or 19.6% to $2.9 billion from $3.6 billion in 2011. The decrease in sales compared to 2011 was predominantly due to the combined effect of decreased volume and average selling price of our rebar products. Longmen Joint Venture comprised 99.1% and 97.9% of total sales for the year ended 2012 and 2011, respectively. Sales volume of rebar decreased by 0.4 million metric tons, or 7.9% to 5.1 million metric tons, compared to 5.5 million metric tons in 2011. The average selling price of rebar decreased by 11.7% to approximately $560.6 per ton in 2012 from approximately $634.6 per ton in 2011.

Our product demands and prices had been rising in the first three quarters of 2011 until the end of the third quarter of 2011. In the fourth quarter of 2011, as a result of the China and global steel industry over-capacity, Chinese economic control polices and the financial crisis, commodity prices abruptly plummeted in the fourth quarter of 2011. With weakened demand, market forces kicked-in and the price of steel dropped substantially. As such, both our sales volume and prices have continued to drop during the year of 2012 in comparison to the same period of 2011

Our five major customers are all distributors and collectively represented approximately 26.7% of our total sales for the year ended December 31, 2012 in comparison to 27.1% of our total sales for year ended December 31, 2011. These five customers included related parties and major distributors owned by central government. As we are the largest supplier in Shaanxi Province, we maintain a good relationship with these five customers to stabilize our sales channel.

Cost of Goods Sold

Fiscal year ended December 31, 2012 compared with fiscal year ended December 31, 2011

(in thousands)	2012	2011	Change	Percentage Change
Subsidiary				
Longmen Joint Venture	$ 2,803,318	$ 3,502,109	$ (698,791)	(20.0)%
Others	28,156	150,001	(121,845)	(81.2)%
Total Cost of Goods Sold	$ 2,831,474	$ 3,652,110	$ (820,636)	(22.5)%

Our primary cost of goods sold is the cost of raw materials such as iron ore, coke, alloy and scrap steel. The costs of iron ore and coke account for approximately 84.9% of our total cost of sales. The cost of goods sold decreased by $820.6 million or 22.5% to $2.8 billion, in 2012 from $3.7 billion in 2011. The decrease was mainly driven by the decreased sales volume of 7.9% in rebar and decreased unit costs of raw materials as a result of the decline in both iron ore and coke purchases of approximately 18.1%, for the year ended December 31, 2012 as compared to the same period in 2011. In addition, we provided allowance for inventory valuation of approximately $37.5 million at the end of 2011 for both our raw materials and finished goods due to the drop in market price of iron ore, coke and our rebar products as of December 31, 2011 and we only provided allowance for inventory valuation of approximately $9.6 million as of December 31, 2012. As such, the average costs of rebar manufactured decreased by 13.1% to approximately $553.8 per ton for the year of 2012 from approximately $637.2 per ton in the same period of 2011.

Gross Profit (Loss)

Fiscal year ended December 31, 2012 compared to fiscal year ended December 31, 2011

(in thousands)	2012	2011	Change	Percentage Change
Gross Profit (Loss)	$ 32,119	$ (88,214)	$ 120,333	(136.4)%
Gross Profit (Loss) Margin	1.1%	(2.5)%		

Gross profit for the year of 2012 was $32.1 million, or 1.1% of total sales, as compared to a gross loss of $88.2 million, or (2.5%) of total sales in the same period in 2011. The increase in gross margin percentage was mainly attributable to the percentage decrease of average rebar selling price of 11.7% was lower than the percentage decrease of costs of rebar manufactured of 13.1% for the year of 2012 as compared to the same period of 2011.

Gross Profit (Loss) and Gross Profit (Loss) Margin by quarters


Gross Profit (Loss)
(in thousands)
$50,000
$-
$(50,000)
$(100,000)
$(150,000)
$(200,000)
2011 Q1
2011 Q2
2011 Q3
2012 Q1
2012 Q2
2012 Q3
2012 Q4
Gross Profit (Loss)
Gross Profit (Loss) Margin
5.00%
0.00%
-5.00%
-10.00%
-15.00%
-20.00%
-25.00%
2011 Q1
2011 Q2
2011 Q3
2012 Q1
2012 Q2
2012 Q3
2012 Q4
Gross Profit (Loss) Margin

Our product demands and prices had been rising in the first three quarters of 2011 until the end of the third quarter of 2011. As such, we have been able to achieve positive gross profit margin. In the fourth quarter of 2011, as a result of the China and global steel industry over-capacity, Chinese economic control polices and the financial crisis, commodity prices abruptly plummeted in the fourth quarter of 2011. With weakened demand, market forces kicked-in and the price of steel dropped substantially. As such, both our selling volume and prices dropped since the fourth quarter of 2011, continuing a decline. We had significant negative margins during the fourth quarter of 2011 as we were forced to manufacture with high priced raw material inventories that we had previously purchased while the market selling prices for finished goods had dropped below the cost of goods.

The over-capacity issue continued to effect our results during 2012 and the Chinese economy remained weak which had indirect impact affecting our industry and the selling price suffered further decline during the third quarter of 2012. As a result, we were forced to manufacture with high priced raw material inventories that we had previously purchased during the first two quarters of 2012 while the market selling prices for finished goods had dropped below the cost of goods again during the third quarter of 2012. However, we were able to achieve positive gross profit margin again during the fourth quarter of 2012 as we have manufactured our products with the decreased unit costs of raw materials as a result of the decline in both iron ore and coke that we purchased during the third quarter of 2012.

Selling, General and Administrative Expenses

Fiscal year ended December 31, 2012 compared with fiscal year ended December 31, 2011

Selling, General and Administrative Expenses (in thousands)		2012		2011		Change	Percentage Change
Selling, General and Administrative expenses	$	105,077	$	91,827	$	13,250	14.4%
SG&A expenses as percentage of total revenue		3.7%		2.6%			

Selling, general and administrative ("SG&A") expenses increased by $13.3 million, or 14.4% to $105.1 million for the year ended December 31, 2012, compared to $91.8 million for of the same period in 2011.

Selling expenses decreased by 1.0% to $39.3 million for the year ended December 31, 2012 as compared to $39.7 million in the same period of 2011. The decrease was mainly due to the decline of sales agent charges at Longmen Joint Venture related to the decrease of shipment volume, offset by the increase of transportation expenses due to long distance sales deliveries to markets in rural areas in Xian city, Sichuan Province and Gansu Province during the year ended December 31, 2012 as compared to the same period of 2011.

In addition, general and administrative ("G&A") expenses increased by 26.1% to $65.8 million for the year ended December 31, 2012 as compared to $52.1 million in the same period of 2011. The increase was mainly due to the equipment impairment charge in the amount of $20.2 million in General Steel (China) for the year ended December 31, 2012, as compared to $5.4 million for the same period of 2011. The increase was also attributable to the rise of executive compensation, salaries and wages, legal and accounting and maintenance facility expenses offset by the decrease in bad debt expenses.

Loss from Operations

Fiscal year ended December 31, 2012 compared to fiscal year ended December 31, 2011

(in thousands)		2012		2011		Change	Percentage Change
Loss from Operations	$	(72,958)	$	(180,041)	$	107,083	(59.5)%

Loss from operations was $73.0 million for the year ended December 31, 2012, as compared to loss of $180.0 million for the same period in 2011. The decrease in loss of $107.0 million is predominantly due to positive gross profit margin for the year ended December 31, 2012 as compared to negative profit margin for the same period of 2011, offset by the increase in SG&A as discussed above.

Total Other Income (Expense), Net

Fiscal year ended December 31, 2012 compared with fiscal year ended December 31, 2011

Other Income (Expense)

(in thousands)		2012		2011		Change	Percentage Change
Interest Income	$	15,059	$	7,892	$	7,167	90.8%
Finance/Interest Expense		(133,120)		(87,245)		(45,875)	52.6%
Financing Cost on Capital Lease		(43,122)		(27,704)		(15,418)	55.7%
Change in Fair Value of Derivative Liabilities		9		5,563		(5,554)	(99.8)%
Gain on Debt Settlement		-		3,430		(3,430)	(100.0)%
(Loss) Gain on Disposal of Fixed Assets		(2,134)		693		(2,827)	(407.9)%
Government Grant		2,253		-		2,253	100.0%
Realized Income from Future Contract				415		(415)	(100.0)%
Income from Equity Investments		217		5,302		(5,085)	(95.9)%
Foreign Currency Transaction (Loss) Gain		(1,248)		3,424		(4,672)	(136.4)%
Lease income		2,119		2,008		111	5.5%
Other non-operating income (expense), net		1,783		(1,442)		3,225	(223.6)%
Total Other Expense, Net	$	(158,184)	$	(87,664)	$	(70,520)	80.4%

Total other expenses, net for the year ended December 31, 2012 were $158.2 million compared to $87.7 million in 2011. The increase of $70.5 million or 80.4% was mainly a result of the combined effect of an increase of $61.3 million in financial expenses, of which, $15.4 million was increased interest expense on capital lease, which we did not start incurring until May 2011, and $45.9 million of increased interest expense due to an increased discounted interest on notes receivable in 2012 after the central government tightened its funding policy with a higher discount rate. Interest expenses for early submission request of payment for the years ended December 31, 2012 and 2011 amounted to $90.0 million and $34.2 million, respectively. The increased discounted interest on notes receivables in 2012 as compared to 2011 was mainly due to the conversion of our notes receivables into cash before the maturity date for the purposes of financing our operations. Total other expenses increased in 2012 as compared to 2011, which was also offset by the increase of interest income. The increased interest income in 2012 as compared to 2011 was mainly due to the interest income in the amount of $2.3 million incurred from the loans receivable of $69.3 million to our related parties during 2012 and an increased interest income from the bank in the amount of $4.9 million as we maintained a higher average restricted bank balance in 2012 as compared to 2011.

The change in fair value of derivative liabilities for the year ended December 31, 2012 was a gain of $0.01 million compared to a gain of $5.6 million for the same period in 2011.

According to U.S. GAAP, our December 2007 convertible notes, December 2007 warrants and the December 2009 warrants were considered derivatives and therefore are carried at their fair market value at each financial reporting date with any changes in the fair value reported as gains or losses in our income statements. One of the major drivers used to calculate the value of the derivatives is our stock price.

Income Taxes

For the years ended December 31, 2012 and 2011, we had a total tax provision of $0.8 million and $15.6 million, respectively. For the years ended December 31, 2012 and 2011, we had current income tax provisions for our profitable subsidiaries, amounting to $0.6 million and $0.2 million, respectively. After the filing of the Form 10-K/A for the year ended December 31, 2010, management evaluated our future operating forecast based on the current steel market condition, and concluded the net operating loss may not be fully realizable and decided to provide 100% valuation allowance for the deferred tax assets, which resulted in a provision in 2011 of $46.9 million. For the year ended December 31, 2012, we evaluated the deferred tax assets remained in Baotou Steel Pipe Joint Venture and concluded the net operating loss may not be fully realizable and to provide 100% valuation allowance for the deferred tax assets. As such, we provided an allowance against the remaining deferred tax assets as of December 31, 2011 and had $0.2 million of deferred provision for income taxes. For the year ended December 31, 2011, we provided 100% valuation allowance of the deferred tax assets as of December 31, 2010 and had $15.4 million of deferred provision for income taxes.

For the years ended December 31, 2012 and 2011, we had effective tax rates of (0.3%) and of (5.8%), respectively. The negative effective tax rate for the years ended December 31, 2012 and 2011 were mainly due to a consolidated loss before income tax while we provided 100% valuation allowance for the deferred tax assets at subsidiaries with losses and incurred income tax expenses in our profitable subsidiaries.

Net Loss

Fiscal year ended December 31, 2012 compared with fiscal year ended December 31, 2011

Net Loss

(in thousands)	2012	2011	Change	Percentage Change
Net loss	$ (231,938)	$ (283,299)	$ 51,361	(18.1)%

Net Loss attributable to General Steel Holdings, Inc.

Fiscal year ended December 31, 2012 compared to fiscal year ended December 31, 2011

Net Loss

(in thousands)	2012	2011	Change	Percentage Change
Net loss	$ (231,938)	$ (283,299)	$ 51,361	(18.1)%
Less: Net loss attributable to noncontrolling interest	(79,241)	(106,112)	26,871	(25.3)%
Net loss attributable to General Steel Holdings, Inc.	$ (152,697)	$ (177,187)	$ 24,490	(13.8)%

Net loss attributable to us for the year ended December 31, 2012 decreased to $152.7 million compared to $177.2 million for the year ended December 31, 2011. The decrease in net loss attributable to us for the year ended December 31, 2012 was mainly a result of the combined effect of a decrease in loss from operations of $107.1 million, offset by an increase other expenses of $70.5 million as compared to the same period of 2011.

We have subsidiaries in which we do not have a 100% ownership interest. Allocation of income or loss to these non-controlling interests is based on the percentage of their equity investment times the subsidiaries' net income or loss.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2012, our current liabilities exceeded the current assets by approximately $864.5 million. Given our expected capital expenditure in the foreseeable future, we have comprehensively considered our available sources of funds as follows:

- Financial support and credit guarantee from related parties; and

- Other available sources of financing from domestic banks and other financial institutions given our credit history.

Based on the above considerations, our Board of Directors is of the opinion that we have sufficient funds to meet our working capital requirements and debt obligations as they become due. As a result, our consolidated financial statements for the year ended December 31, 2012 have been prepared on a going concern basis.

As of December 31, 2012, we had cash and restricted cash aggregating $369.9 million, of which $323.4 million was restricted. As of December 31, 2011, we had cash and restricted cash aggregating $518.2 million, of which $398.2 million was restricted. There was a decrease of $148.3 million.

We believe our cash flows generated from operations and financing, which include customer prepayments and vendor financing, existing cash balances and credit facilities, will be adequate to finance our working capital requirements, fund capital expenditures, make required debt and interest payments, pay taxes, and support our operating strategies.

The steel business is capital intensive and we utilize leverage greater than our industry peers, which we believe enables us to generate revenue compared to our shareholder equity at a rate higher than our industry peers. We utilize leverage in the form of credit from banks, vendor financing, customer deposits and from other sources. This blended form of financing reduces our reliance on any single source.

Substantially all our operations are conducted in China and all of its revenues are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into U.S. Dollars.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50.0% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under PRC law, RMB is currently convertible into U.S. Dollars under a company's "current account," which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the State Administration of Foreign Exchange (SAFE), but is not from a company's "capital account," which includes foreign direct investments and loans, without the prior approval of the SAFE.

As of the December 31, 2012, the amount of our restricted net assets was $2.6 million.

We have previously raised money in the U.S. capital markets which provided the capital needed for our operations and for General Steel Investment Co, Ltd. ("General Steel Investment"). Thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on the liquidity, financial condition and results of operations of General Steel Holdings, Inc. and General Steel Investment.

Although the steel industry is slowing down due to over-capacity issues in China, in order for us to stay competitive, we continue to look for opportunities to improve our efficiency on our production lines in addition to the 1,200,000 metric ton capacity rebar production renovation of an existing 800,000 metric ton capacity rebar production line that we brought online in November 2010. In July 2011, we also brought online a 1,000,000 metric ton capacity high speed wire production line. These two newly installed production lines were both relocated from the Maoming Hengda (as defined below) facility and are expected to consume less energy when running at maximum efficiencies compared to our previous production line. In September 2012 and March 2013, we began the construction of a 900,000 metric ton capacity rebar production line and a 1,200,000 metric ton capacity rebar production line for the purpose of reducing our reprocessing cost and to increase our profit margin. These 2,100,000 metric ton capacity rebar production lines require additional capital resources of approximately $94.4 million.

Our management presently anticipates that our access to credit (bank loans, vendor financing, related parties financing and guarantees, and sales financing) and cash flow from operations will provide sufficient capital resources to pursue and complete the construction of the 2,100,000 metric ton capacity rebar production lines. We intend to utilize existing cash, cash flow from operations and bank loans and credit to complete the 900,000 metric ton capacity rebar production line. Any future facility expansion will require additional financing and/or equity capital and will be dependent upon the availability of financing arrangements and capital at the time.

Short-term Notes Payable

As of December 31, 2012, we had $983.8 million in short-term notes payables, which are secured by restricted cash of $322.7 million and restricted notes receivable of $345.8 million. These are lines of credit extended by banks for a maximum of six months and are used to finance working capital. The short-term notes payable must be paid in full at maturity and credit availability is continued upon payment at maturity. There are no additional significant financial covenants. We pay zero interest on this type of credit as this is a monetary tool used by China's central bank to control liquidity over the Chinese monetary system.

Short-term Loans – banks

As of December 31, 2012, we had $147.1 million in short-term bank loans. These are bank loans with a one year maturity and must be paid in full upon maturity. PRC banks have not been impacted as heavily by the financial crisis as U.S. banks and we believe our current creditors will renew their loans to us after our loans mature as they did in the past.

As of December 31, 2012 and 2011, we breached a debt to equity ratio financial covenant on outstanding short term loans and due to the breach of covenant, a loan with a cross default clause was automatically considered breached. The affected loan amounted to $12.7 million and $12.6 million as of December 31, 2012 and 2011, respectively. According to the loan agreements, the bank will have the right to request for collateral or guarantees if the covenant is breached or request for early repayment of the loan if we could not remedy the breach within a period of time. As of the date of the filing of this report, we have not received any notice from the bank to request for more collateral or guarantee or early repayment of the short term loans due to the breach.

We are able to repay our short-term notes payables and short term bank loans upon maturity using available capital resources.

For more details about our debts, please see Note 9 in our Notes to the consolidated financial statements included in this Annual Report.

For more details about our related party debt financing, please see Note 20 in our Notes to the consolidated financial statements included in this Annual Report.

As part of our working capital management, Longmen Joint Venture has entered into a number of sale and purchase back contracts ("Contracts") with third party companies and two 100% owned subsidiaries of Longmen Joint Venture, named Yuxin Trading Co., Ltd. ("Yuxin") and Yuteng Trading Co., Ltd.("Yuteng"). Pursuant to the Contracts, Longmen Joint Venture sells rebar to the third party companies at a certain price, and within the same month, Yuxin and Yuteng will purchase back the rebar from the third party companies at a price of 0.3% to 2.4% higher than the original selling price from Longmen Joint Venture (this transaction is referred to as "financing sales"). Based on the Contract terms, Longmen Joint Venture is paid in advance for the rebar sold to the third party companies and Yuxin and Yuteng are given a credit period of several months to one year from the third party companies. There is no physical movement of the inventory during the sale and purchase back arrangement. The margin of 0.3% to 2.4% is determined by reference to the bank loan interest rates at the time when the Contracts are entered into, plus an estimated premium based on the financing sale amount, which represents the interest charged by the third party companies for financing Longmen Joint Venture through the above sale and purchase back arrangement. As such, the revenue and cost of goods sold arising from the above transactions are recorded on a net basis and the incremental amounts paid by Yuxin and Yuteng to purchase back the goods are treated as financing costs in the consolidated financial statements.

Total financing sales for the year ended December 31, 2012 and 2011 amounted to $1.0 billion and $998.9 million, respectively, which were eliminated in our consolidated financial statements. The financial cost related to financing sales for the year ended December 31, 2012 and 2011, was $9.2 million and $10.7 million, respectively.

Liquidity

Our accounts have been prepared in accordance with U.S. GAAP on a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. Our ability to continue as a going concern depends upon aligning our sources of funding (debt and equity) with our expenditure requirements and repayment of the short-term debt facilities as and when they fall due.

The steel business is capital intensive and as a normal industry practice in PRC, our Company is highly leveraged. Debt financing in the form of short term bank loans, loans from related parties, financing sales, bank acceptance notes, and capital leases have been utilized to finance the working capital requirements and the capital expenditures of our Company. As a result, our debt to equity ratio as of December 31, 2012 and December 31, 2011 were (7.1) and (19.8), respectively. As of December 31, 2012, our current liabilities exceed current assets (excluding non-cash item) by $862.4 million. And as of June 30, 2013, our estimated current liabilities may exceed current assets (excluding non-cash item) by $777.4 million.

Longmen Joint Venture, as our most important subsidiary, accounted for a majority of our total sales. As such, the majority of our working capital needs come from Longmen Joint Venture. Our ability to continue as a going concern depends heavily on Longmen Joint Venture's operations. Longmen Joint Venture has obtained different types of financial supports, which include line of credit from banks, vendor financing, financing sales, other financing and sales representative financing.

With the financial support from the banks and the companies above, management is of the opinion that we have sufficient funds to meet our future operations, working capital requirements and debt obligations until the end of June 30, 2014. The detailed breakdown of Longmen Joint Venture's estimated cash flows items are listed below.

	Cash inflow (outflow) (in millions) For the twelve months ended June 30, 2014
Estimated current liabilities over current assets (excluding non-cash items) as of June 30, 2013 (unaudited)	$ (777.4)
Projected cash financing and outflows:	
Cash provided by line of credit from banks	202.1
Cash provided by vendor financing	477.6
Cash provided by financing sales	79.6
Cash provided by other financing	43.8
Cash provided by sales representatives	35.2
Cash projected to be used in operations in the twelve months ended June 30, 2014	(27.7)
Net projected change in cash for the twelve months ended June 30, 2014	$ 33.2

As a result, the consolidated financial statements for the year ended December 31, 2012 have been prepared on a going concern basis.

Cash-flow

Operating activities

Net cash used in operating activities for the year ended December 31, 2012 was $5.2 million compared to net cash provided by operating activities of $33.4 million for the year ended December 31, 2011. This change was mainly due to the combination of the following factors:

The impact of non-cash items included in net loss was $149.2 million in the year ended December 31, 2012, compared to $98.3 million for the same period in 2011. The non-cash items are the following:

- depreciation, amortization and depletion;
- impairment of plant and equipment;
- change in fair value of derivative liabilities;
- gain on debt settlement;
- gain/loss on disposal of equipment;
- bad debt allowance/recovery;
- reservation of mine maintenance fee;
- stock issued for services and compensation;
- amortization of deferred financing cost on capital lease;
- income from equity investments;
- foreign currency transaction gain/loss;
- deferred tax assets; and
- deferred lease income.

The other primary reasons for the material fluctuations in cash inflow from operations are as follows:

1. Accounts receivable, including related parties: The decrease in accounts receivables was mainly due to the better collection effort of our accounts receivable from our customers as of December 31, 2012.
2. Other receivables: The decrease in other receivables was mainly due to the collection of purchase deposit from a vendor during the year of 2012 that was determined to be refundable in 2011.
3. Inventories: The decrease of inventories was mainly due to the significant decline in iron ore and coke purchase prices during the year of 2012. As such, we did not stock our raw materials and instead kept them at the minimal level required to meet our production needs to minimize our risk of a further drop in iron ore and coke.
4. Accounts payable – related parties: The increase in accounts payable – related parties was mainly due to Longmen Joint Venture paid less to its suppliers as compared to the same period in 2011. Pursuant to the supplier financing agreements signed between Longmen Joint Venture and its suppliers, those suppliers agreed not to demand certain cash payment.
5. Other payables and accrued liabilities, including related parties: The increase in other payables and accrued liabilities was mainly due to the increase of payable to our vendors for our equipment maintenance fee incurred during the year ended December 31, 2012. The increase in other payables – related parties was mainly due to Longmen Joint Venture paying less to its related parties during the year ended December 31, 2012. Pursuant to the related party financing agreements signed between Longmen Joint Venture and those related parties, such related parties agreed not to demand certain cash payment; and
6. Customer deposits: The increase in customer deposits was mainly due to our customers making prepayment to us prior to the end of 2012. These deposits were immediately recognized as sales after December 31, 2012 in accordance with our sales recognition policy.

The primary reasons for the material fluctuations in cash outflows are as follows:

1. Notes receivable: In order to increase and promote sales, we encouraged our customers to settle their payments by notes receivable, which resulted in an increase in notes receivable during the year of 2012.
2. Advances on inventory purchases, including related parties: The increase was mainly due to the fact that more advance payments were made for raw material purchases to meet future production capacity. Advance payment is a prevailing requirement on iron ore purchases in the steel production industry.
3. Accounts payable: The decrease was mainly due to the payments that we made to our vendors when the credit terms were due while we delayed our payments to our related parties vendors as discussed in the operating cash inflow section. In addition, we made an adjustment to reduce some of our accounts payable that we accrued in prior periods upon completion of our construction project; and
4. Customer deposits – related parties: The decrease was mainly due to the China and global steel industry over-capacity which led to lower demands from our related party customers on our products, as such, we received fewer advanced payments made by our related party customers.

Investing activities

Net cash used in investing activities was $63.8 million for the year ended December 31, 2012 compared to net cash used in investing activities of $302.7 million for the year ended December 31, 2011. Fluctuation in cash inflow between the two periods was mainly due to the decrease of restricted cash. Restricted cash was used as a pledge for our notes payable as required by the bank. In 2012, such balance decreased because more notes payable were due and settled by December 31, 2012. The increase in cash provided was partially offset by net loan provided to related parties. We also incurred additional spending by purchasing new equipment in the amount of $32.0 million. In addition, we have provided $43.0 million to a municipality for the purpose of funding the construction of two new villages for the relocation the villagers from an older village to another. The municipality will return the funds to us after the construction of the two villages. The purpose for us to enter into this transaction with the municipality is for the opportunity to obtain the land use rights of the old villages from the municipality once the new villages are built. Furthermore, $3.0 million cash held on Hancheng Tongxing Metallurgy Co., Ltd. ("Tongxing") was deconsolidated on March 1, 2012 when we sold our interests in Tongxing to a related party.

Financing activities

Net cash used in financing activities was $6.9 million for the year ended December 31, 2012 compared to net cash provided by financing activities of $323.2 million for the year ended December 31, 2011. The increase of cash inflow from financing activities was mainly driven by the following:

1. Notes receivable – restricted: The decrease of notes receivable was mainly due to more notes receivable being due and collected by banks during the year ended December 31, 2012.

2. Long-term other payable – related party: One of our related parties has provided $43.0 million financing supports to us to fund the construction of two new villages by a municipality, which is repayable only after the municipality has reimbursed the Company for the advance classified in long-term other receivable.

The cash inflow was offset by the following cash outflow:

1. Short Term Notes Payable: We repaid more notes payables to banks for the year ended December 31, 2012 as short term notes payable became due compared to the same period in 2011 as more of our notes payable were due.

2. Short Term Loans: We repaid more money to banks and other parties for the year ended December 31, 2012 as short term loans became due compared to the same period in 2011.

Restrictions on our ability to distribute dividends

Substantially all of our assets are located within the PRC. Under the laws of the PRC governing foreign invested enterprises, dividend distribution and other funds transfers are allowed but subject to special procedures under relevant rules and regulations. Foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50.0% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under PRC regulations, RMB is currently convertible into U.S. Dollars under a company's "current account" which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the State Administration of Foreign Exchange (SAFE). Transfers from a company's "capital account," which includes foreign direct investments and loans, can't be executed without the prior approval of the SAFE.

There are no restrictions to distribute or transfer other funds from General Steel Investment to us.

We have never declared or paid any cash dividends to our shareholders. We do not plan to pay any dividends out of our retained earnings for the year ended December 31, 2012. With respect to retained earnings accrued after such date, our Board of Directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

We have previously raised money in the U.S. capital markets which has provided the capital needed for our operations and investments activities. Thus, the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on our liquidity, financial condition, and results of operation.

Impact of Inflation

We are subject to commodity price risks arising from price fluctuations in the market prices of the raw materials. We have generally been able to pass on cost increases through price adjustments. However, the ability to pass on these increases depends on market conditions influenced by the overall economic conditions in China. We manage our price risks through productivity improvements and cost-containment measures. We do not believe that inflation risk is material to our business or our financial position, results of operations or cash flows.

Compliance with environmental laws and regulation

Longmen Joint Venture:

Together with our joint venture partners Long Steel Group and Shaanxi Steel, we have invested RMB 580 million in a series of comprehensive projects to reduce our waste emissions of coal gas, water, and solid waste. In 2005, we received ISO 14001 certification for our overall environmental management system. We have received several awards from the Shaanxi provincial government as a result of our increased effort in environmental protection.

We have spent in excess of $8.8 million (RMB 57 million) on a comprehensive waste water recycling and water treatment system as of December 31, 2011. The 2,000 cubic meter/h treatment capacity systems were implemented at the end of 2005. In 2011, 0.91 metric tons of new water was consumed per metric ton of steel produced.

We have one 10,000 cubic meter coke-oven gas tank, one 50,000 cubic meter blast furnace coal gas tank and one 80,000 cubic meter converter furnace coal gas tank to collect the residual coal gas produced from our facility and that of surrounding enterprises. We also have spent $35.6 million (RMB 230 million) on a thermal power plant with two 25 Kilowatt generators that use the residual coal gas from the blast furnaces and converters as fuel to generate power.

We have several plants to further process solid waste generated from the steel making process into useful products such as construction materials, building blocks, porcelain tiles, curb tops, ornamental tiles, as well as other products.

In 2009, we treated and recycled about 6.8 million tons of waste water, 335,320 tons of slag, 130 million m^3 of gas from the converters and 6.1 billion m^3 of gas from the blast furnaces. We also reused 855,714 tons of hot steam and generated 433 million KWH of electricity.

During 2010 and 2011, more than $9.3 million (RMB 60 million) was used on the technical upgrade and renovation of our converters and $0.85 billion (RMB 5.5 billion) was used on the upgrade of the blast furnaces and sintering machines.

In 2012, we installed desulfidation equipment for two sintering machines, which started operating in June 2012.

OFF-BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet arrangements for the 2012 fiscal year that have or that in the opinion of management, are likely to have, a current or future material effect on our financial condition or results of operations.

Critical Accounting Policies

Management's discussion and analysis of its financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Our financial statements reflect the selection and application of accounting policies which require management to make significant estimates and judgments. See Note 2 to our consolidated financial statements, "Summary of Significant Accounting Policies." Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following reflect the more critical accounting policies that currently affect our financial condition and results of operations.

Principles of consolidation – subsidiaries

The accompanying consolidated financial statements include the financial statements of our Company, our subsidiaries, our variable interest entity ("VIE") for which we are the ultimate primary beneficiary, and the VIE's subsidiaries.

The consolidated financial statements have been prepared on a historical cost basis to reflect the financial position and results of operations of our Company in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP").

Subsidiaries are those entities in which our Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A VIE is an entity in which our Company, or our subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore our Company or our subsidiary is the primary beneficiary of the entity.

All significant inter-company transactions and balances have been eliminated upon consolidation.

Consolidation of VIE

Prior to entering into the Unified Management Agreement on April 29, 2011, Longmen Joint Venture had been consolidated as our 60% directly owned subsidiary. Upon entering into the Unified Management Agreement, Longmen Joint Venture was evaluated by our Company to determine if Longmen Joint Venture is a VIE and if we are the primary beneficiary.

Based on the projected profit in this entity and future operating plans, Longmen Joint Venture 's equity at risk is considered insufficient to finance its activities and therefore Longmen Joint Venture is considered to be a VIE.

We would be considered the primary beneficiary of the VIE if we have both of the following characteristics:

a. The power to direct the activities of the VIE that most significantly impact the VIE's economic performance; and
b. The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

A Supervisory Committee was formed during the negotiation of the Unified Management Agreement. Given there is both a Supervisory Committee and a board of directors with respect to Longmen Joint Venture, the powers rights and roles of both bodies were considered to determine which has the power to direct the activities of Longmen Joint Venture, and by extension, whether we continue to have the power to direct Longmen Joint Venture's activities after this Supervisory Committee was formed. The Supervisory Committee, which we hold 2 out of 4 seats, requires a ¾ majority vote, while the board of directors, which we hold 4 out of 7 seats, requires a simple majority vote. As the Supervisory Committee's role is limited to supervising and monitoring management of Longmen Joint Venture and in the event there is any disagreement between the board of directors and the Supervisory Committee, the board of directors prevails. In other words, the Supervisory Committee is considered to be subordinate to the board of directors. Thus, the board of directors of Longmen Joint Venture continues to be the controlling decision-making body with respect to Longmen Joint Venture. We control 60% of the voting rights of the board of directors, have control over the operations of Longmen Joint Venture and as such, have the power to direct the activities of the VIE that most significantly impact Longmen Joint Venture's economic performance.

In connection with the Unified Management Agreement, Shaanxi Coal, Shaanxi Steel and us may provide such support on a discretionary basis in the future, which could expose us to a loss.

As discussed in Note 2(c) to the consolidated financial statements – Consolidation of VIE, we have the obligation to absorb losses and the rights to receive benefits based on the profit allocation as stipulated by the Unified Management Agreement. As both conditions are met, we are the primary beneficiary of Longmen Joint Venture and therefore, continue to consolidate Longmen Joint Venture.

We believe that the Unified Management Agreement between Longmen Joint Venture and Shaanxi Coal is in compliance with PRC law and is legally enforceable. The board of directors of Longmen Joint Venture continues to be the controlling decision-making body with respect to Longmen Joint Venture. We control 60% of the voting rights of the board of directors and have control over the operations of Longmen Joint Venture. As such, we have the power to direct the activities of the VIE. However, uncertainties in the PRC legal system could limit our ability to enforce the Unified Management Agreement, which in turn, may lead to reconsideration of the VIE assessment.

Longmen Joint Venture has two 100% owned subsidiaries, Yuxin Trading Co., Ltd. ("Yuxin") and Yuteng Trading Co., Ltd ("Yuteng"). Prior to March 1, 2012, Longmen Joint Venture had three consolidated subsidiaries, Hualong Fire Retardant Material Co., Ltd. ("Hualong"), Hancheng Tongxing Metallurgy Co., Ltd. ("Tongxing") and Beijing Huatianyulong International Steel Trading Co., Ltd. ("Huatianyulong"), in which Longmen Joint Venture did not hold a controlling interest. On March 1, 2012, Longmen Joint Venture sold its equity interest in Tongxing, and, as of December 31, 2012, Longmen Joint Venture has two consolidated subsidiaries, Hualong and Huatianyulong, in which it does not hold a controlling interest. Hualong and Huatianyulong are separate legal entities which were established in the PRC as limited liability companies and subsequently acquired by Longmen Joint Venture in June 2007 and July 2008, respectively. Prior to and subsequent to their acquisition by Longmen Joint Venture, these two entities have been operating as self-sustaining integrated sets of activities and assets conducted and managed for the purpose of providing a return to shareholders consisting of all the inputs, processes and outputs of a business. However, these two entities do not meet the definition of variable interest entities. Further consideration was given to whether consolidation was appropriate under the voting interest model, specifically where the power of control may exist with a lesser percentage of ownership (i.e. less than 50%), for example, by contract, lease, agreement with other stockholders or by court decree.

Hualong

Longmen Joint Venture, the single largest shareholder, holds a 36.0% equity interest in Hualong. The other two shareholders, who own 34.67% and 29.33% respectively, assigned their voting rights to Longmen Joint Venture in writing at the time of the acquisition of Hualong. The voting rights have been assigned through the date Hualong ceases its business operation or the other two shareholders sell their interest in Hualong. Hualong's main business is to supply refractory.

Tongxing

Prior to March 1, 2012, Longmen Joint Venture held a 22.76% equity interest in Tongxing while hundreds of employees of Longmen Joint Venture owned the remaining 77.24%. Each individual employee shareholder comprising the remaining 77.24% assigned its voting rights to Longmen Joint Venture in writing at the time of the acquisition of Tongxing. The voting rights assigned were effective until Tongxing ceased its business operations or Longmen Joint Venture liquidated its equity interest of Tongxing, whichever came first.

On March 1, 2012, Longmen Joint Venture sold its 22.76% equity interest of Tongxing to two individuals, who are representatives from Long Steel Group. As of March 1, 2012, Tongxing had a carrying value of net assets of $40.5 million which were included in our consolidated net assets and a noncontrolling interest in Tongxing of $32.5 million. We retained the land use right associated with the Tongxing property adjacent to the Longmen Joint Venture facility, which had a carrying value of $3.6 million immediately prior to the transaction and relinquished its controlling interest in the remaining net assets (primarily operating assets). In connection with the transaction, we also settled with a payable in cash of $0.3 million and transferred the dividend receivable of $0.9 million from Tongxing to the two individuals. Therefore, these transactions are economically justified when considered together. These arrangements meet the criteria of ASC 810-10-40-6b and 6d, deconsolidation of a subsidiary with multiple arrangements treated as a single transaction. As the land use rights held in Tongxing have been included as part of our consolidated assets, this transaction was considered as a change in our ownership interest in the land use right similar to a change in a parent company's ownership interest in a subsidiary in accordance with ASC 810-10-45-23 and therefore the carrying value of the land use right was not stepped up to fair value. The net impact of these transactions resulted in a reduction of $3.1 million paid-in capital.

Huatianyulong

Longmen Joint Venture holds a 50.0% equity interest in Huatianyulong and the other unrelated shareholder holds the remaining 50.0%. The other shareholder assigned its voting rights to Longmen Joint Venture in writing at the time of acquisition of Huatianyulong. The voting rights have been assigned through the date Huatianyulong ceases its business operation or the other unrelated shareholder sells its interest in Huatianyulong. Huatianyulong mainly sells imported iron ore.

We have determined that it is appropriate for Longmen Joint Venture to consolidate Hualong and Huatianyulong with appropriate recognition in our financial statements of the non-controlling interests in each entity, beginning on the acquisition dates as these were also the effective dates of the agreements with other stockholders granting a majority voting rights in each entity, and thereby, the power of control, to Longmen Joint Venture. We also determined that it is appropriate for Longmen Joint Venture to consolidate Tongxing's net income from the beginning of the acquisition date to March 1, 2012, the date on which Longmen Joint Venture relinquished its equity interest and majority voting rights in Tongxing, and thereby its power of control of Tongxing.

Revenue recognition

We follow the generally accepted accounting principles in the United States regarding revenue recognition. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, we have no other significant obligations and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are recorded as customer deposits. Sales revenue represents the invoiced value of goods, net of value-added tax (VAT). All our products sold in the PRC are subject to a Chinese VAT at a rate of 13% to 17% of the gross sales price. This VAT may be offset by VAT paid by us on raw materials and other materials included in the cost of producing the finished product.

Accounts receivable, other receivables and allowance for doubtful accounts

Accounts receivable include trade accounts due from customers and other receivables from cash advances to employees, related parties or third parties. An allowance for doubtful accounts is established and recorded based on managements' assessment of potential losses based on the credit history and relationships with the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Useful lives of plant and equipment

Plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with a 3%-5% residual value. The depreciation expense on assets acquired under capital leases is included with depreciation expense on owned assets.

The estimated useful lives are as follows:

Buildings and Improvements	10-40 Years
Machinery	10-30 Years
Machinery under capital lease	20 Years
Other equipment	5 Years
Transportation Equipment	5 Years

We have re-evaluated the useful lives of depreciation and amortization to determine whether subsequent events and circumstances warrant any revisions.

Impairment of long-lived assets

The carrying values of long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Based on the existence of one or more indicators of impairment, we measure any impairment of long-lived assets using the projected undiscounted cash flow method. The estimation of future cash flows requires significant management judgment based on our historical results and anticipated results and is subject to many factors.

The discount rate that is commensurate with the risk inherent in our business model is determined by our management. An impairment charge would be recorded if we determined that the carrying value of long-lived assets may not be recoverable. The impairment to be recognized is measured by the amount by which the carrying values of the assets exceed the fair value of the assets.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles of the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant accounting estimates reflected in our financial statements include the useful lives of and impairment for property, plant and equipment, potential losses on uncollectible receivables, the recognition of contingent liabilities, the interest rate used in financing sales, the fair value of the assets recorded under capital lease, the present value of the net minimum lease payments of the capital lease and the fair value of the profit share liability. Actual results could differ from these estimates.

Financial instruments

The accounting standard regarding "Disclosures about fair value of financial instruments" defines financial instruments and requires disclosure of the fair value of financial instruments held by us. We consider the carrying amount of cash, accounts receivable, other receivables, accounts payable and accrued liabilities to approximate their fair values because of the short period of time between the origination of such instruments and their expected realization. For short-term loans and notes payable, we concluded the carrying values are a reasonable estimate of fair value because of the short period of time between the origination and repayment and their stated interest rate approximates current rates available.

We also analyze all financial instruments with features of both liabilities and equity under the accounting standard establishing, "accounting for certain financial instruments with characteristics of both liabilities and equity," the accounting standard regarding "accounting for derivative instruments and hedging activities" and "accounting for derivative financial instruments indexed to, and potentially settled in, a company's own stock." Additionally, we analyze registration rights agreements associated with any equity instruments issued to determine if penalties triggered for late filing should be accrued under accounting standard establishing "accounting for registration payment arrangements."

Fair value measurements

The accounting standards regarding fair value of financial instruments and related fair value measurement define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosures requirements for fair value measures. The three levels are defined as follow:

Level 1: inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3: inputs to the valuation methodology are unobservable and significant to the fair value.

The December 2007 Warrants issued in conjunction with the December 2007 Notes and December 2009 Warrants issued in connection with a registered direct offering, were carried at fair value. The aforementioned warrants and the conversion option embedded in the Notes meet the definition of a derivative instrument in the accounting standards. Therefore these instruments are accounted for as derivative liabilities and recorded at their fair value as of each reporting period. As all of the Notes were converted to common stock by the end of 2010, the derivative instruments include only the outstanding warrants of 3,900,871 and 6,678,649 as of December 31, 2012 and 2011, respectively. The fair value was determined using the Cox Rubenstein Binomial Model. Because all inputs to the valuation methodology include quoted prices are observable, fair value is carried as level 2 inputs, and the change in earnings was recorded. As a result, the derivative liability is carried on the balance sheet at its fair value.

We determined that the carrying value of the profit sharing liability using Level 3 inputs by taking consideration of the present value of our projected profits/losses with the discount interest rate of 7% based on our average borrowing rate. The projected profits/losses in Longmen Joint Venture were based upon, but not limited to, the following assumptions in the next 20 years:

- projected selling units and growth in the steel market
- projected unit selling price in the steel market
- projected unit purchase cost in the coal and iron ore markets
- selling and general and administrative expenses to be in line with the growth in the steel market
- projected bank borrowings

Income Taxes

Income tax

We did not conduct any business and did not maintain any branch office in the United States during the years ended December 31, 2012 and 2011. Therefore, no provision for withholding of U.S. federal or state income taxes has been made. The tax impact from undistributed earnings from overseas subsidiaries is not recognized as there is no intension for future repatriation of these earnings.

General Steel (China) is located in Tianjin Costal Economic Development Zone and is subject to an income tax rate of 25%.

Longmen Joint Venture is located in the Mid-West Region of China. It qualifies for the "Go-West" tax rate of 15% promulgated by the government. In 2010, the central government announced that the "Go-West" tax initiative was extended for 10 years, and thus, the preferential tax rate of 15% will be in effect until 2020. This special tax treatment will be evaluated on a year-to-year basis by the local tax bureau.

Baotou Steel Pipe Joint Venture is located in Inner Mongolia autonomous region and is subject to an income tax rate of 25%.

Maoming Hengda is located in Guangdong Province and is subject to an income tax rate of 25%.

Tianwu Joint Venture is located in Tianjin Coastal Economic Development Zone and is subject to an income tax rate at 25%.

For the years ended December 31, 2012 and 2011, we had total tax provisions of $0.8 million and $15.6 million, respectively.

Deferred lease income

From June 2009 to March 2011, we worked with Shaanxi Steel to build new state-of-the-art equipment at the site of Longmen Joint Venture. To compensate Longmen Joint Venture for costs and economic losses incurred during construction of the new iron and steel making facilities owned by Shaanxi Steel, Shaanxi Steel reimbursed Longmen Joint Venture $11.1 million (RMB 70.1 million) in the fourth quarter of 2010 for the value of assets dismantled and rent under a 40-year property sub-lease that was entered into by the parties in June 2009, and $29.1 million (RMB 183.1 million) for the reduced production efficiency caused by the construction. In addition, in 2010 and 2011, Shaanxi Steel reimbursed Longmen Joint Venture $14.2 million (RMB 89.5 million) and $14.2 million (RMB 89.3 million), respectively, for trial production costs related to the new iron and steel making facilities.

During the period June 2010 to March 2011, as construction progressed and certain of the assets came online, Longmen Joint Venture used the assets free of charge to produce saleable units of steel products during this period. As such, the cost of using these assets was imputed with reference to what the depreciation charge would have been on these assets had they been owned or under capital lease to Longmen Joint Venture during the free use period. This cost of $7.0 million (RMB 43.9 million) each year were deferred and will be recognized over the term of the land sub-lease similar to the other charges and credits related to the construction of these assets.

The deferred lease income is amortized to income over the remaining term of the 40-year land sub-lease.

Capital lease obligations

On April 29, 2011, we, along with Longmen Joint Venture, entered into a Unified Management Agreement with Shaanxi Steel and Shaanxi Coal under which Longmen Joint Venture uses the new iron and steel making facilities including one sintering machine, two converters, two blast furnaces and other auxiliary systems constructed by Shaanxi Steel. As the 20-year term of the agreement exceeds 75% of the assets' useful lives, this arrangement is accounted for as a capital lease. The ongoing lease payments are comprised of two elements: (1) a monthly payment based on Shaanxi Steel's cost to construct the new iron and steel making facilities of $2.3 million (RMB 14.6 million) to be paid over the term of the Unified Management Agreement of 20 years and (2) 40% of any remaining pre-tax profit from the asset pool which includes Longmen Joint Venture and the newly constructed iron and steel making facilities. The profit sharing component does not meet the definition of contingent rent because it is based on future revenue and is therefore considered part of the minimum lease payment for purposes of determining the value of the leased asset and obligation at the inception of the lease, however, the lease liability is then reduced by the value of the profit sharing component, which is recognized as a separate financial liability carried at fair value. See Note 16 – "Profit sharing liability" of the Notes to Consolidated Financial Statements.

Profit sharing liability

The profit sharing liability is recognized initially at its estimated fair value at the lease commencement date and included in the initial measurement and recognition of the capital lease in addition to the fixed payment component of the minimum lease payments. Subsequently, this financial instrument is accounted for separately from the lease accounting (Note 15 – "Capital lease obligations" to the Notes to Consolidated Financial Statements). The initial fair value of the expected payments under the profit sharing component of the Unified Management Agreement is accreted over the term of the agreement using the effective interest method. The value of the profit sharing liability will be reassessed each reporting period with any changes reflected prospectively in the estimate of the effective interest rate.

Based on the performance of the Asset Pool, no profit sharing payment was made for the year ended December 31, 2012 and 2011. Payments for the profit sharing are only made to Shaanxi Steel to the extent any accumulated losses from the asset pool have been fully absorbed by profits, which are not expected until year 2021.

Recent Accounting Pronouncements

See Note 2 of the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements including the expected dates of adoption and effects on results of operations and financial condition.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not Applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

GENERAL STEEL HOLDINGS, INC.
CONSOLIDATED FINANCIAL STATEMENTS
Index to consolidated financial statements



FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
General Steel Holdings, Inc.

We have audited the accompanying consolidated balance sheets of General Steel Holdings, Inc. and Subsidiaries (the "Company")as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive loss, changes in deficiency and cash flows for the years then ended. General Steel Holdings, Inc.'s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of General Steel Holdings, Inc. and Subsidiaries as of December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Friedman LLP

New York, New York
June 17, 2013

1700 BROADWAY, NEW YORK, NY 10019 T 212.842.7000 F 212.842.7001 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE



GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2012 AND 2011
(In thousands)

	2012	2011
ASSETS		
CURRENT ASSETS:		
Cash	$ 46,467	$ 120,016
Restricted cash	323,420	398,216
Notes receivable	145,502	92,910
Restricted notes receivable	357,900	584,241
Loans receivable - related parties	69,319	-
Accounts receivable, net	6,695	12,601
Accounts receivable - related parties	14,966	20,593
Other receivables, net	8,407	22,411
Other receivables - related parties	68,382	87,679
Inventories	212,671	297,729
Advances on inventory purchase	79,715	63,585
Advances on inventory purchase - related parties	46,416	20,244
Prepaid expense and other	450	531
Prepaid taxes	24,116	24,189
Short-term investment	2,619	2,906
TOTAL CURRENT ASSETS	1,407,045	1,747,851
PLANT AND EQUIPMENT, net	1,167,836	1,257,236
OTHER ASSETS:		
Advances on equipment purchase	6,499	10,420
Long-term other receivable	43,008	-
Investment in unconsolidated entities	1,166	12,840
Long-term deferred expense	1,062	631
Intangible assets, net of accumulated amortization	24,066	25,143
TOTAL OTHER ASSETS	75,801	49,034
TOTAL ASSETS	$ 2,650,682	$ 3,054,121
LIABILITIES AND DEFICIENCY		
CURRENT LIABILITIES:		
Short term notes payable	$ 983,813	$ 1,113,504
Accounts payable	352,052	413,345
Accounts payable - related parties	177,432	121,828
Short term loans - bank	147,124	253,954
Short term loans - others	147,323	246,657
Short term loans - related parties	79,557	15,710
Current maturities of long-term loans - related party	54,885	-
Other payables and accrued liabilities	54,589	49,548
Other payable - related parties	73,025	28,873
Customer deposits	125,890	90,556
Customer deposits - related parties	21,998	68,277
Deposit due to sales representatives	33,870	22,890
Deposit due to sales representatives - related parties	1,238	943
Taxes payable	16,674	11,374
Deferred lease income, current	2,120	2,099
TOTAL CURRENT LIABILITIES	2,271,590	2,439,558
NON-CURRENT LIABILITIES:		
Long-term loans - related party	38,088	92,035
Long-term other payable - related party	43,008	-
Deferred lease income, noncurrent	75,079	76,425

Capital lease obligations	330,099	306,350
Profit sharing liability	328,827	303,233
TOTAL NON-CURRENT LIABILITIES	815,101	778,043
TOTAL LIABILITIES	3,086,691	3,217,601
COMMITMENTS AND CONTINGENCIES		
DEFICIENCY:		
Preferred stock, $0.001 par value, 50,000,000 shares authorized, 3,092,899 shares issued and outstanding as of December 31, 2012 and 2011	3	3
Common stock, $0.001 par value, 200,000,000 shares authorized, 57,269,838 and 56,601,988 shares issued, 54,797,532 and 55,511,010 shares outstanding as of December 31, 2012 and 2011, respectively	57	56
Treasury stock, at cost, 2,472,306 and 1,090,978 shares as of December 31, 2012 and 2011, respectively	(4,199)	(2,795)
Paid-in-capital	105,714	107,940
Statutory reserves	6,076	6,388
Accumulated deficits	(381,782)	(229,083)
Accumulated other comprehensive income	10,185	10,200
TOTAL GENERAL STEEL HOLDINGS, INC. DEFICIENCY	(263,946)	(107,291)
NONCONTROLLING INTERESTS	(172,063)	(56,189)
TOTAL DEFICIENCY	(436,009)	(163,480)
TOTAL LIABILITIES AND DEFICIENCY	$ 2,650,682	$ 3,054,121

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
(In thousands, except per share data)

	2012	2011
SALES	$ 1,966,391	$ 2,452,127
SALES - RELATED PARTIES	897,202	1,111,769
TOTAL SALES	2,863,593	3,563,896
COST OF GOODS SOLD	1,930,793	2,519,183
COST OF GOODS SOLD - RELATED PARTIES	900,681	1,132,927
TOTAL COST OF GOODS SOLD	2,831,474	3,652,110
GROSS PROFIT (LOSS)	32,119	(88,214)
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	105,077	91,827
LOSS FROM OPERATIONS	(72,958)	(180,041)
OTHER INCOME (EXPENSE)		
Interest income	15,059	7,892
Finance/interest expense	(176,242)	(114,949)
Change in fair value of derivative liabilities	9	5,563
Gain on debt settlement	-	3,430
Gain (loss) on disposal of equipment	(2,134)	693
Government grant	2,253	-
Realized (loss) income from future contracts	-	415
Income from equity investments	217	5,302
Foreign currency transaction (loss) gain	(1,248)	3,424
Lease income	2,119	2,008
Other non-operating income (expense), net	1,783	(1,442)
Other expense, net	(158,184)	(87,664)
LOSS BEFORE PROVISION FOR INCOME TAXES AND NONCONTROLLING INTEREST	(231,142)	(267,705)
PROVISION FOR INCOME TAXES		
Current	627	175
Deferred	169	15,419
Provision (benefit) for income taxes	796	15,594
NET LOSS	(231,938)	(283,299)
Less: Net loss attributable to noncontrolling interest	(79,241)	(106,112)
NET LOSS ATTRIBUTABLE TO GENERAL STEEL HOLDINGS, INC.	$ (152,697)	$ (177,187)
NET LOSS	$ (231,938)	$ (283,299)
OTHER COMPREHENSIVE LOSS		
Foreign currency translation adjustments	(744)	(587)
COMPREHENSIVE LOSS	(232,682)	(283,886)
Less: Comprehensive loss attributable to noncontrolling interest	(79,970)	(105,912)
COMPREHENSIVE LOSS ATTRIBUTABLE TO GENERAL STEEL HOLDINGS, INC.	$ (152,712)	$ (177,974)
WEIGHTED AVERAGE NUMBER OF SHARES		

Basic and Diluted	54,867	54,750
LOSS PER SHARE		
Basic and Diluted	$ (2.78)	$ (3.24)

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIENCY
(In thousands)

	Preferred stock		Common stock		Treasury stock			Retained earnings / Accumulated deficits				
	Shares	Par value	Shares	Par value	Shares	At cost	Paid-in capital	Statutory reserves	Unrestricted	Accumulated other comprehensive income	Noncontrolling interest	Total
BALANCE, December 31, 2010	3,093	$ 3	54,840	$ 55	(317)	$ (871)	$ 104,970	$ 6,202	$ (51,793)	$ 10,987	$ 51,969	$ 121,522
Net loss attributable to General Steel Holdings, Inc.									(177,187)			(177,187)
Net loss attributable to noncontrolling interest											(106,112)	(106,112)
Adjustment to statutory reserve								104	(103)		608	609
Adjustment to special reserve								82			128	210
Common stock issued for compensation			788	1			1,253					1,254
Common stock issued for debt settlement			974	1			1,441					1,442
Common stock transferred by CEO for compensation							276					276
Treasury stock purchased				(1)	(774)	(1,924)						(1,925)
Dividend declared to noncontrolling shareholders											(2,982)	(2,982)
Foreign currency translation adjustments										(787)	200	(587)
BALANCE, December 31, 2011	3,093	$ 3	56,602	$ 56	(1,091)	$ (2,795)	$ 107,940	$ 6,388	$ (229,083)	$ 10,200	$ (56,189)	$ (163,480)
Net loss attributable to General Steel Holdings, Inc.									(152,697)			(152,697)
Net loss attributable to noncontrolling interest											(79,241)	(79,241)
Adjustment to statutory reserve								2	(2)			-
Addition to special reserve								691			605	1,296
Usage of special reserve								(693)			(566)	(1,259)
Common stock transferred by CEO for compensation							276					276
Common stock issued for compensation			668	1			641					642
Treasury stock purchased					(1,381)	(1,404)						(1,404)
Deconsolidation of a subsidiary							(3,143)	(312)			(35,943)	(39,398)
Foreign currency translation adjustments										(15)	(729)	(744)
BALANCE, December 31, 2012	3,093	$ 3	57,270	$ 57	(2,472)	$ (4,199)	$ 105,714	$ 6,076	$ (381,782)	$ 10,185	$ (172,063)	$ (436,009)

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
(In thousands)

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (231,938)	$ (283,299)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:		
Depreciation, amortization and depletion	83,931	58,331
Impairment of plant and équipment	20,173	5,424
Change in fair value of derivative liabilities	(9)	(5,563)
Gain on debt settlement	-	(3,430)
Loss (gain) on disposal of equipment	2,134	(693)
Bad debt (recovery) allowance	(157)	3,529
Reservation of mine maintenance fee	37	-
Stock issued for services and compensation	918	1,530
Amortization of deferred financing cost on capital lease	43,122	27,704
Income from equity investments	(217)	(5,302)
Foreign currency transaction (gain) loss	1,248	(3,424)
Deferred tax assets	169	15,419
Deferred lease income	(2,119)	4,782
Changes in operating assets and liabilities		
Notes receivable	(53,946)	(41,318)
Accounts receivable	6,694	4,761
Accounts receivable - related parties	5,835	(16,015)
Other receivables	7,221	(12,638)
Other receivables - related parties	1,820	(50,562)
Inventories	86,635	169,207
Advances on inventory purchases	(18,677)	(37,674)
Advances on inventory purchases - related parties	(69,573)	(13,608)
Prepaid expense and other	(83)	4,753
Long-term deferred expense	(424)	845
Prepaid taxes	320	14,223
Accounts payable	(35,719)	160,657
Accounts payable - related parties	90,833	38,647
Other payables and accrued liabilities	14,138	18,076
Other payables - related parties	49,991	9,845
Customer deposits	34,410	(46,870)
Customer deposits - related parties	(46,960)	11,211
Taxes payable	4,957	4,834
Net cash provided by (used in) operating activities	(5,236)	33,382
CASH FLOWS FROM INVESTING ACTIVITIES:		
Restricted cash	78,826	(190,178)
Loans to related parties	(69,299)	-
Cash proceeds from (made to) short term investment	317	(2,858)
Cash proceeds from sales of equipment	337	1,306
Long-term other receivable	(42,994)	-
Equipment purchase and intangible assets	(27,976)	(110,939)
Effect on cash due to deconsolidating of a subsidiary	(2,975)	-
Net cash used in investing activities	(63,764)	(302,669)
CASH FLOWS FINANCING ACTIVITIES:		
Payments made for treasury stock acquired	(1,404)	(1,923)
Notes receivable - restricted	232,218	(329,839)
Borrowings on short term notes payable	1,923,584	1,655,741
Payments on short term notes payable	(2,064,571)	(1,049,680)
Borrowings on short term loans - bank	260,611	563,007
Payments on short term loans - bank	(371,241)	(600,294)
Borrowings on short term loan - others	184,890	330,037
Payments on short term loans - others	(284,242)	(212,661)
Borrowings on short term loan - related parties	356,989	15,450
Payments on short term loans - related parties	(297,718)	(14,817)

Deposits due to sales representatives	10,743	(30,066)
Deposit due to sales representatives - related parties	286	464
Borrowings on long term loan - related party	-	14,677
Payments on long term loan - related party	-	(16,865)
Long-term other payable - related party	42,994	-
Net cash provided by (used in) financing activities	(6,861)	323,231
EFFECTS OF EXCHANGE RATE CHANGE IN CASH	2,312	801
INCREASE (DECREASE) IN CASH	(73,549)	54,745
CASH, beginning of year	120,016	65,271
CASH, end of year	$ 46,467	$ 120,016

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – Background

General Steel Holdings, Inc. (the "Company") was incorporated on August 5, 2002 in the state of Nevada. The Company through its 100% owned subsidiary, General Steel Investment, operates steel companies serving various industries in the People's Republic of China ("PRC"). The Company's main operation is manufacturing and sales of steel products such as steel rebar, hot-rolled carbon and silicon sheets and spiral-weld pipes. The Company, together with its subsidiaries, majority owned subsidiaries and variable interest entity, is referred to as the "Group".

On April 29, 2011, a 20-year Unified Management Agreement ("the Agreement") was entered into between the Company, the Company's 60%-owned subsidiary Shaanxi Longmen Iron and Steel Co., Ltd. ("Longmen Joint Venture"), Shaanxi Coal and Chemical Industry Group Co., Ltd. ("Shaanxi Coal") and Shaanxi Iron and Steel Group ("Shaanxi Steel"). Shaanxi Steel is the controlling shareholder of Shaanxi Longmen Iron and Steel Group Co., Ltd ("Long Steel Group") which is the non-controlling interest holder in Longmen Joint Venture, and Shaanxi Coal, a state owned entity, is the parent company of Shaanxi Steel. Under the terms of the Agreement, all manufacturing machinery and equipment of Longmen Joint Venture and the $587.3 million (or approximately RMB 3.7 billion) of newly constructed iron and steel making facilities owned by Shaanxi Steel, which includes one 400m ^{2} sintering machine, two 1,280m ^{3} blast furnaces, two 120 ton converters and some auxiliary systems, are managed collectively as a single virtual asset pool ("Asset Pool"). Longmen Joint Venture manages the Asset Pool as the principal operating entity and is responsible for the daily operations of the new and existing facilities.

The Agreement leverages each of the parties' operating strengths, allowing the Longmen Joint Venture to derive the greatest benefit from the cooperation and the newly constructed iron and steel making facilities. At the designed efficiency level, these new facilities are expected to contribute three million tons of crude steel production capacity per year.

Longmen Joint Venture pays Shaanxi Steel for the use of the newly constructed iron and steel making facilities an amount equaling the depreciation expense on the equipment constructed by Shaanxi Steel as well as 40% of the pre-tax profit generated by the Asset Pool. The remaining 60% of the pre-tax profit is allocated to Longmen Joint Venture. As a result, the Company's economic interest in the profit generated by Longmen Joint Venture decreased from 60% to 36%. However, the overall capacity under the management of Longmen Joint Venture has increased by three million tons, or 75%. The Agreement is also expected to improve Longmen Joint Venture's cost structure through sustainable and steady sourcing of key raw materials and reduced transportation costs. The distribution of profit is subject to a prospective adjustment after the first two years based on each entity's actual investment of time and resources into the Asset Pool.

The parties to the Agreement have agreed to establish the Shaanxi Longmen Iron and Steel Unified Management Supervisory Committee ("Supervisory Committee") to ensure that the facilities and related resources are being operated and managed according to the stipulations set forth in the Agreement. However, the Board of Directors of Longmen Joint Venture, of which the Company holds 4 out of 7 seats, requires a simple majority vote. Therefore, the Board of Directors of Longmen Joint Venture remains the controlling decision-making body of Longmen Joint Venture and the Asset Pool.

The Agreement constitutes an arrangement that involves a lease which met certain of the criteria of a capital lease and therefore, the lease is accounted for as such by Longmen Joint Venture as a capital lease. See Notes 2 "Summary of significant accounting policies", 15 "Capital lease obligations" and 16 "Profit sharing liability".

Note 2 – Summary of significant accounting policies

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for financial information pursuant to the rules and regulations of the Securities Exchange Commission ("SEC"). Accordingly, they do not include all information and footnotes required by U.S. GAAP for complete financial statements. The financial statements include the accounts of all directly, indirectly owned subsidiaries and the variable interest entity listed below. All material intercompany transactions and balances have been eliminated in consolidation. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary to give a fair statement have been included.

(a) Basis of presentation

The consolidated financial statements of the Company reflect the activities of the following major directly owned subsidiaries:

Subsidiary		Percentage of Ownership
General Steel Investment Co., Ltd.	British Virgin Islands	100.0%
General Steel (China) Co., Ltd. ("General Steel (China)")	PRC	100.0%
Baotou Steel – General Steel Special Steel Pipe Joint Venture Co., Ltd.	PRC	80.0%
Yangpu Shengtong Investment Co., Ltd.	PRC	99.1%
Tianjin Qiu Steel Investment Co., Ltd. ("Qiu Steel")	PRC	98.7%
Longmen Joint Venture	PRC	VIE/60.0%
Maoming Hengda Steel Company, Ltd. ("Maoming Hengda")	PRC	99.0%
Tianwu General Steel Material Trading Co., Ltd ("Tianwu Joint Venture")	PRC	60.0%

(b) Principles of consolidation – subsidiaries

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, its variable interest entity ("VIE") for which the Company is the ultimate primary beneficiary, and the VIE's subsidiaries.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All significant inter-company transactions and balances have been eliminated upon consolidation.

(c) Consolidation of VIE

Prior to entering into the Unified Management Agreement on April 29, 2011, Longmen Joint Venture had been consolidated as the Company's 60% direct owned subsidiary. Upon entering into the Unified Management Agreement on April 29, 2011, Longmen Joint Venture was re-evaluated by the Company to determine if Longmen Joint Venture is a VIE and if the Company is the primary beneficiary.

Based on projected profits in this entity and future operating plans, Longmen Joint Venture's equity at risk is considered insufficient to finance its activities and therefore Longmen Joint Venture is considered to be a VIE.

The Company would be considered the primary beneficiary of the VIE if it has both of the following characteristics:

a. The power to direct the activities of the VIE that most significantly impact the VIE's economic performance; and
b. The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

A Supervisory Committee was formed during the negotiation of the Unified Management Agreement. Given there is both a Supervisory Committee and a Board with respect to Longmen Joint Venture , the powers (rights and roles) of both bodies were considered to determine which party has the power to direct the activities of Longmen Joint Venture , and by extension, whether the Company continues to have the power to direct Longmen Joint Venture 's activities after this Supervisory Committee was formed and the significant investment in plant and equipment by owners of the Longmen Joint Venture partner, as discussed in Note 1- "Background". The Supervisory Committee, which the Company holds 2 out of 4 seats, requires a ¾ majority vote, while the Board, which the Company holds 4 out of 7 seats, requires a simple majority vote. As the Supervisory Committee's role is limited to supervising and monitoring management of Longmen Joint Venture and in the event there is any disagreement between the Board and the Supervisory Committee, the Board prevails, the Supervisory Committee is considered subordinate to the Board. Thus, the Board of Directors of Longmen Joint Venture continues to be the controlling decision-making body with respect to Longmen Joint Venture. The Company, which controls 60% of the voting rights of the Board of Directors, has control over the operations of Longmen Joint Venture and as such, has the power to direct the activities of the VIE that most significantly impact Longmen Joint Venture's economic performance.

In connection with the Unified Management Agreement, the Company, Shaanxi Coal and Shaanxi Steel may provide such support on a discretionary basis or as needed in the future. See Note 2 item (d) Liquidity.

As discussed in Note 1 - "Background", the Company has the obligation to absorb losses and the rights to receive benefits based on the profit allocation as stipulated by the Unified Management Agreement that are significant to the VIE. As both conditions are met, the Company is the primary beneficiary of Longmen Joint Venture and therefore, continues to consolidate Longmen Joint Venture as a VIE.

The Company believes that the Unified Management Agreement between Longmen Joint Venture and Shaanxi Coal is in compliance with PRC law and is legally enforceable. The Board of Directors of Longmen Joint Venture continues to be the controlling decision-making body with respect to Longmen Joint Venture. The Company, which controls 60% of the voting rights of the Board of Directors, has control over the operations of Longmen Joint Venture and as such, has the power to direct the activities of the VIE. However, PRC law and/or uncertainties in the PRC legal system could limit the Company's ability to enforce the Unified Management Agreement, which in turn, may lead to reconsideration of the VIE assessment and the potential for a different conclusion. The Company makes ongoing assessment to determine whether Longmen Joint Venture is a VIE.

The carrying amount of the VIE and its subsidiaries' consolidated assets and liabilities are as follows:

	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Current assets	$ 1,285,967	$ 1,674,171
Plant and equipment, net	1,154,811	1,217,264
Other noncurrent assets	72,428	45,836
Total assets	2,513,206	2,937,271
Total liabilities	(2,943,761)	(3,132,766)
Net liabilities	$ (430,555)	$ (195,495)

VIE and its subsidiaries' liabilities consist of the following:

	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Current liabilities:		
Short term notes payable	$ 971,117	$ 1,105,570
Accounts payable	324,563	401,158
Accounts payable - related parties	177,160	81,403
Short term loans - bank	114,935	209,234
Short term loans - others	141,290	240,684
Short term loans - related parties	35,839	15,710
Current maturities of long-term loans – related party	54,885	-
Other payables and accrued liabilities	29,769	31,249
Other payables - related parties	64,941	20,677
Customer deposits	109,120	84,767
Customer deposits - related parties	21,998	66,932
Deposit due to sales representatives	33,870	22,890
Deposit due to sales representatives – related parties	1,238	943
Taxes payable	15,339	5,386
Deferred lease income	2,120	2,099
Intercompany payable to be eliminated	30,476	66,021
Total current liabilities	2,128,660	2,354,723
Non-current liabilities:		
Long term loans - related parties	38,088	92,035
Long-term other payable – related party	43,008	-
Deferred lease income - noncurrent	75,079	76,425
Capital lease obligations	330,099	306,350
Profit sharing liability	328,827	303,233
Total non-current liabilities	815,101	778,043
Total liabilities of consolidated VIE	$ 2,943,761	$ 3,132,766

VIE and its subsidiaries' statements of operations are as follows:

	For the year ended December 31, 2012 (in thousands)	For the year ended December 31, 2011 (in thousands)
Sales	$ 2,837,608	$ 3,496,551
Gross profit (loss)	$ 29,512	$ (86,308)
Loss from operations	$ (45,582)	$ (161,057)
Net loss attributable to controlling interest	$ (114,936)	$ (161,897)

Longmen Joint Venture has two 100% owned subsidiaries, Yuxin Trading Co., Ltd. ("Yuxin") and Yuteng Trading Co., Ltd. ("Yuteng"). Prior to March 1, 2012, Longmen Joint Venture had three consolidated subsidiaries, Hualong Fire Retardant Material Co., Ltd. ("Hualong"), Hancheng Tongxing Metallurgy Co., Ltd. ("Tongxing") and Beijing Huatianyulong International Steel Trading Co., Ltd. ("Huatianyulong"), in which Longmen Joint Venture did not hold a controlling interest. On March 1, 2012, Longmen Joint Venture sold its equity interest in Tongxing, and, as of December 31, 2012, Longmen Joint Venture has two consolidated subsidiaries, Hualong and Huatianyulong, in which it does not hold a controlling interest. Hualong and Huatianyulong are separate legal entities which were established in the PRC as limited liability companies and subsequently acquired by Longmen Joint Venture in June 2007 and July 2008, respectively. Prior to and subsequent to their acquisition by Longmen Joint Venture, these two entities have been operating as self-sustaining integrated sets of activities and assets conducted and managed for the purpose of providing a return to shareholders consisting of all the inputs, processes and outputs of a business. However, these two entities do not meet the definition of variable interest entities. Further consideration was given to whether consolidation was appropriate under the voting interest model, specifically where the power of control may exist with a lesser percentage of ownership (i.e. less than 50%), for example, by contract, lease, agreement with other stockholders or by court decree.

Hualong

Longmen Joint Venture, the single largest shareholder, holds a 36.0% equity interest in Hualong. The other two shareholders, who own 34.67% and 29.33% respectively, assigned their voting rights to Longmen Joint Venture in writing at the time of the acquisition of Hualong. The voting rights have been assigned through the date Hualong ceases its business operations or the other two shareholders sell their interest in Hualong. Hualong's main business is to supply refractory.

Tongxing

Prior to March 1, 2012, Longmen Joint Venture held a 22.76% equity interest in Tongxing while hundreds of employees of Longmen Joint Venture owned the remaining 77.24%. Each individual employee shareholder comprising the remaining 77.24% assigned its voting rights to Longmen Joint Venture in writing at the time of the acquisition of Tongxing. The voting rights assigned were effective until Tongxing ceased its business operations or Longmen Joint Venture liquidated its equity interest of Tongxing, whichever came first.

On March 1, 2012, Longmen Joint Venture sold its 22.76% equity interest of Tongxing to two individuals, who are the representatives from Long Steel Group. As of March 1, 2012, Tongxing had a carrying value of net assets of $40.5 million which were included in the consolidated net assets of the Company and a noncontrolling interest in Tongxing of $32.5 million. The Company retained the land use right associated with the Tongxing property adjacent to the Longmen Joint Venture facility, which had a carrying value of $3.6 million immediately prior to the transaction and relinquished its controlling interest in the remaining net assets (primarily operating assets). In connection with the transaction, the Company also settled with a payable in cash of $0.3 million and transferred the dividend receivable of $0.9 million from Tongxing to the two individuals. These arrangements meet the criteria of ASC 810-10-40-6b and 6d, deconsolidation of a Subsidiary with multiple arrangements treated as a single transaction. As the land use rights held in Tongxing have been included as part of the Company's consolidated assets, this transaction was considered as a change in the Company's ownership interest in the land use right similar to a change in a parent company's ownership interest in a subsidiary in accordance with ASC 810-10-45-23 and therefore the carrying value of the land use right was not stepped up to fair value. The net impact of these transactions resulted in a reduction of $3.1 million paid-in capital.

See Note 21 "Equity" for the reconciliation of Tongxing's noncontrolling interest.

Huatianyulong

Longmen Joint Venture holds a 50.0% equity interest in Huatianyulong and the other unrelated shareholder holds the remaining 50.0%. The other shareholder assigned its voting rights to Longmen Joint Venture in writing at the time of acquisition of Huatianyulong. The voting rights have been assigned through the date Huatianyulong ceases its business operation or the other unrelated shareholder sells its interest in Huatianyulong. Huatianyulong mainly sells imported iron ore.

The Company has determined that it is appropriate for Longmen Joint Venture to consolidate Hualong and Huatianyulong with appropriate recognition in the Company's financial statements of the non-controlling interests in each entity, beginning on the acquisition dates as these were also the effective dates of the agreements with other stockholders granting a majority voting rights in each entity, and thereby, the power of control, to Longmen Joint Venture. The Company also has determined that it is appropriate for Longmen Joint Venture to consolidate Tongxing's net income from the beginning of the acquisition date to March 1, 2012, the date on which Longmen Joint Venture relinquished its equity interest and majority voting rights in Tongxing, and thereby its power of control of Tongxing.

(d) Liquidity

The Company's accounts have been prepared in accordance with U.S. GAAP on a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. The Company's ability to continue as a going concern depends upon aligning its sources of funding (debt and equity) with the expenditure requirements of the Company and repayment of the short-term debt facilities as and when they fall due.

The steel business is capital intensive and as a normal industry practice in PRC, the Company is highly leveraged. Debt financing in the form of short term bank loans, loans from related parties, financing sales, bank acceptance notes, and capital leases have been utilized to finance the working capital requirements and the capital expenditures of the Company. As a result, the Company's debt to equity ratio as of December 31, 2012 and 2011 were (7.1) and (19.8), respectively. As of December 31, 2012, the Company's current liabilities exceed current assets (excluding non-cash item) by $862.4 million. And as of June 30, 2013, the Company's estimated current liabilities may exceed current assets (excluding non-cash item) by $777.4 million.

Longmen Joint Venture, as the most important subsidiary of the Company, accounted for majority of total sales of the Company. As such, the majority of the Company's working capital needs come from Longmen Joint Venture. The Company's ability to continue as a going concern depends heavily on Longmen Joint Venture's operations. Longmen Joint Venture has obtained different types of financial supports, which are listed below by category:

Line of credit

The Company received lines of credit from seven major banks totaling $202.1 million with expiration dates ranging from April 2, 2014 to October 26, 2014.

Banks	Amount of Line of Credit (in millions)	Repayment Date
Bank of China	19.1	August 25, 2014 to October 26, 2014
China Everbright Bank	47.7	October 8, 2014
Bank of Ningxia	23.9	September 27, 2014
Ping'an Bank	47.8	April 2, 2014*
SPD Bank	15.9	May 15, 2014*
Bank of Xi'an	47.7	April 7, 2014 to October 9, 2014
Total	$ 202.1	

*Management expects the lines of credit will be extended after the repayment dates.

As of the date of this report, the Company utilized $133.8 million of these lines of credit.

Vendor financing

Longmen Joint Venture signed additional vendor financing agreements, which will provide liquidity to the Company in a total amount of $477.6 million with the following companies:

Company	Financing period covered	Financing Amount (in millions)
Company A – related party	January 6, 2013 – January 5, 2015	$ 79.6
Company B – third party	January 6, 2013 – January 5, 2015	79.6
Company C – third party	October 1, 2013 – September 30 , 2014	318.4
Total		$ 477.6

Company A, a related party company and Company B, a third party company, are both Longmen Joint Venture's major coke suppliers. They have been doing business with Longmen Joint Venture for years. Each company has signed a two-year agreement with Longmen Joint Venture which was effective on January 6, 2013 to finance Longmen Joint Venture for its coke purchase for a two-year period. According to the above signed agreement, both Company A and B will not demand any cash payments for next two years. As of the date of this report, our payables to Company A and Company B are approximately $61.3 million and $47.9 million, respectively.

As a critical business stakeholder to the Company's Tianwu Joint Venture, Company C is a Fortune 500 Company. In October 2012, Company C signed a one year agreement with Longmen Joint Venture to finance Longmen Joint Venture's purchase of iron ore for an amount up to $158.3 million to commence on October 1, 2012. In June 2013, Company C signed another one year agreement with Longmen Joint Venture to finance Longmen Joint Venture's purchase of iron ore for an amount up to $318.4 million to commence on October 1, 2013. According to the agreement, Company C agrees to provide an amount not less than $318.4 million in iron ore to Longmen Joint Venture. Subject to the terms of the agreement, Longmen Joint Venture is subject to a penalty of 0.05% of the daily outstanding balance owed to Company C in an event of late payment. The agreement also helps secure Company C's iron ore sales to Longmen Joint Venture. As of the date of this report, our payable to Company C is approximately $1.2 million.

Financing sales

As part of our working capital management, Longmen Joint Venture has entered into an additional financing sales agreement with a third party company, Company D and two 100% owned subsidiaries of Longmen Joint Venture, named Yuxin Trading Co., Ltd. ("Yuxin") and Yuteng Trading Co., Ltd. ("Yuteng") ("financing sales") to provide liquidity to the Company in the total amount of $79.6 million. See Note 9 for financing sales details.

Based on the contract terms, from December 31, 2012 until the earlier of the expiration date of the contract or December 31, 2013, the advance payment balance from Company D cannot be less than $79.6 million. The contract has been extended to December 31, 2014. The remaining financing sales balance can be paid by installment based on Longmen Joint Venture's goods delivery volume. As of the date of this report, our payable to Company D is approximately $8.3 million.

Other financing

On January 7, 2013, Longmen Joint Venture signed a payment extension agreement with each company listed below. In total, Longmen Joint Venture can get $43.8 million in financial support from a two-year balancing payment extension granted by the following three companies:

Company	Financing period covered	Financing Amount (in millions)
Company E – related party	January 7, 2013 – January 6, 2015	$ 15.9
Company F – related party	January 7, 2013 – January 6, 2015	20.7
Company G – related party	January 7, 2013 – January 6, 2015	7.2
Total		$ 43.8

According to the contract terms, Company E, Company F and Company G, have agreed to grant a two year payment extension in the amounts of $15.9 million, $20.7 million and $7.2 million respectively. As of the date of this report, our payables to Company E, Company F and Company G are approximately $25.6 million, $15.7 million and $16.9 million, respectively.

Amount due to sales representatives

Longmen Joint Venture entered into agreements with various entities to act as the Company's exclusive sales agents in specified geographic areas. These exclusive sales agents must meet certain criteria and are required to deposit a certain amount of money with the Company. In return the sales agents receive exclusive sales rights in a specified area and discounted prices on products they order. These deposits bear no interest and are required to be returned to the sales agent once the agreement is terminated. As of March 31, 2013, Longmen Joint Venture has collected a total amount of $35.2 million. Historically, this amount is quite stable and we do not expect a big fluctuation in this amount for the next twelve months from June 30, 2013 onwards.

With the financial support from the banks and the companies above, management is of the opinion that the Company has sufficient funds to meet its future operations, working capital requirements and debt obligations until the end of June 30, 2014. The detailed breakdown of Longmen Joint Venture's estimated cash flows items are listed below.

	Cash inflow (outflow) (in millions) For the twelve months ended June 30, 2014
Estimated current liabilities over current assets (excluding non-cash items) as of June 30, 2013 (unaudited)	$ (777.4)
Projected cash financing and outflows:	
Cash provided by line of credit from banks	202.1
Cash provided by vendor financing	477.6
Cash provided by financing sales	79.6
Cash provided by other financing	43.8
Cash provided by sales representatives	35.2
Cash projected to be used in operations in the twelve months ended June 30, 2014	(27.7)
Net projected change in cash for the twelve months ended June 30, 2014	$ 33.2

As a result, the consolidated financial statements for the year ended December 31, 2012 have been prepared on a going concern basis.

(e) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and footnotes. Significant accounting estimates reflected in the Company's consolidated financial statements include the fair value of the profit sharing liability, the useful lives of and impairment for property, plant and equipment, and potential losses on uncollectible receivables, the interest rate used in the financing sales, the fair value of the assets recorded under capital lease, the present value of the net minimum lease payments of the capital lease and the fair value of the profit share liability. Actual results could differ from these estimates.

(f) Concentration of risks and uncertainties

The Company's operations are carried out in the PRC. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC's economy. The Company's operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America and Western Europe. The Company's results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company has significant exposure to the fluctuation of raw materials and energy prices as part of its normal operations. As of December 31, 2012 and 2011, the Company does not have any open commodity contracts to mitigate such risks.

Cash includes demand deposits in accounts maintained with banks within the PRC, Hong Kong and the United States. Total cash (including restricted cash balances) in these banks on December 31, 2012 and 2011 amounted to $369.9 million and $518.2 million, including $2.3 million and $0 that were deposited in Shaanxi Coal and Chemical Industry Group Financial Co., Ltd., a related party, respectively. As of December 31, 2012, $0.4 million cash in the bank was covered by insurance. The Company has not experienced any losses in other bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

The Company's five major customers are all distributors and collectively represented approximately 26.7% and 27.1% of the Company's total sales for the years ended December 31, 2012 and 2011, respectively. These five major customers accounted for 47.8% and 27.2% of total accounts receivable, including related parties, as of December 31, 2012 and 2011, respectively. One of the five major customers accounted for more than 10% of total accounts receivable both as of December 31, 2012 and 2011.

For the years ended December 31, 2012 and 2011, the Company purchased approximately 38.9% and 48.6% of its raw materials from five major suppliers, respectively. These five vendors accounted for 33.8% and 16.9% of total accounts payable, including related parties, as of December 31, 2012 and 2011, respectively. One of the five major suppliers individually accounted for more than 10% of total accounts payable as of December 31, 2012. None of the five major suppliers individually accounted for more than 10% of total accounts payable as December 31, 2011.

(g) Revenue recognition

Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, the Company has no other significant obligations and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are recorded as customer deposits. Sales revenue represents the invoiced value of goods, net of value-added tax (VAT). All of the Company's products sold in the PRC are subject to a Chinese value-added tax at a rate of 13% or 17% of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing the finished product.

(h) Foreign currency translation and other comprehensive income

The reporting currency of the Company is the US dollar. The Company's subsidiaries in China use the local currency, Renminbi (RMB), as their functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People's Bank of China at the end of the period. The statement of operations accounts are translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statement of equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive income amounted to $10.2 million and $10.2 million as of December 31, 2012 and 2011, respectively. The balance sheet amounts, with the exception of equity at December 31, 2012 and 2011 were translated at 6.30 RMB and 6.37 RMB to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to statement of operations accounts for the years ended December 31, 2012 and 2011 were 6.30 RMB and 6.47 RMB, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

The PRC government imposes significant exchange restrictions on fund transfers out of the PRC that are not related to business operations. These restrictions have not had a material impact on the Company because it has not engaged in any significant transactions that are subject to the restrictions.

(i) Financial instruments

The accounting standards regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company. The Company considers the carrying amount of cash, short term investment, accounts receivable, other receivables, accounts payable and accrued liabilities, to approximate their fair values because of the short period of time between the origination of such instruments and their expected realization. For short term loans and notes payable, the Company concluded the carrying values are a reasonable estimate of fair values because of the short period of time between the origination and repayment and as their stated interest rates approximate current rates available.

The Company analyzes all financial instruments with features of both liabilities and equity, pursuant to which the Company's warrants were required to be recorded as a liability at fair value and marked to market each reporting period.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

- Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
- Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

On December 13, 2007, the Company entered into a Securities Purchase Agreement (the "Agreement") with certain institutional investors issuing $40.0 million ("Notes") and 1,154,958 warrants. The warrants can be exercised for common stock through May 13, 2013 at $13.51 per share, subject to customary anti-dilution adjustments. On December 24, 2009, the holders of the existing warrants of 1,154,958 shares entered into an agreement with the Company that reset the exercise price from $13.51 to $5 per share and increased the number of warrants from 1,154,958 to 3,900,871.

In December 2009, the Company issued an additional 2,777,778 warrants in connection with a registered direct offering, which expired as of June 24, 2012.

The aforementioned warrants meet the definition of a derivative instrument in the accounting standards. Therefore these instruments are accounted for as derivative liabilities and recorded at their fair value as of each reporting period. The change in the value of the derivative liabilities is charged against or credited to income. The fair value was determined using the Cox Rubenstein Binomial Model, defined in the accounting standard as Level 2 inputs, and recorded the change in earnings. See Note 12 – " Convertible notes and derivative liabilities" for the variables used in the Cox Rubenstein Binomial model.

The Company determined the carrying value of the profit sharing liability using Level 3 inputs by considering the present value of Longmen Joint Venture's projected profits/losses with a discount rate of 7% based on the Company's average borrowing rate. The projected profits/losses in Longmen Joint Venture were based upon, but not limited to, the following assumptions until April 30, 2031:

- projected selling units and growth in the steel market
- projected unit selling price in the steel market
- projected unit purchase cost in the coal and iron ore markets
- selling and general and administrative expenses to be in line with the growth in the steel market
- projected bank borrowings

The above assumptions were reviewed by the Company at December 31, 2012 and no material changes from those assumptions used at December 31, 2011.

The following table sets forth by level within the fair value hierarchy, the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2012:

(in thousands)	Carrying Value as of December 31, 2012	Fair Value Measurements at December 31, 2012 Using Fair Value Hierarchy		
		Level 1	Level 2	Level 3
Derivative liabilities	$ 1	$ -	$ 1	$ -
Profit sharing liability	328,827	-	-	328,827
Total	$ 328,828	$ -	$ 1	$ 328,827

We re-measured the fair value of the 40% profit sharing liability as of December 31, 2012 and the difference is immaterial in comparing to the initial value.

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2011:

(in thousands)	Carrying Value as of December 31, 2011	Fair Value Measurements at December 31, 2011 Using Fair Value Hierarchy		
		Level 1	Level 2	Level 3
Derivative liabilities	$ 10	$ -	$ 10	$ -
Profit sharing liability	303,233	-	-	303,233
Total	$ 303,243	$ -	$ 10	$ 303,233

The following is a reconciliation of the beginning and ending balance of the assets and liabilities measured at fair value on a recurring basis for the years ended December 31, 2012 and 2011:

	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Beginning balance	$ 303,243	$ 5,573
Initial measurement and recognition of the 40% profit sharing liability on April 29, 2011	-	280,857
Current period interest expense accreted	22,499	14,047
Change of derivative liabilities charged to earnings	9	(5,563)
Exchange rate effect	3,077	8,329
Ending balance	$ 328,828	$ 303,243

Except for the derivative liabilities and profit sharing liability, the Company did not identify any other assets or liabilities that are required to be presented on the balance sheet at fair value in accordance with the accounting standard. The carrying value of the long term loans-related party approximates to its fair value as of the reporting date.

(j) Cash

Cash includes cash on hand and demand deposits in banks with original maturities of less than three months.

(k) Restricted cash

The Company has notes payable outstanding with various banks and is required to keep certain amounts on deposit that are subject to withdrawal restrictions. The notes payable are generally short term in nature due to its maturity period of six months or less, thus restricted cash is classified as a current asset.

(l) Short term investment

Short-term investments are certificated deposits maintained with banks within the PRC with maturity date of less than one year.

(m) Accounts receivable and allowance for doubtful accounts

Accounts receivable include trade accounts due from customers and other receivables from cash advances to employees, related parties or third parties. An allowance for doubtful accounts is established and recorded based on managements' assessment of potential losses based on the credit history and relationships with the customers. Management reviews its receivable on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

(n) Notes receivable

Notes receivable represents trade accounts receivable due from various customers where the customers' banks have guaranteed the payment. The notes are non-interest bearing and normally paid within three to six months. The Company has the ability to submit request for payment to the customer's bank earlier than the scheduled payment date, but will incur an interest charge and a processing fee. The Company had $145.5 million and $92.9 million outstanding as of December 31, 2012 and 2011, respectively.

Restricted notes receivable represents notes receivable pledged as collateral for short-term loans and short-term notes payable issued by banks. As of December 31, 2012 and 2011, restricted notes receivable amounted to $357.9 million and $584.2 million, respectively. Interest expenses for early submission request of payment for the years ended December 31, 2012 and 2011 amounted to $90.0 million and $34.2 million, respectively.

(o) Advances on inventory purchase

Advances on inventory purchases are monies deposited or advanced to outside vendors or related parties on future inventory purchases. Due to the high shortage of steel in China, most of the Company's vendors require a certain amount of money to be deposited with them as a guarantee that the Company will complete its purchases on a timely basis.

This amount is refundable and bears no interest. The Company has legally binding contracts with its vendors, which required the deposit to be returned to the Company when the contract ends. The inventory is normally delivered within one month after the monies have been advanced. The total outstanding amount, including advances to related parties, was $126.1 million and $83.8 million as of December 31, 2012 and 2011, respectively.

(p) Inventories

Inventories are comprised of raw materials, work in progress and finished goods and are stated at the lower of cost or market using the weighted average cost method. Management reviews inventories for obsolescence and cost in excess of net realizable value at least annually and records a reserve against the inventory and additional cost of goods sold when the carrying value exceeds net realizable value. The Company had written-off $9.6 million and $37.5 million inventory cost as of December 31, 2012 and 2011, respectively.

(q) Shipping and handling

Shipping and handling for raw materials purchased are included in cost of goods sold. Shipping and handling cost incurred to ship finished products to customers are included in selling expenses. Shipping and handling expenses for finished goods for the years ended December 31, 2012 and 2011 amounted to $23.7 million and $30.1 million, respectively.

(r) Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with a 3%-5% residual value. The depreciation expense on assets acquired under capital leases is included with depreciation expense on owned assets. The estimated useful lives are as follows:

Buildings and Improvements	10-40 Years
Machinery	10-30 Years
Machinery and equipment under capital lease	20 Years
Other equipment	5 Years
Transportation Equipment	5 Years

The Company assesses all significant leases for purposes of classification as either operating or capital. At lease inception, if the lease meets any of the four following criteria, the Company will classify it as a capital lease; otherwise it will be treated as an operating lease: a) transfer of ownership to lessee at the end of the lease term, b) bargain purchase option, c) lease term is equal to 75% or more of the estimated economic life of the leased property, d) the present value of the minimum lease payments is 90% or more of the fair value of the leased asset.

Construction in progress represents the costs incurred in connection with the construction of buildings or new additions to the Company's plant facilities. No depreciation is provided for construction in progress until such time as the assets are completed and are placed into service, maintenance, repairs and minor renewals are charged directly to expense as incurred. Major additions and betterment to buildings and equipment are capitalized. Interest incurred during construction is capitalized into construction in progress. All other interest is expensed as incurred.

Long lived assets, including buildings and improvements, equipment and intangible assets are reviewed if events and changes in circumstances indicate that its carrying amount may not be recoverable, to determine whether their carrying value has become impaired. The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (See Note 7). The Company also re-evaluates the periods of depreciation and amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

(s) Intangible assets

Finite lived intangible assets of the Company are reviewed for impairment if events and circumstances require. The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations. The Company also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of December 31, 2012, the Company expects these assets to be fully recoverable.

Land use rights

All land in the PRC is owned by the government. However, the government grants "land use rights." General Steel (China) acquired land use rights in 2001 for a total of $3.8 million (RMB 23.7 million). These land use rights are for 50 years and expire in 2050 and 2053. The Company amortizes the land use rights over the twenty-year business term because its business license had a twenty-year term.

Long Steel Group contributed land use rights for a total amount of $23.6 million (RMB 148.6 million) to the Longmen Joint Venture. The contributed land use rights are for 50 years and expire in 2048 to 2052.

Maoming Hengda has land use rights amounting to $2.6 million (RMB 16.6 million) for 50 years that expire in 2054.

Other than the land use rights that General Steel (China) acquired in 2001, the Company amortizes the land use rights over their 50 year term.

Entity		Original Cost (in thousands)	Expires on
General Steel (China)	$	3,765	2050 & 2053
Longmen Joint Venture	$	23,587	2048 & 2052
Maoming Hengda	$	2,634	2054

Mining right

Mining rights are capitalized at cost when acquired, including amounts associated with any value beyond proven and probable reserves, and amortized to operations as depletion expense using the units-of-production method over the estimated proven and probable recoverable tons. Longmen Joint Venture has iron ore mining right amounting to $2.4 million (RMB 15.0 million), which is amortized over the estimated recoverable reserve of 4.2 million tons.

(t) Long-term other receivable

Long-term other receivable is money advanced to a third party that is collectable in more than one year. As of December 31, 2012 and 2011, long-term other receivable amounted to $43.0 million and $0, respectively.

(u) Investments in unconsolidated entities

Entities in which the Company has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock between 20% and 50%, and other factors, such as representation on the Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. The Company accounts for investments with ownership less than 20% using the cost method.

Longmen Joint Venture and its previously consolidated subsidiary prior to March 1, 2012 – Tongxing invested in several companies from 2003 to 2007. Tongxing, along with its investments in Shaanxi Daxigou Mining Co., Ltd, Huashan Metallurgical Equipment Co., Ltd, and Shaaxi Long Steel Group Baoji Steel Rolling Co., Ltd were deconsolidated from the Company's consolidated financial statements as of March 1, 2012. The table below summarizes Longmen Joint Venture and Tongxing's investment holdings as of December 31, 2012 and 2011.

Unconsolidated entities	Year acquired	December 31, 2012 Net investment (In thousands)	Owned %	December 31, 2011 Net investment (In thousands)	Owned %
Shaanxi Daxigou Mining Co., Ltd	2004	$ -	-	$ 8,304	22.1
Huashan Metallurgical Equipment Co., Ltd.	2003	-	-	3,067	25.0
Shaanxi Long Steel Group Baoji Steel Rolling Co., Ltd	2003	-	-	428	23.8
Xian Delong Powder Engineering Materials Co., Ltd.	2007	1,166	24.1	1,041	24.1
Total		$ 1,166		$ 12,840	

Total investment income in unconsolidated subsidiaries amounted to $0.2 million and $3.9 million for the years ended December 31, 2012 and 2011, respectively, which was included in "Income from equity investments" in the consolidated statements of operations and comprehensive loss.

(v) Short-term notes payable

Short-term notes payable are lines of credit extended by banks. The banks in-turn issue the Company a bankers acceptance note, which can be endorsed and assigned to vendors as payments for purchases. The notes payable are generally payable at a determinable period, generally three to six months. This short-term notes payable bears no interest and is guaranteed by the bank for its complete face value and usually matures within three to six-month period. The banks usually require the Company to deposit a certain amount of cash at the bank as a guarantee deposit, which is classified on the balance sheet as restricted cash.

(w) Customer deposits

Customer deposits represent amounts advanced by customers on product orders. The product normally is shipped within one month after receipt of the advance payment, and the related sale is recognized in accordance with the Company's revenue recognition policy.

(x) Deferred lease income

To reimburse Longmen Joint Venture for certain construction costs incurred as well as economic losses on suspended production to accommodate the construction of the new iron and steel making facilities on behalf of Shaanxi Steel, in the fourth quarter of 2010, Shaanxi Steel reimbursed Longmen Joint Venture for the value of assets dismantled, various site preparation costs incurred and rent under a 40-year land sub-lease that was entered into by the parties in June 2009 (the "Longmen Sub-lease"), and for the reduced production efficiency caused by the construction. Applying the lease accounting guidance, the Company has concluded that, except for the reimbursement for site preparation costs incurred, the amount of reimbursement should be deferred and recognized as a component of the land that was sub-leased during the construction, to be amortized to income over the remaining term of the 40-year sub-lease. Deferred lease income represents the remaining balance of compensation being deferred. See Note 14 - "Deferred lease income".

(y) Non-controlling Interest

Non-controlling interest mainly consists of Long Steel Group's 40% interest in Longmen Joint Venture, Baotou Iron and Steel Group's 20% interest in Baotou Steel Pipe Joint Venture, an individuals' 0.9% interest in Yangpu Shengtong Investment Co., Ltd. , two individuals' 1.3% interest in Qiu Steel, an individual's 1% interest in Maoming Hengda, and TME Group's 40% interest in Tianwu Joint Venture , The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Company are presented on the face of the consolidated statement of operations as an allocation of the total income or loss for the year between non-controlling interest holders and the shareholders of the Company.

(z) Earnings per share

The Company has adopted the accounting principles generally accepted in the United States regarding earnings per share ("EPS"), which requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share.

Basic earnings per share are computed by dividing income available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

(aa) Treasury Stock

Treasury stock consists of shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury stock is accounted for under the cost method.

As of December 31, 2012 and 2011, the Company had repurchased 2,472,306 and 1,090,978 total shares of its common stock, respectively, under the share repurchase plan approved by the Board of Directors in December 2010.

(bb) Income taxes

The Company accounts for income taxes in accordance with the accounting principles generally accepted in the United States for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes. The accounting principles generally accepted in the United States for accounting for uncertainty in income taxes clarify the accounting and disclosure for uncertain tax positions. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The charge for taxation is based on the results for the year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2012, and 2011. As of December 31, 2012, the Company’s income tax returns filed for December 31, 2012, 2011 and 2010 remain subject to examination by the taxing authorities.

(cc) Share-based compensation

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with the accounting standards regarding accounting for stock-based compensation and accounting for equity instruments that are issued to other than employees for acquiring or in conjunction with selling goods or services. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably determinable. The value of equity instruments issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services as defined by these accounting standards. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement.

(dd) Recently issued accounting pronouncements

In February 2013 the FASB issued an accounting standards update ("ASU") No. 2013-02 "Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income," requiring new disclosures for items reclassified out of accumulated other comprehensive income ("AOCI"), including (1) changes in AOCI balances by component and (2) significant items reclassified out of AOCI. The guidance does not amend any existing requirements for reporting net income or OCI in the financial statements. The standards update was effective for reporting periods beginning after December 15, 2012, to be applied prospectively. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements. As this guidance only requires expanded disclosures, the adoption of this guidance is not expected to have a significant impact on the Company's consolidated financial statements.

In March 2013, the FASB issued an accounting standards update (“ASU”) No. 2013-05 “Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity,’ requiring the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. The standards update is effective prospectively for fiscal years and interim reporting periods within those years beginning after December 15, 2013. Early adoption is permitted. The Company does not expect the adoption of this guidance will have a significant impact on the Company's consolidated financial statements.

(ee) Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications have no effect on the accompanying consolidated statements of operations and cash flows.

Note 3 – Loans receivable – related parties

Loans receivable – related parties represents amounts the Company expects to collect from related parties upon maturity.

The Company had the following loans receivable – related parties due within one year as of:

	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Loans to Long Steel Group; due on demand and non-interest bearing.	63,319	-
Loan to Teamlink Investment Co., Ltd; due in June 2013; interest rate was 4.75%	6,000	-
Total loans receivable – related parties	$ 69,319	$ -

See Note 20 "Related party transactions and balances" for the nature of the relationship of related parties.

Total interest income for the loans amounted to $2.3 million for the year ended December 31, 2012.

Note 4 – Accounts receivable (including related parties), net

Accounts receivable, including related party receivables, net of allowance for doubtful accounts consists of the following:

	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Accounts receivable	$ 8,062	$ 14,624
Less: allowance for doubtful accounts	(1,367)	(2,023)
Accounts receivable – related parties	14,966	20,593
Net accounts receivable	$ 21,661	$ 33,194

Movement of allowance for doubtful accounts is as follows:

	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Beginning balance	$ 2,023	$ 296
Charge to expense	433	1,972
Less: recovery	(1,109)	(284)
Exchange rate effect	20	39
Ending balance	$ 1,367	$ 2,023

Note 5 – Inventories

Inventories consist of the following:

	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Supplies	$ 23,123	$ 20,869
Raw materials	141,503	279,041
Finished goods	57,630	35,962
Less: allowance for inventory valuation	(9,585)	(38,143)
Total inventories	$ 212,671	$ 297,729

Raw materials consist primarily of iron ore and coke at Longmen Joint Venture. The cost of finished goods includes direct costs of raw materials as well as direct labor used in production. Indirect production costs at normal capacity such as utilities and indirect labor related to production such as assembling, shipping and handling costs for purchasing are also included in the cost of inventory.

The Company values its inventory at the lower of cost or market, determined on a weighted average method, or net realizable value. For the years ended December 31, 2012 and 2011, the Company had provided allowance for inventory valuation in the amounts of $9.6 million and $38.1 million, respectively.

Movement of allowance for inventory valuation is as follows:

	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Beginning balance	$ 38,143	$ -
Addition	9,582	37,512
Less: write-off	(38,519)	-
Exchange rate effect	379	631
Ending balance	$ 9,585	$ 38,143

Note 6 – Advances on inventory purchases

Advances on inventory purchases are monies deposited or advanced to outside vendors or related parties on future inventory purchases. Most of the Company's vendors require a certain amount of money to be deposited with them as a guarantee that the Company will complete its purchases on a timely basis.

This amount is refundable and bears no interest. The Company has legally binding contracts with its vendors, which require the deposit to be returned to the Company or netted against accounts payable due to its vendors to the extent there are unpaid balances when the contract ends. The inventory is normally delivered within one month after the monies have been advanced. The total outstanding amount, including advances to related parties, was $126.1 million and $83.8 million as of December 31, 2012 and 2011, respectively.

Note 7 – Plant and equipment, net

Plant and equipment consist of the following:

	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Buildings and improvements	$ 214,661	$ 181,644
Machinery	573,572	623,162
Machinery under capital lease	587,334	581,413
Transportation and other equipment	20,274	18,132
Construction in progress	4,645	8,203
Subtotal	1,400,486	1,412,554
Less: accumulated depreciation	(232,650)	(155,318)
Total	$ 1,167,836	$ 1,257,236

Construction in progress consisted of the following as of December 31, 2012:

Construction in progress description	Value (In thousands)	Completion date
900 thousand tons production line	$ 2,879	August 2013
Iron making system dust removing equipment	84	March 2013
Drainage system	250	March 2013
Factory road repair	205	January 2013
Project materials	899	
Others	328	
Total	$ 4,645	

The Group is obligated under a capital lease for new iron and steel making facilities, including one sintering machine, two converters, two blast furnaces and some auxiliary systems that expire on April 30, 2031. The carrying value of assets acquired under the capital lease consists of the following:

	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Machinery	$ 587,334	$ 581,413
Less: accumulated depreciation	(46,497)	(18,411)
Carrying value of leased assets	$ 540,837	$ 563,002

Long lived assets, including construction in progress are reviewed if events and changes in circumstances indicate that its carrying amount may not be recoverable, to determine whether their carrying value has become impaired. General Steel (China) leases facilities to Tianjin Daqiuzhuang Steel Plates Co., Ltd. ("Lessee") including approximately 776,078 square feet of workshops, land, equipment and other facilities. The term of the original lease is from January 1, 2010 to December 31, 2011 and the monthly base rental rate due to General Steel (China) is approximately $0.3 million (RMB 1.7 million). On July 28, 2011, General Steel (China) signed a supplemental agreement with the lessee to extend the lease for an additional five years to December 31, 2016. However, due to current steel market conditions, the lessee had informed the Company that they did not plan to lease the assets after June 30, 2012 and had terminated the supplemental agreement early. There was no penalty for early termination of the lease. General Steel (China) currently does not have plans to lease the facility to another company and as such, a write-down in the carrying value of property, plant and equipment in relation to this event has been assessed and an impairment amount of $5.6 million (RMB 35.1 million) was in the selling, general and administrative expenses for the period ended June 30, 2011.

The Company assessed the recoverability of all of its remaining long-lived assets at December 31, 2012, and the sum of the discounted future cash flows expected to result from the long-lived assets and their disposition was less than the carrying value by $20.2 million (RMB 127.2 million), which was impaired and included in the selling, general and administrative expenses for the year ended December 31, 2012. The discounted cash flows were determined using certain expected changes to the current operational assumptions. If those expectations are not met, the Company may be required to record additional impairment charges in future periods.

Depreciation expenses for the years ended December 31, 2012 and 2011 amounted to $82.5 million and $56.4 million, respectively. These amounts include depreciation of assets held under capital leases for the years ended December 31, 2012 and 2011, $27.9 million and $18.1 million, respectively.

Note 8 – Intangible assets, net

Intangible assets consist of the following:

	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Land use rights	$ 29,986	$ 29,685
Mining right	2,384	2,338
Software	692	685
Subtotal	33,062	32,708
Less:		
Accumulated amortization – land use rights	(7,577)	(6,442)
Accumulated amortization – mining right	(993)	(822)
Accumulated amortization – software	(426)	(301)
Subtotal	(8,996)	(7,565)
Intangible assets, net	$ 24,066	$ 25,143

The gross amount of the intangible assets amounted to $33.1 million and $32.7 million as of December 31, 2012 and 2011, respectively. The remaining weighted average amortization period is 34.4 years as of December 31, 2012.

Total amortization expense for the years ended December 31, 2012 and 2011 amounted to $1.2 million and $1.1 million, respectively.

Total depletion expense for the years ended December 31, 2012 and 2011 amounted to $0.2 million and $0.8 million, respectively.

The estimated aggregate amortization and depletion expenses for each of the five succeeding years is as follows:

Year ending	Estimated amortization and depletion expenses	Gross carrying amount
	(in thousands)	(in thousands)
December 31, 2013	$ 1,353	22,713
December 31, 2014	1,353	21,360
December 31, 2015	1,353	20,007
December 31, 2016	1,353	18,654
December 31, 2017	1,353	17,301
Thereafter	17,301	-
Total	$ 24,066	

Note 9 – Debt

Short-term notes payable

Short-term notes payable are lines of credit extended by banks. Banks in turn issue the Company a bank acceptance note, which can be endorsed and assigned to vendors as payments for purchases. The notes payable are generally payable within three to six months. This short-term note payable is guaranteed by the bank for its complete face value. The banks do not charge interest on these notes, but usually charge a transaction fee of 0.05% of the notes' value. In addition, the banks usually require the Company to deposit either a certain amount of cash at the bank as a guarantee deposit, which is classified on the balance sheet as restricted cash, or provide notes receivable as security, which are classified on the balance sheet as restricted notes receivable. Restricted cash as a guarantee for the notes payable amounted to $322.7 million and $363.3 million as of December 31, 2012 and 2011, respectively. Restricted notes receivable as a guarantee for the notes payable amounted to $345.8 million and $451.1 million as of December 31, 2012 and 2011, respectively.

The Company had the following short-term notes payable as of:

	December 31, 2012	December 31, 2011
	(in thousands)	(in thousands)
General Steel (China): Notes payable to China Minsheng Bank, due February 2013. Restricted cash required of $6.3 million and $7.9 million as of December 31, 2012 and 2011, respectively; guaranteed by third parties. These notes payable were either repaid or renewed subsequently on the due dates.	$ 12,696	$ 7,934
Longmen Joint Venture: Notes payable to various banks in China, due various dates from January 2013 to June 2013. $316.4 million restricted cash and $345.8 million notes receivable are secured for notes payable as of December 31, 2012, and comparatively $355.4 restricted cash and $451.1 million notes receivable secured as of December 31, 2011, respectively. These notes payable were either repaid or renewed subsequently on the due dates.	971,117	1,105,570
Total short-term notes payable	$ 983,813	$ 1,113,504

Short-term loans

Short-term loans represent amounts due to various banks, other companies and individuals, including related parties, normally due within one year. The principal of the loans are due at maturity but can be renewed at the bank's option. Accrued interest is due either monthly or quarterly.

Short term loans due to banks, related parties and other parties consisted of the following as of:

Due to banks

	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
General Steel (China): Loans from various banks in China, due various dates from February to December 2013. Weighted average interest rate was 7.6% per annum; some are guaranteed by third parties while others are secured by equipment and inventory. These loans were either repaid or renewed subsequently on the due dates.	$ 32,189	$ 43,149
Longmen Joint Venture: Loans from various banks in China, due various dates from January 2013 to December 2013. Weighted average interest rate was 6.8% per annum; some are guaranteed by third parties, restricted cash or notes receivables while others are secured by inventory. These loans were either repaid or renewed subsequently on the due dates.	114,935	209,234
Tianwu: Loans from Industrial and Commercial Bank of China Limited, due date various from June to December 2012. Interest rate was 10% additional to standard bank interest rate, and secured by accounts receivables. These loans were either repaid on the due dates.	-	1,571
Total short-term loans - bank	$ 147,124	$ 253,954

As of December 31, 2012 and 2011, the Company has not met its financial covenant stipulated by certain loan agreements related to the Company's debt to asset ratio. Based on the financial covenant, the Company should keep its debt to asset ratio below 85%, however, as of December 31, 2012 and 2011, the Company's debt to asset ratio was 116.4% and 105.4%, respectively.

Furthermore, the Company is a party to a loan agreement with a cross default clause whereby any breach of loan covenants will automatically result in default of the loan. The outstanding balances of the short term loans affected by the above breach of covenant and cross default as of December 31, 2012 and 2011 were $12.7 million and $12.6 million, respectively. According to the Company's short term loan agreements, the banks have the rights to request for more collateral or additional guarantees if the breach of covenant is not remedied or request early repayment of the loan if the Company does not cure such breach within a certain period of time. As of the date of this report, the Company has not received any notice from the banks to request more collateral, additional guarantees or early repayment of the short term loans due to the breach of covenant.

Due to unrelated parties

	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Longmen Joint Venture: Loans from various unrelated companies and individuals, due various dates from March 2013 to June 2013, and weighted average interest rate was 6.0% per annum. These loans were either repaid or renewed subsequently on the due dates.	$ 25,324	$ 143,102
Longmen Joint Venture: Loans from financing sales.	115,966	97,583
Maoming Hengda: Loans from one unrelated parties and one related party, due on demand, non-interest bearing.	6,033	5,972
Total short-term loans – others	$ 147,323	$ 246,657

The Company had various loans from unrelated companies amounting to $147.3 million and $246.7 million as of December 31, 2012 and 2011, respectively. Of the $147.3 million, $6.0 million loans carry no interest, $116.0 million of financing sales are subject to interest rates ranging between 0.3% and 2.4%, and the remaining $25.3 million are subject to interest rates of 5.04%. All short term loans from unrelated companies are payable on demand and unsecured.

As part of its working capital management, Longmen Joint Venture has entered into a number of sale and purchase back contracts with third party companies and Yuxin and Yuteng. According to these contracts, Longmen Joint Venture sells rebar to the third party companies at a certain price, and within the same month, Yuxin and Yuteng will purchase back the rebar from the third party companies at a price of 0.3% to 2.4% higher than the original selling price from Longmen Joint Venture. Based on the contract terms, Longmen Joint Venture is paid in advance for the rebar sold to the third party companies and Yuxin and Yuteng are given a credit period of several months to one year from the third party companies. There is no physical movement of the inventory during the sale and purchase back arrangement. The margin of 0.3% to 2.4% is determined by reference to the bank loan interest rates at the time when the contracts are entered into, plus an estimated premium based on the financing sale amount, which represents the interest charged by the third party companies for financing Longmen Joint Venture through the above sale and purchase back arrangement. The revenue and cost of goods sold arising from the above transactions are eliminated and the incremental amounts paid by Yuxin and Yuteng to purchase back the goods are treated as financing costs in the consolidated financial statements.

Total financing sales for the years ended December 31, 2012 and 2011 amounted to $1.0 billion and $1.0 billion, respectively, which are eliminated in the Company's consolidated financial statements. The financial cost related to financing sales for the years ended December 31, 2012 and 2011, accounted to $9.2 million and $10.7 million, respectively.

Short term loans due to related parties

	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Longmen Joint Venture: Loans from Tianjin Hengying Trading Co., Ltd, due in April 2012, and interest rate was 5.2% per annum. This loan was repaid subsequently on the due date.	$ -	$ 15,710
Baotou Steel: Loans from Tianjin Hengying Trading Co., Ltd, due on demand, and interest rates is 10% per annum.	4,133	-
General Steel China:Loans from Tianjin Hengying Trading Co., Ltd., due on demand, and interest rates is 10% per annum.	15,416	-
General Steel China:Loans from Tianjin Dazhan Industry Co, Ltd., due on demand, and interest rates is 10% per annum.	21,397	-
General Steel China:Loans from Beijing Shenhua Xinyuan Metal Materials Co., Ltd., due on demand, and interest rates is 10% per annum.	1,359	-
General Steel China:Loans from Yangpu Capital Automobile, due on demand, and interest rates is 10% per annum.	1,413	-
Longmen Joint Venture: Loans from financing sales.	35,839	-
Total short-term loans - related parties	$ 79,557	$ 15,710

Long-term loans due to related party

	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Longmen Joint Venture: Loans from Shaanxi Steel Group, due various dates from July 2013 to November 2015 and interest rates are 5.6% - 5.9% per annum	$ 92,973	$ 92,035
Current maturities of long-term loans – related party	54,885	-
Long-term loans - related party	$ 38,088	$ 92,035

As of December 31, 2012, the total assets used by the Company as collateral were $60.4 million for the aforementioned debts.

Total interest expense, net of capitalized interest, amounted to $86.2 million and $80.7 million for the years ended December 31, 2012 and 2011, respectively.

Capitalized interest amounted to $0.7 million and $3.0 million for the years ended December 31, 2012 and 2011, respectively.

Note 10 – Customer deposits

As of December 31, 2012 and 2011, customer deposits amounted to $147.9 million and $158.8 million, respectively, including deposits received from relate parties, which amounted to $22.0 million and $68.3 million, respectively.

Note 11 – Deposits due to sales representatives

Longmen Joint Venture entered into agreements with various entities to act as the Company's exclusive sales agent in a specified geographic area. These exclusive sales agents must meet certain criteria and are required to deposit a certain amount of money with the Company. In return the sales agents receive exclusive sales rights in a specified area and at discounted prices on products they order. These deposits bear no interest and are required to be returned to the sales agent once the agreement is terminated. The agreement is normally entered/or renewed on an annual basis. Termination of the agreement can be mutually agreed to by both parties at any time. The Company had $35.1 million and $23.8 million in deposits due to sales representatives, including deposits due to related parties, as of December 31, 2012 and 2011, respectively.

Note 12 – Convertible notes and derivative liabilities

The Company has 3,900,871 warrants outstanding in connection with the $40 million convertible notes issued in 2007, which expire on May 13, 2013 and 2,777,778 warrants outstanding in connection with a registered direct offering in 2009, which expired on June 24, 2012. The aforementioned warrants met the definition of a derivative instrument in the accounting standards and are recorded at their fair value on each reporting date. The change in the value of the derivative liabilities is charged against or credited to income each period.

The fair value of the warrants as of December 31, 2012 was calculated using the Cox Rubenstein Binomial model based on the following variables:

	2007 Warrants
Expected volatility	86%
Expected dividend yield	0%
Risk-free interest rate	0.08%
Expected lives	0.36 years
Market price	$ 0.99
Strike price	$ 5.00

The fair value of the warrants as of December 31, 2011 was calculated using the Cox Rubenstein Binomial model based on the following variables:

	2007 Warrants	2009 Warrants
Expected volatility	55%	50%
Expected dividend yield	0%	0%
Risk-free interest rate	0.17%	0.24%
Expected lives	1.37 years	0.48 years
Market price	$ 0.99	$ 0.99
Strike price	$ 5.00	$ 5.00

As of December 31, 2012 and 2011, derivative liabilities, which were included in other payables and accrued liabilities in the consolidated balance sheets, amounted to $1.0 thousand and $10.2 thousand, respectively.

The Company has the following warrants outstanding:

Outstanding as of December 31, 2011	6,678,649
Granted	-
Forfeited / expired	(2,777,778)
Exercised	-
Outstanding as of December 31, 2012	3,900,871

	Exercise Price	Quantity	Remaining Contractual Life (Years)
Outstanding and exercisable warrants issued in 2007	$ 5.00	3,900,871	0.36

Note 13 - Supplemental disclosure of cash flow information

Interest paid, net of capitalized, amounted to $22.7 million and $22.5 million for the years ended December 31, 2012 and 2011, respectively.

The Company paid income tax amounted to $0.6 million and $0.8 million for the years ended December 31, 2012 and 2011, respectively.

During the year ended December 31, 2012, one of the Company's unconsolidated entities declared dividend and the Company was entitled for the dividend amounted to $0.1 million, which was not yet collected.

During the year ended December 31, 2012, the Company sold its 22.76% equity interest of Tongxing at the carrying value of $8.0 million to two individuals who are representatives from Long Steel Group, a related party. In connection with this transaction, the Company received a land use rights from Tongxing at carrying value for $3.6 million and settled with a payable in cash of $0.3 million that the Company has not been paid. In addition, the Company determined that dividend receivables of $0.9 million will be transferred to the two individuals and will not be collected from Tongxing after these transactions.

During the year ended December 31, 2012, the Company had receivables of $1.4 million as a result from the disposal of equipment that has not been collected.

During the year ended December 31, 2012, the Company converted $0.4 million of equipment into inventory productions.

During the year ended December 31, 2012, the Company converted $48.0 million of our accounts payable and other payables from our related parties to short term loans upon the execution of the loan agreements.

During the year ended December 31, 2012, the Company offset $43.6 million advance on inventory purchases to related parties as short-term loan repayments.

The Company capitalized all the fixed assets constructed by Shaanxi Steel for a price of $587.3 million through a 20 year capital lease starting from April 29, 2011 upon the inception of the Unified Management Agreement. See Note 15 – " Capital lease obligations".

During the year ended December 31, 2011, the Company recognized $13.8 million of lease income in related to other receivables – related parties that have not been collected.

During the year ended December 31, 2011, the Company issued 974,571 shares of common stock for repayment of debt of $4.8 million.

On April 30, 2011, a share transfer agreement was signed with the Labor Union Trust of Shaanxi Long Steel Group, transferring Tongxing's 20.7% share of Shaanxi Xinglong ("Xinglong") Theromoelectric Co., Ltd. to the Labor Union Trust of Shaanxi Long Steel Group for $11.3 million on April 30, 2011. This transaction resulted in gain of $1.4 million, which is included in "Income from equity investments" in the consolidated statements of operations and comprehensive loss. As of December 31, 2011, the unpaid amount of $11.4 million was included in the other receivable – related parties.

Note 14 - Deferred lease income

To compensate the Group for costs and economic losses incurred during construction of the new iron and steel making facilities owned by Shaanxi Steel, Shaanxi Steel reimbursed Longmen Joint Venture $11.1 million (RMB 70.1 million) in the fourth quarter of 2010 for the value of assets dismantled and rent under a 40-year property sub-lease that was entered into by the parties in June 2009 (the "Longmen Sub-lease"), and $29.1 million (RMB 183.1 million) for the reduced production efficiency caused by the construction. In addition, in 2010 and 2011, Shaanxi Steel reimbursed Longmen Joint Venture $14.2 million (RMB 89.5 million) and $14.2 million (RMB 89.3 million), respectively, for trial production costs related to the new equipment.

During the period from June 2010 to March 2011, as construction progressed and certain of the assets came online, Longmen Joint Venture used the assets free of charge to produce saleable units of steel products during this period. As such, the cost of using these assets and therefore the fair value of the free rent received was imputed with reference to what the depreciation charge would have been on these assets had they been owned or under capital lease to Longmen Joint Venture during the free use period. This cost of $7.0 million (RMB 43.9 million) each year were deferred and will be recognized over the term of the land sub-lease similar to the other charges and credits related to the construction of these assets.

The deferred lease income is amortized to income over the remaining term of the 40-year land sub-lease. For the years ended December 31, 2012 and 2011, the Company recognized $2.1 million and $2.0 million, respectively. As of December 31, 2012 and 2011, the balance of deferred lease income amounted to $77.2 million and $78.5 million, respectively, of which $2.1 million and $2.1 million represents balance to be amortized within one year.

	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Beginning balance	$ 78,524	$ 57,591
Add: Reimbursement for trial production cost	-	14,042
Add: Deferred depreciation cost during free use period	-	6,904
Less: Lease income realized	(2,119)	(2,008)
Exchange rate effect	794	1,995
Ending balance	77,199	78,524
Current portion	(2,120)	(2,099)
Noncurrent portion	$ 75,079	$ 76,425

Note 15 - Capital lease obligations

On April 29, 2011, the Company's subsidiary, Longmen Joint Venture entered into a Unified Management Agreement with Shaanxi Steel and Shaanxi Coal under which Longmen Joint Venture uses new iron and steel making facilities including one sintering machine, two converters, two blast furnaces and other auxiliary systems constructed by Shaanxi Steel. As the 20-year term of the agreement exceeds 75% of the assets' useful lives, this arrangement is accounted for as a capital lease. The ongoing lease payments are comprised of two elements: (1) a monthly payment based on Shaanxi Steel's cost to construct the assets of $2.3 million (RMB14.6 million) to be paid over the term of the Unified Management Agreement of 20 years and (2) 40% of any remaining pre-tax profits from the Asset Pool which includes Longmen Joint Venture and the newly constructed iron and steel making facilities. In October 2012, Shaanxi Steel agreed that it will not demand capital lease payment from Longmen Joint Venture until October 2014. The profit sharing component does not meet the definition of contingent rent because it is based on future revenue and is therefore considered part of the financing for the capital leased assets which is related to the Unified Management Agreement. For purposes of determining the value of the leased asset and obligation at the inception of the lease, the lease liability is then reduced by the value of the profit sharing component, which is recognized as a separate financial liability carried at fair value. See Note 16 – "Profit sharing liability".

Presented below is a schedule of estimated minimum lease payments on the capital lease obligation as well as payments for the profit sharing liability for the next five years as of December 31, 2012:

Year ending	Capital Lease Obligation Minimum Lease Payments (in thousands)	Capital Lease Obligation Profit (Loss) Sharing (in thousands)	Total (in thousands)
December 31, 2013	$ -	$ -	$ -
December 31, 2014	102,294	-	102,294
December 31, 2015	27,898	-	27,898
December 31, 2016	27,898	-	27,898
December 31, 2017	27,898	-	27,898
Thereafter	371,979	862,856	1,234,835
Total minimum lease payments	557,967	862,856	1,420,823
Less: amounts representing interest	(227,868)	(534,029)	(761,897)
Ending balance	$ 330,099	$ 328,827	$ 658,926

Longmen Joint Venture does not expect to make payments on the profit sharing payment until year 2021 when Longmen Joint Venture will start to generating accumulated profit after recovering from the previous years' losses.

Interest expense for the years ended December 31, 2012 and 2011 on the minimum lease payments were $20.6 million and $27.7 million, respectively.

Interest expense for the years ended December 31, 2012 and 2011 on the profit sharing liability were $22.5 million and $18.4 million, respectively.

Note 16 – Profit sharing liability

The profit sharing liability is recognized initially at its estimated fair value at the lease commencement date and included in the initial measurement and recognition of the capital lease in addition to the fixed payment component of the minimum lease payments. Subsequently, this financial instrument is accounted for separately from the lease accounting (Note 15 - "Capital lease obligations"). The initial fair value of the expected payments under the profit sharing component of the Unified Management Agreement is amortized over the term of the agreement using the effective interest method. The value of the profit sharing liability will be reassessed each reporting period with any change in fair value accounted for on a prospective basis. Refer to Note 1(h) – "Financial instruments" for details.

Based on the performance of the Asset Pool, no profit sharing payment was made for the years ended December 31, 2012. Payments to Shaanxi Steel for the profit sharing are made based on net cumulative profits.

Note 17 – Other income (expense)

Gain on debt settlement

On June 16, 2011, the Company and Maoming Hengda entered into a Debt Repayment Agreement with Guangzhou Hengda Industrial Group Ltd. ("Guangzhou Hengda"), an unrelated party, and its sole shareholder Ms Ding Yumei whereby the Company issued 974,571 shares of its common stock (the "Shares") to Ms Ding Yumei, the designee and sole shareholder of Guangzhou Hengda, to partially repay the outstanding balance due to Guangzhou Hengda by $4.8 million. The Company recorded paid-in-capital based on the market price of its common stock on the date of debt settlement at $1.48 per share, totaling $1.4 million and a gain from debt settlement totaling $3.4 million for the year ended December 31, 2011, respectively, which was the difference between the amount of debt extinguished and the fair value of the Shares issued in the settlement.

Government grant

On June 14, 2012 and December 31, 2012, the Company received government grants totaling $2.3 million (RMB 14.2 million) from the local government as economic development incentive for building material manufacturers, such as steel rebar and cement.

Realized income from future contracts

In May 2011, the Company entered a forward contract with one unrelated party to minimize the economic impact of price fluctuations of steel rebar. The contract was not material and only represent less than 1% of the Company's anticipated rebar sales in 2011. The Company has not designated the derivative as a hedging instrument, and, as such, includes the realized gain or loss in other income (expense). For the year ended December 31, 2011, the Company realized $0.4 million gain on these contracts. There was no cash deposit held in the brokerage account and no trading financial assets and no open contracts held as of December 31, 2011. There are no required minimum investment amount and no specific contract period requirement on this future brokerage contract. The contract amount may be withdrawn at any time.

Lease income

The deferred lease income from the reimbursement from Shaanxi Steel for the net book value of the fixed assets that were demolished and for the inefficiency costs caused by the construction and loss incurred in the beginning stages of the system production is amortized to income over the remaining sub-lease term. For the years ended December 31, 2012 and 2011, the Company recognized lease income of $2.1 million and $2.0 million, respectively.

Note 18 – Taxes

Income tax

Significant components of the provision for income taxes on earnings and deferred taxes on net operating losses from operations for the years ended December 31, 2012 and 2011 are as follows:

(In thousands)	For the years ended December 31, 2012	For the years ended December 31, 2011
Current	$ 627	$ 175
Deferred	169	15,419
Total provision (benefit) for income taxes	$ 796	$ 15,594

Under the Income Tax Laws of the PRC, General Steel (China), Baotou Steel Pipe Joint Venture (located in Inner Mongolia province), Maoming Hengda (located in Guangdong province) and Tianwu Joint Venture (located in Tianjin Port Free Trade Zone) are subject to income tax at a rate of 25%.

Longmen Joint Venture is located in the Mid-West region of China and as such, qualifies for the "Go-West" tax rate of 15% promulgated by the government. In 2010, the Chinese government announced that the "Go-West" tax initiative would be extended for 10 years, and thus, the preferential tax rate of 15% will be in effect until 2020. This special tax treatment for Longmen Joint Venture will be evaluated on a year-to-year basis by the local tax bureau.

The following table reconciles the U.S. statutory rates to the Company's effective tax rate for the years ended December 31, 2012 and 2011 are as follows:

	December 31,2012	December 31,2011
U.S. Statutory rates	34.0%	34.0%
Foreign income not recognized in the U.S.	(34.0)%	(34.0)%
China income tax rate	25.0%	25.0%
Effect of tax rate differential of subsidiaries/VIE	(8.3)%	(9.7)%
Effect of change in deferred tax assets valuation allowance	(10.9)%	(17.5)%
Effect of permanent differences	(6.1)%	(3.6)%
Total provision for income taxes**	(0.3)%	(5.8)%

**The negative effective tax rates for the years ended December 31, 2012 and 2011 were mainly due to a consolidated loss before income tax while we provided 100% valuation allowance for the deferred tax assets at subsidiaries with losses and incurred income tax expenses in our profitable subsidiaries.

Deferred taxes assets – China

According to Chinese tax regulations, net operating losses can be carried forward to offset operating income for the next five years. The Group's losses carried forward of $345.7 million will begin to expire in 2014. Originally, management believed the deferred tax asset is fully realizable. After the filing of the 2010 Form 10-K/A, management reevaluated the Company's future operating forecast based on the current steel market condition. The Chinese government recently announced several policies to curb the real estate price increases across the country which led to a slowdown in demand for construction steel products. Additionally due to the continued global economic slowdown and the overcapacity issues in China's steel market, management expected there would be a sustained increase in margin pressure in the next five years until all the existing but outdated steel capacity across the whole industry are eliminated. Management took into consideration this potential negative impact on average selling price and gross margin of its products, re-performed an operating forecast for the next five years and concluded that the beginning-of-the-year balance of deferred tax assets mainly relating to the net operating loss carry forward may not be fully realizable due to the reduction in the projection of income to be available in the next 5 years. Management therefore decided to provide 100% valuation allowance for the deferred tax assets. The valuation allowance as of December 31, 2012 and 2011 was $72.9 million and $47.7 million, respectively. Management will review this valuation allowance periodically and make adjustments as warranted. Temporary differences, representing tax and book differences in various items, such as receivable allowances, inventory allowances, impairments on fixed assets and deferred lease income, have been reclassified from the net operating losses carried forward for the year ended December 31, 2011 to conform with the 2012 presentation.

The movement of the deferred income tax assets arising from carried forward losses is as follows:

	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Beginning balance	$ 167(A)	$ 15,301(A)
(Tax assets realized) net operating losses carried forward for subsidiaries subject to a 25% tax rate	2,484	912
Effective tax rate	25%	25%
Addition in deferred tax asset	621(B)	228(B)
Net operating losses carried forward for Longmen Joint Venture and subsidiaries subject to a 15% tax rate	95,453	143,180
Effective tax rate	15%	15%
Addition in deferred tax asset	14,318(C)	21,477(C)
Temporary difference carried forward for subsidiaries subject to a 25% tax rate	22,427	6,112
Effective tax rate	25%	25%
Addition (deduction) in deferred tax asset	5,607(D)	1,528(D)
Temporary difference carried forward for subsidiaries subject to a 15% tax rate	29,836	58,611
Effective tax rate	15%	15%
Addition (deduction) in deferred tax asset	4,475(E)	8,792(E)
(Addition) reversal in valuation allowance	(25,180)(F)	(46,914)(F)
Deconsolidation of Tongxing	(216)(G)	-(G)
Exchange difference	208(H)	(245)(H)
Total (A+B+C+D+E+F+G+H)	$ -	$ 167

Movement of valuation allowance:

	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Beginning balance	$ 47,703	$ -
Current period addition	25,180	46,914
Current period reversal	-	-
Deconsolidation of Tongxing	(216)	-
Exchange difference	224	789
Ending balance	$ 72,891	$ 47,703

Deferred taxes assets – U.S.

General Steel Holdings, Inc. was incorporated in the United States and has incurred net operating losses for income tax purposes for the year ended December 31, 2012. The net operating loss carry forwards for United States income taxes amounted to $1.4 million, which may be available to reduce future years' taxable income. These carry forwards will expire, if not utilized, through 2031. Management believes that the realization of the benefits from these losses appears uncertain due to the Company's limited operating history and continuing losses for United States income tax purposes. Accordingly, the Company has provided a 100% valuation allowance on the deferred tax asset benefit to reduce the asset to zero. The valuation allowances as of December 31, 2012 and 2011were $0.5 million and $0.6 million, respectively. The net change in the valuation allowance for the years ended December 31, 2012 and 2011 was $0.1 million and $0.2 million. Management will review this valuation allowance periodically and make adjustments as warranted.

The Company has cumulative proportionate retained earnings from profitable subsidiaries of approximately $83.5 thousand and $0.7 million as of December 31, 2012 and 2011, respectively. Accordingly, no provision has been made for U.S. deferred taxes related to future repatriation of these earnings, nor is it practicable to estimate the amount of income taxes that would have to be provided if we concluded that such earnings will be remitted in the future.

Value added tax

Enterprises or individuals who sell commodities, engage in repair and maintenance or import and export goods in the PRC are subject to a value added tax in accordance with PRC laws. The value added tax ("VAT") standard rates are 13% to 17% of the gross sales price. A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of the Company's finished products can be used to offset the VAT due on sales of the finished product. As of December 31, 2012 and 2011, the Company had $4.2 million and $5.8 million, respectively, in value added tax credit which are available to offset future VAT payables.

Sales and purchases are recorded net of VAT collected and paid as the Company acts as an agent for the government for VAT collection. VAT on sales and VAT on purchases amounted to $812.4 million and $985.9 million, respectively, for the year ended December 31, 2012, $771.4 million and $519.0 million, respectively, for the year ended December 31, 2011.

Taxes payable consisted of the following:

	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
VAT taxes payable	$ 13,579	$ 4,856
Income taxes payable	68	96
Misc. taxes	3,027	6,422
Totals	$ 16,674	$ 11,374

Note 19 – Loss per share

The computation of loss per share is as follows:

(in thousands, except per share data)

	For the year ended December 31, 2012	For the year ended December 31, 2011
Loss attributable to holders of common stock	$ (152,697)	$ (177,187)
Basic and diluted weighted average number of common shares outstanding	54,867	54,750
Loss per share		
Basic and diluted	$ (2.78)	$ (3.24)

The Company had warrants exercisable for 3,900,871 and 6,678,649 shares of the Company's common stock at December 31, 2012 and 2011, respectively. For the years ended December 31, 2012 and 2011, all outstanding warrants were excluded from the diluted earnings per share calculation since they are anti-dilutive.

Other than the aforementioned potentially dilutive securities, there were no other potentially dilutive securities outstanding for the years ended December 31, 2012 and 2011.

Note 20 – Related party transactions and balances

Related party transactions

a. Capital lease

As disclosed in Notes 15 – "Capital lease obligations", Longmen Joint Venture entered into a capital lease arrangement on April 29, 2011, with Shaanxi Coal and Shaanxi Steel, which are related parties of the Group. The following is an analysis of the leased assets under the capital lease:

	Balance at December 31, 2012 (in thousands)
Machinery	$ 587,334
Less: accumulated depreciation	(46,497)
Carrying value of leased assets	$ 540,837

b. On January 1, 2010, General Steel (China), entered into a lease agreement with Tianjin Daqiuzhuang Steel Plates Co., Ltd. (the "Lessee"), whereby General Steel (China) leases its facility located at No. 1, Tonga Street, Daqiuzhuang Town, Jinghai County, Tianjin City to the Lessee (the "Lease Agreement"). The Lease Agreement provides approximately 776,078 square feet of workshops, land, equipment and other facilities amounting to $34.2 million (RMB 215.8 million) to the Lessee and allows the Company to reduce overhead costs while providing a recurring monthly income stream resulting from payments due under the lease. The term of the Lease Agreement was from January 1, 2010 to December 31, 2011 and the monthly base rental rate due to General Steel (China) was approximately $0.2 million (RMB 1.7 million). On July 28, 2011, General Steel (China) (lessor) signed a supplemental agreement with the lessee to extend the lease for an additional five years to December 31, 2016. However, due to current steel market conditions, the lessee informed the Company that they did not intend to extend the lease at June 30, 2012 and had terminated the supplemental agreement early. There is no penalty for early termination.

For the years ended December 31, 2012 and 2011, General Steel (China) realized rental income $1.6 million and $3.1 million, respectively, which has been included in "other non-operating income (expense), net" in the consolidated statements of operations and comprehensive loss.

c. The following chart summarized sales to related parties for the years ended December 31, 2012 and 2011.

Name of related parties	Relationship	For the year ended December 31, 2012 (in thousands)	For the year ended December 31, 2011 (in thousands)
Long Steel Group	Noncontrolling shareholder of Longmen Joint Venture	$ 438,951	$ 337,359
Tianjin Hengying Trading Co., Ltd	Partially owned by CEO* through indirect shareholding	5,953	94,984
Tianjin Dazhan Industry Co, Ltd	Partially owned by CEO through indirect shareholding	-	76,130
Sichuan Yutai Trading Co., Ltd	Significant influence by Long Steel Group**	147,968	187,689
Shaanxi Yuchang Trading Co., Ltd	Significant influence by Long Steel Group	92,724	160,422
Shaanxi Haiyan Trade Co.,Ltd	Significant influence by Long Steel Group	46,998	58,299
Shaanxi Shenganda Trading Co., Ltd	Significant influence by Long Steel Group	53,866	37,432
Tianjin General Qiugang Pipe Co., Ltd	Partially owned by CEO through indirect shareholding	-	20,014
Shaanxi Steel	Majority shareholder of Long Steel Group	3,332	19,735
Shaanxi Coal and Chemical Industry Group Co., Ltd.	Shareholder of Shaanxi Steel	24,515	-
Shaanxi Long Steel Group Baoji Steel Rolling Co., Ltd	Subsidiary of Long Steel Group	35,542	69,872
Shaanxi Junlong Rolling Co., Ltd	Investee of Long Steel Group	47,110	48,991
Others	Entities either owned or have significant influence by our affiliates or management	243	842
Total		$ 897,202	$ 1,111,769

*The CEO is referred to herein as the chief executive officer of General Steel Holdings, Inc.

**Long Steel Group has the ability to significantly influence the operating and financial decisions of the entity through equity ownership either directly or through key employees, commercial contractual terms, or the ability to assign management personnel.

d. The following charts summarize purchases from related parties for the years ended December 31, 2012 and 2011.

Name of related parties	Relationship	For the year ended December 31, 2012 (in thousands)	For the year ended December 31, 2011 (in thousands)
Long Steel Group	Noncontrolling shareholder of Longmen Joint Venture	$ 483,058	$ 913,850
Tianjin Hengying Trading Co., Ltd.	Partially owned by CEO through indirect shareholding	43,160	-
Tianjin General Qiugang Pipe Co., Ltd.	Partially owned by CEO through indirect shareholding	6,933	-
Hancheng Jinma Coking Co., Ltd	Investee of Longmen Joint Venture's subsidiary (unconsolidated)	-	4,772
Hancheng Haiyan Coking Co., Ltd	Noncontrolling shareholder of Long Steel Group	255,800	391,065
Xi'an Pinghe Metallurgical Raw Material Co., Ltd	Noncontrolling shareholder of Long Steel Group	88,094	37,890
Shaanxi Long Steel Group Baoji Steel Rolling Co., Ltd	Subsidiary of Long Steel Group	6,379	19,076
Shaanxi Junlong Rolling Co., Ltd	Investee of Long Steel Group	7,334	19,110
Shaanxi Huafu New Energy Co., Ltd	Significant influence by the Long Steel Group	32,693	34,810
Beijing Daishang Trading Co., Ltd.	Noncontrolling shareholder of Longmen Joint Venture's subsidiary	5,400	6,509
Others	Entities either owned or have significant influence by our affiliates or management	154	1,471
Total		$ 929,005	$ 1,428,553

Related party balances

a. Loans receivable – related parties:

Name of related parties	Relationship	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Long Steel Group	Noncontrolling shareholder of Longmen Joint Venture	$ 63,319	$ -
Teamlink Investment Co., Ltd	Partially owned by CEO through indirect shareholding	6,000	-
Total		$ 69,319	$ -

See Note 3 – loans receivable – related parties for loan details.

b. Accounts receivables – related parties:

Name of related parties	Relationship	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Long Steel Group	Noncontrolling shareholder of Longmen Joint Venture	$ 10,409	$ 9,187
Shaanxi Long Steel Group Baoji Steel Rolling Co., Ltd	Subsidiary of Long Steel Group	2,017	3,141
Hancheng Haiyan Coking Co., Ltd	Noncontrolling shareholder of Long Steel Group	-	303
Tianjin Daqiuzhuang Steel Plates	Partially owned by CEO through indirect shareholding	18	755
Shaanxi Steel	Majority shareholder of Long Steel Group	2,435	7,207
Others		87	-
Total		$ 14,966	$ 20,593

c. Other receivables – related parties:

Other receivables - related parties are those nontrade receivables arising from transactions between the Company and its related parties, such as advances or payments on behalf of these related parties.

Name of related parties	Relationship	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Long Steel Group	Noncontrolling shareholder of Longmen Joint Venture	$ 301	$ 15,244
Shaanxi Steel	Majority shareholder of Long Steel Group	65,981	66,869
Maoming Shengze Trading Co., Ltd	Partially owned by CEO through indirect shareholding	-	937
Shaanxi Huafu New Energy Co., Ltd	Significant influence by Long Steel Group	-	2,441
Tianjin General Quigang Pipe Co., Ltd	Partially owned by CEO through indirect shareholding	1,195	-
Tianjin Dazhan Industry Co, Ltd	Partially owned by CEO through indirect shareholding	476	-
Teamlink Investment Co., Ltd.	Owned by CEO through indirect shareholding	-	2,000
Others	Entities either owned or have significant influence by our affiliates or management	429	188
Total		$ 68,382	$ 87,679

d. Advances on inventory purchase – related parties:

Name of related parties	Relationship	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Long Steel Group	Noncontrolling shareholder of Longmen Joint Venture	$ 1,367	$ 1,028
Tianjin General Qiugang Pipe Co., Ltd	Partially owned by CEO through indirect shareholding	41,316	15,678
Maoming Shengze Trading Co., Ltd	Partially owned by CEO through indirect shareholding	3,733	3,538
Total		$ 46,416	$ 20,244

e. Accounts payable - related parties:

Name of related parties	Relationship	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Hancheng Haiyan Coking Co., Ltd	Noncontrolling shareholder of Longmen Joint Venture	$ 58,661	$ 46,487
Long Steel Group	Noncontrolling shareholder of Longmen Joint Venture	91,511	11,231
Shaanxi Coal and Chemical Industry Group Co., Ltd	Shareholder of Shaanxi Steel	5,652	-
Tianjin Dazhan Industry Co., Ltd	Partially owned by CEO through indirect shareholding	3	25,511
Xi'an Pinghe Metallurgical Raw Material Co., Ltd	Noncontrolling shareholder of Long Steel Group	5,278	12,800
Tianjin Hengying Trading Co., Ltd	Partially owned by CEO through indirect shareholding	13,919	14,856
Henan Xinmi Kanghua Fire Refractory Co., Ltd	Noncontrolling shareholder of Longmen Joint Venture's subsidiary	1,146	1,185
Beijing Daishang Trading Co., Ltd	Noncontrolling shareholder of Longmen Joint Venture's subsidiary	875	1,600
Tianjin General Qiugang Pipe Co., Ltd	Partially owned by CEO through indirect shareholding	52	8,034
Others	Entities either owned or have significant influence by our affiliates or management	335	124
Total		$ 177,432	$ 121,828

f. Short-term loans - related parties:

Name of related parties	Relationship	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Shaanxi Steel	Majority shareholder of Long Steel Group	$ 35,839	$ -
Tianjin Hengying Trading Co., Ltd	Partially owned by CEO through indirect shareholding	19,549	15,710
Tianjin Dazhan Industry Co., Ltd	Partially owned by CEO through indirect shareholding	21,397	-
Beijing Shenhua Xinyuan Metal Materials Co., Ltd	Partially owned by CEO through indirect shareholding	1,359	-
Yangpu Capital Automobile	artially owned by CEO through indirect shareholding	1,413	-
Total		$ 79,557	$ 15,710

See Note 9 – Debt for the loan details.

g. Current maturities of long-term loans – related party

Name of related party	Relationship	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Shaanxi Steel	Majority shareholder of Long Steel Group	$ 54,885	$ -
Total		$ 54,885	$ -

h. Other payables – related parties:

Other payables – related parties are those nontrade payables arising from transactions between the Company and its related parties, such as advances or payments from these related parties on behalf of the Group.

Name of related parties	Relationship	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Tianjin Hengying Trading Co, Ltd	Partially owned by CEO through indirect shareholding	$ 2,770	$ 1,040
Long Steel Group	Noncontrolling shareholder of Longmen Joint Venture	60,180	20,001
Wendlar Investment & Management Group Co., Ltd	Common control under CEO	836	241
Yangpu Capital Automobile	Partially owned by CEO through indirect shareholding	141	1,398
Tianjin Daqiuzhuang Steel Plates Co., Ltd.	Partially owned by CEO through indirect shareholding	-	5,771
Xi'an Pinghe Metallurgical Raw Material Co., Ltd	Noncontrolling shareholder of Long Steel Group	4,761	-
Tianjin Dazhan Industry Co., Ltd	Partially owned by CEO through indirect shareholding	3,695	-
Others	Entities either owned or have significant influence by our affiliates or management	642	422
Total		$ 73,025	$ 28,873

i. Customer deposits – related parties:

Name of related parties	Relationship	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Shaanxi Yuchang Trading Co., Ltd	Significant influence by Long Steel Group	$ 4,869	$ 24,256
Sichuan Yutai Trading Co., Ltd	Significant influence by Long Steel Group	2,163	5,972
Tianjin Hengying Trading Co, Ltd	Partially owned by CEO through indirect shareholding	90	1,506
Tianjin General Qiugang Pipe Co., Ltd	Partially owned by CEO through indirect shareholding	-	9,102
Long Steel Group	Noncontrolling shareholder of Longmen Joint Venture	8,864	4,755

Beijing Shenhua Xinyuan Metal Materials Co., Ltd	Partially owned by CEO through indirect shareholding	-	1,345
Shaanxi Haiyan Trade Co.,Ltd	Significant influence by Long Steel Group	-	6,822
Shaanxi Junlong Rolling Co., Ltd	Investee of Long Steel Group	5,615	1,540
Tianjin Dazhan Industry Co., Ltd	Partially owned by CEO through indirect shareholding	-	11,178
Shaanxi Shenganda Trading Co., Ltd	Significant influence by Long Steel Group	353	1,750
Others	Entities either owned or have significant influence by our affiliates or management	44	51
Total		$ 21,998	$ 68,277

j. Deposits due to sales representatives – related parties

Name of related parties	Relationship	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Hancheng Haiyan Coking Co., Ltd	Noncontrolling shareholder of Long Steel Group	$ 619	$ 471
Shaanxi Junlong Rolling Co., Ltd	Investee of Long Steel Group	619	472
Total		$ 1,238	$ 943

k. Long-term loans – related party:

Name of related party	Relationship	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Shaanxi Steel	Majority shareholder of Long Steel Group	$ 38,088	$ 92,035
Total		$ 38,088	$ 92,035

The Company also provided guarantee on related parties' bank loans amounting to $118.0 million and $56.6 million as of December 31, 2012 and 2011, respectively.

l. Long-term other payable – related party:

Long-term other payable – related party is a nontrade payable arising from a transaction between the Company and its related party, Shaanxi Steel, in which the Company received an advance from Shaanxi Steel to make payment to a third party for a construction project.

Name of related party	Relationship	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Shaanxi Steel	Majority shareholder of Long Steel Group	$ 43,008	$ -
Total		$ 43,008	$ -

m. Deferred lease income

	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Beginning balance	$ 78,524	$ 57,591
Add: Reimbursement for trial production costs	-	14,042
Add: Deferred depreciation cost during free use period	-	6,904
Less: Lease income realized	(2,119)	(2,008)
Exchange rate effect	794	1,995
Ending balance	77,199	78,524
Current portion	(2,120)	(2,099)
Noncurrent portion	$ 75,079	$ 76,425

For the years ended December 31, 2012 and 2011, the Company realized lease income from Shaanxi Steel, a related party amounted $2.1 million and $2.0 million, respectively.

Note 21 - Equity

Preferred Stock

On May 18, 2007, the Company entered into a Purchase Agreement with Victory New Holdings Limited ("Victory New"), a British Virgin Islands registered company under the control of the Company's Chairman, CEO and majority shareholder, Zuosheng Yu (aka Henry Yu), to acquire Victory New's 30% interest in General Steel (China). The Company agreed to issue to Victory New an aggregate of 3,092,899 shares of its Series A Preferred Stock with a fair value of $8,374,000, and these shares of Series A Preferred Stock carry a voting power of 30% of the combined voting power of the Company's common and preferred stock while outstanding. The holders of preferred stock are entitled to receive noncumulative dividends, when and if declared by the board of directors. Dividends are not mandatory and shall not accrue. Preferred shares are non-redeemable.

2011 Equity Transactions

On March 31, 2011, the Company granted senior management and directors 240,734 shares of common stock at $2.40 per share, as compensation under the Company's 2008 Equity Incentive Plan. The shares were valued at the quoted market price on the grant date. The Company recorded compensation expense of $0.6 million.

On June 1, 2011, the Company announced an increase of additional 1,000,000 shares of common stock may be purchased under the Share Repurchase Program launched in December 2010, bringing the total authorized shares of its common stock available for purchase to 2,000,000. During the year ended December 31, 2011, the Company has repurchased 774,218 shares with $1.9 million pursuant to the Share Repurchase Program. The Company had a total of 1,090,978 shares of treasury stock as of December 31, 2011.

On June 16, 2011, the Company and Maoming Hengda entered into a Debt Repayment Agreement with Guangzhou Hengda and its sole shareholder Ms Ding Yumei whereby the Company issued 974,571 shares of its common stock to Ms Ding Yumei, the designee and sole shareholder of Guangzhou Hengda, to repay loan balance of $4.8 million due to Guangzhou Hengda.

On June 28, 2011, the Company granted senior management and directors 191,150 shares of common stock at $1.44 per share, as compensation under the Company's 2008 Equity Incentive Plan. The shares were valued at the quoted market price on the grant date. The Company recorded compensation expense of $0.3 million.

On September 26, 2011, the Company granted senior management and directors 189,650 shares of common stock at $1.18 per share, as compensation under the Company's 2008 Equity Incentive Plan. The shares were valued at the quoted market price on the grant date. The Company recorded compensation expense of $0.2 million.

On December 28, 2011, the Company granted senior management and directors 166,150 shares of common stock at $1.04 per share, as compensation under the Company's 2008 Equity Incentive Plan. The shares were valued at the quoted market price on the grant date. The Company recorded compensation expense of $0.2 million.

2012 Equity Transactions

On March 1, 2012, Longmen Joint Venture sold its 22.76% equity interest of Tongxing to two individuals, who are the representatives from Long Steel Group. As of March 1, 2012, Tongxing had a carrying value of net assets of $40.5 million which were included in the consolidated net assets of the Company and a noncontrolling interest in Tongxing of $32.5 million. The Company retained the land use right associated with the Tongxing property adjacent to the Longmen Joint Venture facility, which had a carrying value of $3.6 million immediately prior to the transaction and relinquished its controlling interest in the remaining net assets (primarily operating assets). In connection with the transaction, the Company also settled with a payable in cash of $0.3 million and transferred the dividend receivable of $0.9 million from Tongxing to the two individuals. These arrangements meet the criteria of ASC 810-10-40-6b and 6d, deconsolidation of a Subsidiary with multiple arrangements treated as a single transaction. As the land use rights held in Tongxing have been included as part of the Company's consolidated assets, this transaction was considered as a change in the Company's ownership interest in the land use right similar to a change in a parent company's ownership interest in a subsidiary in accordance with ASC 810-10-45-23 and therefore the carrying value of the land use right was not stepped up to fair value. The net impact of these transactions resulted in a reduction of $3.1 million paid-in capital.

The following is a reconciliation of the Company's noncontrolling interest for the year ended December 31, 2012:

(in thousands)	Noncontrolling interest		
	Total	Tongxing	Others
Balance at December 31, 2011	$ (56,189)	$ 32,934	$ (89,123)
Net income (loss) attributable to noncontrolling interest	(79,241)	341	(79,582)
Addition to special reserve	605	-	605
Usage of special reserve	(566)	-	(566)
Deconsolidation of Tongxing	(35,943)	(33,654)	(2,289)
Foreign currency translation adjustments	(729)	379	(1,108)
Balance at December 31, 2012	$ (172,063)	$ -	$ (172,063)

On March 26, 2012, the Company granted senior management and directors 165,400 shares of common stock at $0.75 per share, as compensation under the Company's 2008 Equity Incentive Plan. The shares were valued at the quoted market price on the grant date. The Company recorded compensation expense of $0.1 million.

On March 27, 2012, we launched another share repurchase program to repurchase up to an aggregate of 2,000,000 shares of our common stock. Together with the previous share repurchase program launched in December 2010 and this newly announced Share Repurchase Program, it brought the total authorized shares of our common stock available for purchase to 4,000,000. During the year ended December 31, 2012, the Company has repurchased 1,381,328 shares with $1.4 million pursuant to the Share Repurchase Program. The Company had a total of 2,472,306 shares of treasury stock as of December 31, 2012.

On June 28, 2012, the Company granted senior management and directors 165,400 shares of common stock at $0.80 per share, as compensation under the Company's 2008 Equity Incentive Plan. The shares were valued at the quoted market price on the grant date. The Company recorded compensation expense of $0.1 million.

On September 27, 2012, the Company granted senior management and directors 167,900 shares of common stock at $1.29 per share, as compensation under the Company's 2008 Equity Incentive Plan. The shares were valued at the quoted market price on the grant date. The Company recorded compensation expense of $0.2 million.

On December 28, 2012, the Company granted senior management and directors 169,150 shares of common stock at $1.00 per share, as compensation under the Company's 2008 Equity Incentive Plan. The shares were valued at the quoted market price on the grant date. The Company recorded compensation expense of $0.2 million.

Note 22 – Retirement plan

Regulations in the PRC require the Company to contribute to a defined contribution retirement plan for all employees. All the employees of the Company's entities in China are entitled to a retirement pension amount calculated based upon their salary at their date of retirement and their length of service in accordance with a government managed pension plan. The PRC government is responsible for the pension liability to the retired staff. The Company's entities in China are required to contribute based on the higher of 20% of the employees' monthly base salary or 12% of the minimum social average salary of the city where the facilities are located. Employees are required to contribute 8% of their base salary to the plan. The minimum social average salary is announced by the local Social Security bureau and updated annually. Total pension expense incurred by the Company was $7.4 million and $7.0 million for the years ended December 31, 2012 and 2011, respectively.

Note 23 – Statutory reserves

The laws and regulations of the People's Republic of China require that before a foreign -invested enterprise distributes profits to its shareholders, it must first satisfy all tax liabilities, provision for losses in previous years, and make allocations, in proportions determined at the discretion of the board of directors, to the statutory reserves. The statutory reserves include the surplus reserve funds and the enterprise fund and these statutory reserves represent restricted retained earnings.

Surplus reserve fund

The Company is required to transfer 10% of its net income, as determined in accordance with the PRC accounting rules and regulations, to a statutory surplus reserve fund until such reserve balance reaches 50% of the Company's registered capital.

The transfer to this reserve must be made before distribution of any dividend to shareholders. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years' losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital. For the years ended December 31, 2012 and 2011, the Company contributed contributions of $0 and $0.1 million to these reserves, respectively.

Special reserve

The Company is required by the PRC government to reserve safety and maintenance expense to the cost of production based on the actual quantity of mineral exploited. The amount of reserves is determined within the unit price range provided by Ministry of Finance of PRC. For the years ended December 31, 2012 and 2011, the Company made contributions of $1.3 million and $0.1 million to these reserves, respectively and used $1.3 million and $nil of safety and maintenance expense, respectively.

Note 24 – Commitment and contingencies

Operating Lease Commitments

Total operating lease commitments for rental of offices, buildings, equipment and land use rights of the Company's PRC subsidiaries as of December 31, 2012 is as follows:

Year ending December 31,	Minimum lease payment (in thousands) (Unaudited)
2013	$ 2,938
2014	1,265
2015	670
2016	551
2017	551
Years after	19,639
Total minimum payments required	$ 25,614

Total rental expense amounted to $3.3 million and $1.1 million for the year ended December 31, 2012 and 2011, respectively.

Contractual Commitments

Longmen Joint Venture has $47.2 million contractual obligations related to construction projects as of December 31, 2012 to be payable by year ending December 31, 2013.

Purchase Commitments

Longmen Joint Venture has signed an annual purchase agreement with a vendor to supply iron ore to be delivered based on the production demand. From December 2012 to December 2013, the minimum purchase commitment is 3 million tons at market price.

Contingencies

As of December 31, 2012, Longmen Joint Venture provided guarantees to related parties' and third parties' bank loans, including lines of credit and others, amounting to $259.0 million.

Nature of guarantee	Guarantee amount (In thousands)	Guaranty Due Date
Line of credit	$ 113,680	Various from January 2013 to March 2015
Bank loans	36,118	Various from April 2013 to August 2013
Confirming storage	37,545	Various from January 2013 to September 2013
Financing by the rights of goods delivery in future	50,666	Various from February 2013 to April 2013
Others	20,989	
Total	$ 258,998	

Name of parties being guaranteed	Guarantee amount (In thousands)	Guaranty Due Date
Long Steel Group	$ 51,865	Various from January 2013 to August 2015
Long Steel Group Fuping Rolling Steel Co., Ltd	6,599	Various from January to April 2013
Yichang Zhongyi Industrial Co., Ltd	30,576	Various from April to May 2013
Jingmen Desheng Metal Co., Ltd	31,578	August 2013
Xi'an Laisheng Material Co., Ltd.	10,490	Various from February to May 2013
Xi'an Kaiyuan Steel Co., Ltd	4,540	April 2013
Shaanxi Tianyi Metal Materials Co., Ltd	10,404	April 2013
Shaanxi Hongan Material Co., Ltd.	8,903	Various from October to December 2013
Shaanxi Anlin Material Co., Ltd.	10,499	April 2013
Shaanxi Baolong Industry Co., Ltd.	1,966	November 2013
Chengdu Zhongyi Steel Co., Ltd.	7,688	December 2013
Hancheng Sanli Furnace Burden Co., Ltd.	15,235	March 2015
Tianjin Dazhan Industry Co., Ltd	25,883	Various from January to February 2013
Tianjin Hengying Trading Co., Ltd	13,210	Various from January 2013 to April 2014
Tianjin Qiu Steel Pipe Industry Co., Ltd	27,052	February 2013
X'an Longmen Trading Co., Ltd	948	September 2013
Xi'an Delong Logistics Co., Ltd.	1,562	August 2013
Total	$ 258,998	

As of December 31, 2012, the Company did not accrue any liability for the amounts the Group has guaranteed for third and related parties because those parties are current in their payment obligations and the Company has not experienced any losses from providing guarantees. The Company has evaluated the debt guarantees and concluded that the likelihood of having to make payments under the guarantees is remote and that the fair value of the stand-ready obligation under these commitments is not material.

Note 25 – Segments

The Company's chief operating decision maker evaluates performance and determines resource allocations based on a number of factors, the primary measure being income from operations of the Group's four regional divisions in the PRC: Longmen Joint Venture in Shaanxi province, Maoming Hengda in Guangdong province, Baotou Steel Pipe Joint Venture in Inner Mongolia province and General Steel (China) & Tianwu Joint Venture in Tianjin City.

The Group operates in one business segment that includes four different divisions. These reportable divisions are consistent with the way the company manages its business, each division operates under separate management groups and produces discrete financial information. The accounting principles applied at the operating division level in determining income from operations is generally the same as those applied at the consolidated financial statement level.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following represents results of division operations for three months ended December 31, 2012 and 2011:

(In thousands)		2012		2011
Sales:				
Longmen Joint Venture	$	2,837,608	$	3,496,551
Maoming Hengda		6,502		9,946
Baotou Steel Pipe Joint Venture		6,760		8,036
General Steel (China) & Tianwu Joint Venture		161,613		267,543
Total sales		3,012,483		3,782,076
Interdivision sales		(148,890)		(218,180)
Consolidated sales	$	2,863,593	$	3,563,896

		2012		2011
Gross profit:				
Longmen Joint Venture	$	29,512	$	(86,308)
Maoming Hengda		(1,350)		(392)
Baotou Steel		69		491
General Steel (China) & Tianwu Joint Venture		3,888		(3,845)
Total gross profit		32,119		(90,054)
Interdivision gross profit		-		1,840
Consolidated gross profit	$	32,119	$	(88,214)

		2012		2011
Income (loss) from operations:				
Longmen Joint Venture	$	(45,582)	$	(161,057)
Maoming Hengda		(19,789)		(2,568)
Baotou Steel		(7)		(2,516)
General Steel (China) & Tianwu Joint Venture		(2,539)		(10,902)
Total loss from operations		(67,917)		(177,043)
Interdivision income (loss) from operations		-		1,840
Reconciling item (1)		(5,041)		(4,838)
Consolidated loss from operations	$	(72,958)	$	(180,041)

		2012		2011
Net income (loss) attributable to General Steel Holdings, Inc.:				
Longmen Joint Venture	$	(114,936)	$	(161,897)
Maoming Hengda		(18,968)		3,763
Baotou Steel		(531)		(1,861)
General Steel (China) & Tianwu Joint Venture		(13,128)		(17,120)
Total net loss attributable to General Steel Holdings, Inc.		(147,563)		(177,115)
Interdivision net loss		-		(1,501)
Reconciling item (1)		(5,134)		1,429
Consolidated net loss attributable to General Steel Holdings, Inc.	$	(152,697)	$	(177,187)

		2012		2011
Depreciation, amortization and depletion:				
Longmen Joint Venture	$	79,048	$	54,755
Maoming Hengda		1,984		205
Baotou Steel		185		246
General Steel (China) & Tianwu Joint Venture		2,714		3,125
Consolidated depreciation, amortization and depletion	$	83,931	$	58,331

Finance/interest expenses:	2012	2011
Longmen Joint Venture	$ 164,586	$ 104,372
Maoming Hengda	13	262
Baotou Steel	485	(10)
General Steel (China) & Tianwu Joint Venture	10,861	6,655
Interdivision interest expenses	-	(709)
Reconciling item (1)	297	4,379
Consolidated interest expenses	**$ 176,242**	**$ 114,949**

Capital expenditures:	2012	2011
Longmen Joint Venture	$ 31,863	$ 108,885
Maoming Hengda	73	1,978
Baotou Steel	11	32
General Steel (China) & Tianwu Joint Venture	55	44
Reconciling item (1)	-	-
Consolidated capital expenditures	**$ 32,002**	**$ 110,939**

Total Assets as of:	December 31, 2012	December 31, 2011
Longmen Joint Venture	$ 2,513,206	$ 2,937,271
Maoming Hengda	29,687	48,350
Baotou Steel Pipe Joint Venture	5,186	8,093
General Steel (China) & Tianwu Joint Venture	152,965	146,150
Interdivision assets	(57,436)	(88,326)
Reconciling item (2)	7,074	2,583
Total Assets	**$ 2,650,682**	**$ 3,054,121**

(1) Reconciling item represents the unallocated income or expenses of the Company, arising from General Steel Investment Co., Ltd, Yangpu Shengtong Investment Co., Ltd and Qiu Steel for both three and nine months ended December 31, 2012 and 2011.

(2) Reconciling item represents assets held at General Steel Holdings, Inc., General Steel Investment Co., Ltd, Yangpu Shengtong Investment Co., Ltd and Qiu Steel as of December 31, 2012 and December 31, 2011.

Note 26 – Subsequent events

In March 2013, Shaanxi Coal has agreed to provide bank loan guarantees to Longmen Joint Venture for amount of RMB 2.0 billion ($311.1 million).

On March 28, 2013, the Company granted senior management and directors 174,900 shares of common stock at $1.01 per share, as compensation under the Company's 2008 Equity Incentive Plan. The shares were valued at the quoted market price on the grant date.

GENERAL STEEL HOLDINGS, INC.

SCHEDULE 1 - CONDENSED PARENT COMPANY BALANCE SHEETS
AS OF DECEMBER 31, 2012 AND 2011
(In thousands)

	2012	2011
ASSETS		
CURRENT ASSETS:		
Cash	$ 88	$ 48
Restricted cash	-	4
Other receivables	19	1
Prepaid expense	45	60
TOTAL CURRENT ASSETS	152	113
OTHER ASSETS:		
Intercompany receivable	83,320	85,106
TOTAL OTHER ASSETS	83,320	85,106
TOTAL ASSETS	$ 83,472	$ 85,219
LIABILITIES AND DEFICIENCY		
CURRENT LIABILITIES:		
Other payables and accrued liabilities	$ 7	$ 17
TOTAL CURRENT LIABILITIES	7	17
OTHER LIABILITIES:		
Loss in excess of investment in subsidiaries	347,411	192,493
TOTAL OTHER LIABILITIES	347,411	192,493
TOTAL LIABILITIES	347,418	192,510
COMMITMENTS AND CONTINGENCIES		
DEFICIENCY:		
Preferred stock, $0.001 par value, 50,000,000 shares authorized, 3,092,899 shares issued and outstanding as of December 31, 2012 and 2011	3	3
Common stock, $0.001 par value, 200,000,000 shares authorized, 57,269,838 and 56,601,988 shares issued, 54,797,532 and 55,511,010 shares outstanding as of December 31, 2012 and 2011, respectively	57	56
Treasury stock, at cost, 2,472,306 and 1,090,978 shares as of December 31, 2012 and 2011, respectively	(4,199)	(2,795)
Paid-in-capital	105,714	107,940
Statutory reserves	6,076	6,388
Accumulated deficits	(381,782)	(229,083)
Accumulated other comprehensive income	10,185	10,200
TOTAL SHAREHOLDER'S DEFICIENCY	(263,946)	(107,291)
TOTAL LIABILITIES AND DEFICIENCY	$ 83,472	$ 85,219

The accompanying notes are an integral part of these condensed financial statements.

GENERAL STEEL HOLDINGS, INC.

SCHEDULE 1 - CONDENSED PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
(In thousands)

	2012	2011
OPERATING EXPENSES		
General and administrative expenses	$ (1,260)	$ (2,149)
Total operating expenses	(1,260)	(2,149)
OTHER INCOME (EXPENSE)		
Finance/interest (expense) income	-	(1.00)
Change in fair value of derivative liabilities	9	5,563
Total other income, net	9	5,562
EQUITY LOSS OF SUBSIDIARIES	(151,446)	(180,600)
NET LOSS	(152,697)	(177,187)
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(802)	(787)
COMPREHENSIVE LOSS	$ (153,499)	$ (177,974)

The accompanying notes are an integral part of these condensed financial statements.

GENERAL STEEL HOLDINGS, INC.

SCHEDULE 1 - CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
(In thousands)

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (152,697)	$ (177,187)
Adjustments to reconcile net loss to cash provided (used in) by operating activities:		
Change in fair value of derivative instrument	(9)	(5,563)
Stock issued for services and compensation	918	1,530
Loss from subsidiaries	151,446	180,600
Changes in operating assets and liabilities		
Other receivables	(18)	1
Prepaid expense	15	141
Intercompany receivable	1,786	1,277
Other payables and accrued liabilities	(1)	(1)
Net cash provided by operating activities	1,440	798
CASH FLOWS FROM INVESTING ACTIVITIES:		
Restricted cash	4	1,126
Net cash provided by (used in) investing activities	4	1,126
CASH FLOWS FINANCING ACTIVITIES:		
Payments made for treasury stock acquired	(1,404)	(1,923)
Net cash used in financing activities	(1,404)	(1,923)
INCREASE IN CASH	40	1
CASH, beginning of year	48	47
CASH, end of year	$ 88	$ 48
Non-cash transactions of investing and financing activities:		
Deconsolidation of a subsidiary as a reduction to paid-in-capital	$ 3,143	$ -
Share issuance for intercompany's debt settlement	$ -	$ 1,442

The accompanying notes are an integral part of these condensed financial statements.

GENERAL STEEL HOLDINGS, INC.
CONDENSED NOTES TO SCHEDULE 1

1. Basis of presentation

Certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted. The Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries.

2. Restricted net assets

Schedule I of Article 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant's proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the subsidiaries of General Steel Holdings, Inc. exceed 25% of the consolidated net assets of General Steel Holdings, Inc. The ability of our Chinese operating affiliates to pay dividends may be restricted due to the foreign exchange control policies and availability of cash balances of the Chinese operating subsidiaries. Because a significant portion of our operations and revenues are conducted and generated in China, a significant portion of our revenues being earned and currency received are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, we may be unable to distribute any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into US Dollars.

3. Derivative instrument

The Company has 3,900,871 warrants outstanding in connection with the $40 million convertible notes issued in 2007, which expire on May 13, 2013 and 2,777,778 warrants outstanding in connection with a registered direct offering in 2009, which expired on June 24, 2012. The aforementioned warrants met the definition of a derivative instrument in the accounting standards and are recorded at their fair value on each reporting date. The change in the value of the derivative liabilities is charged against or credited to income each period .

Refer to Note 12 of the Notes to the Consolidated Financial Statements for the convertible notes and derivative liabilities.

4. Equity

Preferred Stock

On May 18, 2007, the Company entered into a Purchase Agreement with Victory New Holdings Limited ("Victory New"), a British Virgin Islands registered company under the control of the Company's Chairman, CEO and majority shareholder, Zuosheng Yu (aka Henry Yu), to acquire Victory New's 30% interest in General Steel (China). The Company agreed to issue to Victory New an aggregate of 3,092,899 shares of its Series A Preferred Stock with a fair value of $8,374,000, and these shares of Series A Preferred Stock carry a voting power of 30% of the combined voting power of the Company's common and preferred stock while outstanding. The holders of preferred stock are entitled to receive noncumulative dividends, when and if declared by the board of directors. Dividends are not mandatory and shall not accrue. Preferred shares are non-redeemable .

2011 Equity Transactions

On March 31, 2011, the Company granted senior management and directors 240,734 shares of common stock at $2.40 per share, as compensation under the Company's 2008 Equity Incentive Plan. The shares were valued at the quoted market price on the grant date. The Company recorded compensation expense of $0.6 million.

On June 1, 2011, the Company announced an increase of additional 1,000,000 shares of common stock may be purchased under the Share Repurchase Program launched in December 2010, bringing the total authorized shares of its common stock available for purchase to 2,000,000. During the year ended December 31, 2011, the Company has repurchased 774,218 shares with $1.9 million pursuant to the Share Repurchase Program. The Company had a total of 1,090,978 shares of treasury stock as of December 31, 2011.

On June 16, 2011, the Company and Maoming Hengda entered into a Debt Repayment Agreement with Guangzhou Hengda and its sole shareholder Ms Ding Yumei whereby the Company issued 974,571 shares of its common stock to Ms Ding Yumei, the designee and sole shareholder of Guangzhou Hengda, to repay loan balance of $4.8 million due to Guangzhou Hengda.

On June 28, 2011, the Company granted senior management and directors 191,150 shares of common stock at $1.44 per share, as compensation under the Company's 2008 Equity Incentive Plan. The shares were valued at the quoted market price on the grant date. The Company recorded compensation expense of $0.3 million.

On September 26, 2011, the Company granted senior management and directors 189,650 shares of common stock at $1.18 per share, as compensation under the Company's 2008 Equity Incentive Plan. The shares were valued at the quoted market price on the grant date. The Company recorded compensation expense of $0.2 million.

On December 28, 2011, the Company granted senior management and directors 166,150 shares of common stock at $1.04 per share, as compensation under the Company's 2008 Equity Incentive Plan. The shares were valued at the quoted market price on the grant date. The Company recorded compensation expense of $0.2 million.

2012 Equity Transactions

On March 1, 2012, Longmen Joint Venture, the Company's variable interest entity, sold its 22.76% equity interest of Tongxing to two individuals, who are the representatives from Long Steel Group. The Company recorded the deconsolidation of subsidiary transaction as a reduction of $3.1 million paid-in capital. Refer to Note 21 of the Notes to the Consolidated Financial Statements for the details of this transaction.

On March 26, 2012, the Company granted senior management and directors 165,400 shares of common stock at $0.75 per share, as compensation under the Company's 2008 Equity Incentive Plan. The shares were valued at the quoted market price on the grant date. The Company recorded compensation expense of $0.1 million.

On March 27, 2012, we launched another share repurchase program to repurchase up to an aggregate of 2,000,000 shares of our common stock. Together with the previous share repurchase program launched in December 2010 and this newly announced Share Repurchase Program, it brought the total authorized shares of our common stock available for purchase to 4,000,000. During the year ended December 31, 2012, the Company has repurchased 1,381,328 shares with $1.4 million pursuant to the Share Repurchase Program. The Company had a total of 2,472,306 shares of treasury stock as of December 31, 2012.

On June 28, 2012, the Company granted senior management and directors 165,400 shares of common stock at $0.80 per share, as compensation under the Company's 2008 Equity Incentive Plan. The shares were valued at the quoted market price on the grant date. The Company recorded compensation expense of $0.1 million.

On September 27, 2012, the Company granted senior management and directors 167,900 shares of common stock at $1.29 per share, as compensation under the Company's 2008 Equity Incentive Plan. The shares were valued at the quoted market price on the grant date. The Company recorded compensation expense of $0.2 million.

On December 28, 2012, the Company granted senior management and directors 169,150 shares of common stock at $1.00 per share, as compensation under the Company's 2008 Equity Incentive Plan. The shares were valued at the quoted market price on the grant date. The Company recorded compensation expense of $0.2 million.

5. Subsequent events

On March 28, 2013, the Company granted senior management and directors 174,900 shares of common stock at $1.01 per share, as compensation under the Company's 2008 Equity Incentive Plan. The shares were valued at the quoted market price on the grant date .

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

a) Evaluation of Disclosure Controls and Procedures

Our Company, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2012. Our Company's disclosure controls and procedures are designed (i) to ensure that information required to be disclosed by us in the reports that we file or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Based on their evaluations, our Chief Executive Officer and Chief Financial Officer have concluded that our Company's disclosure controls and procedures were not effective as of December 31, 2012 due to the material weaknesses in our internal control over financial reporting described below.

Despite the existence of the material weaknesses discussed below, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that the consolidated financials included in this Annual Report on Form 10-K present, in all material aspects, our financial position, results of operations, comprehensive income and cash flows for the periods presented, in conformity with U.S. GAAP.

b) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles of the United States, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our board of directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

During our evaluation of the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we identified a material weakness related to not having sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP. Specifically, our control did not operate effectively to ensure the appropriate and timely analysis of and accounting for unusual and non-routine transactions and certain financial statement accounts.

As a result of such material weakness, we concluded that our internal control over financial reporting were not effective as of December 31, 2012.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permit our Company to provide only management's report in this Annual Report.

Remediation

We dedicated significant resources to correcting the material weakness that we identified and to ensuring that we take proper steps to improve our disclosure controls and procedures and our internal control over financial reporting.

We have taken a number of remediation actions that we believe will impact the effectiveness of our disclosure controls and procedures and our internal control over financial reporting including the following:

- We have engaged outside professional consulting firms to supplement us with our internal control over financial reporting assessments and testing;
- We have implemented an internal review process over financial reporting to review all recent accounting pronouncements and to verify that any accounting treatment identified in such report has been fully implemented and confirmed by our outside professional consultants, and to continue to improve our ongoing review and supervision of our internal control over financial reporting; and
- We have established an enhanced training program, including, but not limited to, accounting and auditing updates, and review of consolidated guidance of variable interest entities, to update our employees on current accounting pronouncements.

We believe the foregoing efforts will effectively remediate the material weakness described above in the future.

c) Changes in Internal Control over Financial Reporting

During the most recent fiscal quarter, we have engaged accounting experts to assist management in identifying complicated accounting transactions and applying applicable accounting policies. In addition, we have strengthened our internal controls over contract management by adding procedures on documentations, identification and analysis of complex and unusual transactions. Otherwise noted above, there has not been any other changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) under the Exchange Act) during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Directors and executive officers

The following table sets forth the names and ages of our current directors and executive officers, their principal offices and positions and the date each such person became our director or executive officer. Our executive officers are elected annually by the Board of Directors. Our directors serve one-year terms until they are re-elected or their successors are elected. The executive officers serve by election of the Board of Directors for one year terms or until their death, resignation, removal or renewal by the Board of Directors. The executive officers are all full-time employees of General Steel Holdings, Inc.

There are no family relationships between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer. Our Common Stock is listed on the New York Stock Exchange, or "NYSE." Under NYSE listing standards, the Board of Directors is required to affirmatively determine that each "independent" director has no material relationship with our Company, either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company. Our Board has determined that the following directors are "independent" as required by NYSE listing standards: Yong Tao Si, Angela He, Qinghai Du, Zhongkui Cao, Wenbing Chris Wang, and James Hu. Additionally, all members of our Audit Committee are "independent" as defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as required by NYSE listing standards. The non-management directors, all of whom currently are independent, met once during the fiscal year ended December 31, 2012 without management present and James Hu served as the lead independent director at such meeting.

Our directors and executive officers are as follows:

Name	Age	Position	Date of appointment
Zuosheng Yu	48	Chairman of the Board of Directors and Chief Executive Officer	10/14/04
John Chen	42	Director/Chief Financial Officer	03/07/05
Xiaozeng Xu	45	Director, General Manager of Longmen Joint Venture	10/13/10
James Hu	40	Independent Director	02/15/10
Angela He	43	Independent Director	07/23/10
Qinghai Du	74	Independent Director	08/28/07
Zhongkui Cao	63	Independent Director	04/13/07
Wenbing Chris Wang	42	Independent Director	11/13/07
Yongtao Si	58	Independent Director	07/23/10

On February 25, 2011, James Hu was chosen to preside at the regularly scheduled executive sessions of the independent directors to comply with Section 303A.03 of the corporate governance rules of the New York Stock Exchange. Any stockholder or interested party who wishes to communicate with our Board of Directors or any specific director, including the Presiding Director, any non-management director or the non-management directors as a group, may do so by writing to such direct or directors at: General Steel Holdings, Inc., Level 21, Tower B, Jia Ming Center, No. 27 Dong San Huan North Road, Chaoyang District, Beijing 100020, China. This communication will be forwarded to the director or directors to whom addressed. This information regarding contacting the board of directors is also posted on our website at www.gshi-steel.com .

Biographical information

Mr. Zuosheng Yu *, age 48, Chairman of the Board of Directors* . Mr. Yu joined our Company in October 2004 and became Chairman of the Board at that time. He also serves as our Chief Executive Officer. Since February 2001, he has been President and Chairman of the Board of Directors of Beijing Wendlar Investment Management Group, Beijing, China. Mr. Yu graduated in 1985 from Sciences and Engineering Institute, Tianjin, China. In July 1994, he received a Bachelor's degree from Institute of Business Management for Officers. Mr. Yu received the title of "Senior Economist" from the Committee of Science and Technology of Tianjin City in 1994. In July 1997, he received an MBA degree from the Graduate School of Tianjin Party University. Since April 2003, Mr. Yu has held a position as a member of China's APEC (Asia Pacific Economic Co-operation) Development Council. Mr. Yu's strong knowledge of, and experience in, the Chinese steel industry, as well as his extensive institutional knowledge of our Company make him well suited to contribute to our Board of Directors.

Mr. John Chen *, age 42, Director* . Mr. Chen joined us in May 2004 and was elected as a director in March 2005. He also serves as our Chief Financial Officer. From August 1997 to July 2003, he served as a senior accountant at Moore Stephens, Wurth, Frazer and Torbet, LLP in Los Angeles, California. Mr. Chen graduated from Norman Bethune University of Medical Science, Changchun city, Jilin province, China in September 1992. He received a B.S. degree in accounting from California State Polytechnic University, Pomona, California, U.S. in July 1997. Mr. Chen's accounting skills and experience make him well suited to contribute to our Board. He currently also serves on the board of directors of China Carbon Graphite Group, Inc. (OTCBB: CHGI), SGOCO Group, Ltd. (NASDAQ: SGOC), and China HGS Real Estate Inc. (NASDAQ: HGSH).

***Mr. Xiao Zeng Xu**, age 45, Director*. Mr. Xu joined General Steel and was elected as a director in October, 2010. He currently serves as the Director and General Manager of Shaanxi Longmen Iron and Steel Co., Ltd., a subsidiary of our Company. Mr. Xu has been working at Shaanxi Longmen Iron and Steel Group Co., Ltd. in various positions for more than 20 years, including as Deputy Director of an iron making factory and Director of the Sales Department. Mr. Xu obtained a Masters in Business Administration from Xi'an Jiaotong University in 1996. Mr. Xu's strong experience in the steel industry and extensive knowledge of our Company make him well suited to contribute to our Board of Directors

***Mr. James Hu**, age 40, Independent Director.* Mr. Hu was elected as an independent director in February 2009. Since 2006, Mr. Hu has worked at Standard Chartered Bank (China) Limited. Previously, Mr. Hu was a Senior Auditor with Deloitte Touche Tohmatsu in the United States before moving on to hold management positions at both U.S. and China-based firms. His education includes a Bachelor's degree in Economics from the University of California at Berkeley and a Masters degree in Business Administration from the Darden Graduate School at the University of Virginia. He is a California licensed certified public accountant. Mr. Hu served on the board of directors of SGOCO Group, Ltd. (NASDAQ: SGOC) and his auditing and consulting experience make him well suited to contribute to our Board of Directors.

***Ms. Angela He**, age 43, Independent Director.* Ms. He was elected as an independent director in July 2010. She currently serves as the Chief Financial Officer of Procell Biotech Asia Corp. in Newport Beach, California and as an SEC reporting and accounting advisor to various publicly traded and private companies in the United States. From 2010 to 2012, she served as the Chief Officer of Aero Technology in Long Beach, California. From 2006 to 2007, she served as a Senior Auditor for PriceWaterhouse Coopers in Los Angeles. From 2003 to 2006, she served as an auditor for Moore Stephens Wurth Frazer and Torbet, LLP (now known as Frazer LLP). Ms. He graduated with a Bachelor of Arts from California State University at Fullerton and is a California Certified Public Accountant. Ms. He's strong accounting skills and experiences of advising public companies make her well suited to contribute to our Board of Directors.

***Mr. Qinghai Du**, age 74, Independent Director.* Mr. Du was elected as a director in August 2007. From 2007 to 2009, Mr. Du was the General Engineer for Beijing Industrial Design and Research Institute. During the past 40 years, he has served as the Chief Engineer and Section Chief at both Baotou Design and Research Institute of Iron and Steel, and the Design Institute of Capital Iron and Steel. Mr. Du received his Bachelor's degree in Iron and Steel Metallurgy from the Beijing University of Science and Technology, formerly known as Beijing University of Iron and Steel Technology, in 1963. Mr. Du has considerable experience in and strong knowledge of the Chinese steel industry which makes him well suited to contribute to our Board of Directors.

***Mr. Zhongkui Cao**, age 63, Independent Director.* Mr. Cao was elected as a director in April 2007. From January 1994 to December 1998, Mr. Cao was President and Chairman of the Board at Baotou Metallurgy Machinery State-owned Asset Management Co. Mr. Cao graduated from Baotou Institute of Iron and Steel in 1974. Mr. Cao's understanding and experience relating to the Chinese steel industry make him well suited to contribute to our Board of Directors.

***Mr. Wenbing Chris Wang**, age 42, Independent Director.* Mr. Wang was elected as an independent director in November 2007. Since September, 2009, Mr. Wang has served as President and a Director of Fushi Copperweld, Inc. ("Fushi"). In addition, Mr. Wang was the Chief Financial Officer of Fushi from December 2005 to August 2009 and served as interim Chief Financial Officer of Fushi from March 2010 to October 2010. Mr. Wang received a degree in English from the Beijing University of Science and Technology in 1994 and an MBA in Finance and Corporate Accounting from the Simon Business School of the University of Rochester in 2002. His strong knowledge of finance and extensive experience in public company operations make him well suited to contribute to our board. In addition to his position as Director of Fushi, Mr. Wang also currently serves on the board of Orient Paper, Inc. (NYSEAmex: ONP).

***Mr. Yong Tao Si**, age 58, Independent Director.* Mr. Si was elected as an independent director in July 2010. From 2000 to April 2010, Mr. Si worked for Baotou Iron and Steel Group Co., Ltd., in the Inner Mongolian Autonomous Region, in various senior management positions including General Manger, Director and Chairman. He also served as Vice President of the China Iron and Steel Association ("CISA"), a national, non-profit organization founded in 1999, formerly known as China Metallurgical Enterprise Management Association. Mr. Si graduated from Beijing Science and Technology University with a degree in steel production. Mr. Si's strong experience in the Chinese steel industry make him well suited to contribute to our Board of Directors.

Board Committees and Meetings of the Board of Directors

Our business is managed under the direction of our Board of Directors, which meets during the year to review significant developments affecting us and acts upon matters requiring its approval. All the members of our Board of Directors met one time during the fiscal year ended December 31, 2012. Our Board of Directors acted by written consent five times during the fiscal year ended December 31, 2012.

It is our policy to encourage all directors to attend the Annual Meeting.

Our Board of Directors has three standing committees: the Compensation Committee, the Audit Committee and the Governance and Nominating Committee. A brief description of the composition and functions of each committee follows.

Audit Committee

Our Audit Committee consists of James Hu, Angela He and Wenbing Chris Wang. Mr. Hu is the Chairman of the Audit Committee. Each member of our Audit Committee is "independent" within the meaning of the NYSE listing standards and the rules and regulations of the SEC and related federal law. The Audit Committee held four meetings during the fiscal year ended December 31, 2012.

The primary responsibilities of the Audit Committee are to review the results of the annual audit and to discuss the financial statements, including the independent auditors' judgment about the quality of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. Additionally, the Audit Committee meets with our independent auditors to review the interim financial statements prior to the filing of our Quarterly Reports on Form 10-Q, recommends independent auditors to our Board of Directors to be retained by us, oversees the independence of the independent auditors, evaluates the independent auditors' performance, receives and considers the independent auditors' comments as to controls, adequacy of staff and management performance and procedures in connection with audit and financial controls, including our system to monitor and manage business risks and legal and ethical compliance programs, audit and non-audit services provided to us by our independent auditors, and considers conflicts of interest involving executive officers or Board members. Our Board of Directors has determined that each of Mr. Hu, Ms. He and Mr. Wang are "audit committee financial experts" as defined by the Securities and Exchange Commission (the "SEC"). Our Board of Directors has adopted a written charter for the Audit Committee which may be accessed and reviewed through our website: http://www.gshi-steel.com. This website address is not intended to function as a hyperlink, and the information contained in our website is not intended to be a part of this filing.

To the best of our knowledge, none of the following has ever occurred to any of our directors and officers.

(1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2) Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4) Being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Compensation Committee

Our Compensation Committee consists of James Hu, Angela He and Wenbing Chris Wang. Ms. He is the Chairwoman of the Compensation Committee. Each member of our Compensation Committee is a non-management director and each is (i) independent as defined under the NYSE listing standards and as determined by the Board of Directors, (ii) a "non-employee director" for purposes of Rule 16b-3 of the Securities Exchange Act of 1934, as amended, and (iii) an "outside director" for purposes of Section 162(m) of the Internal Revenue Code. The Compensation Committee met once during the fiscal year ended December 31, 2012.

The Compensation Committee reviews and recommends compensation policies and programs, as well as salary and other compensation levels for individual executives, including our Chief Executive Officer. The Compensation Committee makes these recommendations to our Board of Directors which, in turn, provides final approval on individual compensation matters for our executives. The Compensation Committee has the authority to retain any advisors, counsel and consultants as the members deem necessary in order to carry out these functions. The Compensation Committee also administers the compensation programs for our employees, including executive officers, reviews and approves all awards granted under these programs, and approves the compensation committee report. Our Board of Directors has adopted a written charter for the Compensation Committee which may be accessed and reviewed through our website: http://www.gshi-steel.com. This website address is not intended to function as a hyperlink, and the information contained in our website is not intended to be a part of this filing.

Governance and Nominating Committee

Our Governance and Nominating Committee consists of James Hu, Angela He and Wenbing Chris Wang. Mr. Wang serves as the Chairman of the Governance and Nominating Committee. All of the members of the Governance and Nominating Committee are considered "independent" within the meaning of the NYSE listing standards. The Governance and Nominating Committee held one meeting during the fiscal year ended December 31, 2012.

The Governance and Nominating Committee recommends criteria for service as a director, reviews candidates and recommends appropriate governance practices for the Company in light of corporate governance guidelines set forth by the NYSE and other regulatory entities, as applicable. The Governance and Nominating Committee considers director candidates who are suggested by directors, management, stockholders and search firms hired to identify and evaluate qualified candidates. From time to time, the Governance and Nominating Committee may recommend highly qualified candidates who it believes will enhance the strength, independence and effectiveness of the Company's Board of Directors. Additionally, the Governance and Nominating Committee annually reviews the size of our Board of Directors. The Governance and Nominating Committee does not have a formal policy specifically focusing on the consideration of diversity; however, diversity is one of the many factors that the Governance and Nominating Committee considers when identifying candidates and making its recommendations to the Board.

The Governance and Nominating Committee considers nominees for the Board recommended by stockholders if such recommendations are submitted in writing to our Secretary, John Chen, at Level 21, Tower B, Jia Ming Center, No. 27 Dong San Huan North Road, Chaoyang District, Beijing, China 100020. At this time, no additional specific procedures to propose a candidate for consideration by the Governance and Nominating Committee or minimum criteria for consideration of a proposed candidate for nomination to the Board of Directors have been adopted as the Company believes that the procedures currently in place will continue to serve the needs of the Board and stockholders. Our Board of Directors has adopted a written charter for the Nominating Committee which may be accessed and reviewed through our website: http://www.gshi-steel.com. This website address is not intended to function as a hyperlink, and the information contained in our website is not intended to be a part of this filing.

Risk-Management Oversight

Risk is inherent in any business and our management is responsible for the day-to-day management of risks that we face. Our Board of Directors has responsibility for the oversight of risk management. In its risk oversight role, our Board of Directors has the responsibility to evaluate the risk management process to ensure its adequacy and to seek assurances that it is implemented properly by management.

Our Board of Directors believes that full and open communication between management and our Board of Directors is essential for effective risk management and oversight. Relevant members of senior management, as necessary, attend the Board of Directors' meetings and, as necessary, Board committee meetings, in order to address any questions or concerns raised by our Board of Directors on risk management-related and other matters. At meetings, our Board of Directors may receive presentations from senior management on business operations, financial results and strategic matters, including an assessment of the sensitivity of the various financial, operational and strategic risks faced by our Company, and discuss strategies, key challenges, risks and opportunities.

Our committees assist our Board of Directors in fulfilling its oversight responsibilities in certain areas of risk. The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to risk management in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements. The Compensation Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs and succession planning for executives. The Governance and Nominating Committee assists our Board of Directors in fulfilling its oversight responsibilities with respect to the management of risks associated with Board organization and structure, code of conduct, conflict of interest policies and corporate governance, and in overseeing the membership and independence of our Board of Directors. While each committee is responsible for evaluating certain risks and overseeing the management of those risks, the entire Board of Directors is regularly informed about those risks and committee activities through committee reports.

Board Leadership Structure

Our Chief Executive Officer, Zuosheng Yu, also serves as the Chairman of our Board of Directors. Our Board of Directors believes that this leadership structure is appropriate because Mr. Yu founded General Steel Holdings, Inc. and has the most comprehensive institutional knowledge of any member of our Board of Directors and is thus best positioned to develop agendas that ensure that the Board's time and attention are focused on the most critical matters. Mr. Yu's combined role also provides decisive leadership, ensures clear accountability and enhances our ability to communicate our message and strategy clearly and consistently to our stockholders, employees, and investors. James Hu, our lead independent director, serves as a liaison between the Chairman and our non-management directors, consults with the Chairman and Chief Executive Officer regarding information sent to directors, reviews meeting agendas and schedules and may call meetings of our non-management directors.

Each of the directors other than Mr. Yu, Mr. Chen and Mr. Xu are independent and our Board of Directors believes that the independent directors provide effective oversight of management. Moreover, in addition to feedback provided during the course of Board meetings, the independent directors provide the Chairman with regular input regarding agenda items for Board of Directors and committee meetings and coordinate with the Chairman regarding information to be provided to the independent directors in performing their duties. Our Board of Directors believes that this approach appropriately and effectively complements the combined Chairman/Chief Executive Officer structure.

Our Board of Directors periodically evaluates whether the leadership structure of our Board of Directors continues to be optimal for our Company and our stockholders. Although we believe that the combination of the Chairman and Chief Executive Officer roles is appropriate in our current circumstances, our Board of Directors has the flexibility to modify the leadership structure in the future if it determines that to be appropriate.

Communications with the Board of Directors

Stockholders and all interested parties who wish to communicate with our Board of Directors, or specific individual directors, may do so by directing correspondence to our Secretary, John Chen, at Level 21, Tower B, Jia Ming Center, No. 27 Dong San Huan North Road, Chaoyang District, Beijing, China 100020. Such correspondence should prominently display the fact that it is a stockholder-director communication and indicate whether the correspondence should be forwarded to the entire Board of Directors or to particular directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of a registered class of our securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Based solely on a review of copies of such forms received with respect to fiscal year 2012 and the written representations received from certain reporting persons that no other reports were required, we believe that all Section 16(a) filings were timely made by our directors, executive officers and persons who own more than 10% of our common stock and other equity securities.

Code of Ethics and Business Conduct and Corporate Governance Guidelines

Our Code of Ethics and Business Conduct and Corporate Governance Guidelines provides information to guide employees, including our Chief Executive Officer, Chief Financial Officer, and our Directors, so that their business conduct is consistent with our ethical standards and improves the understanding of our ethical standards among customers, suppliers and others outside our Company. Our Code of Ethics and Business Conduct and Corporate Governance Guidelines are available on our website at www.gshi-steel.com. We intend to post any amendments to or waivers from our Code of Ethics and Business Conduct at this location on its website. This website address is not intended to function as a hyperlink, and the information contained in our website is not intended to be a part of this filing.

Our Code of Ethics and Business Conduct and Corporate Governance Guidelines may also be obtained free of charge by contacting Investor Relations at jenny.wang@gshi-steel.com or by phone: +86-10-5775-7691.

ITEM 11. EXECUTIVE COMPENSATION.

Employment Agreements

We have not entered into employment agreements with any of our named executive officers.

Severance Arrangements

We do not have any severance agreements or other arrangements with any of our named executive officers.

Change of Control Arrangements

We do not have any change of control agreements or other arrangements with any of our named executive officers.

No Policies Regarding Equity Ownership and Hedging

We do not have any equity or other security ownership requirements or guidelines that specify applicable amounts or forms of ownership. We do not have any policies regarding hedging the economic risk of equity ownership.

Executive Compensation

The table below sets forth all compensation awarded to, earned by or paid to our named executive officers for the fiscal years indicated. No other executive officers received more than $100,000 in total compensation.

Summary Compensation Table

Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (1)	Stock Awards ($)(2)	Total ($) (1)
Zuosheng Yu,	2012	165,973	—	172,800	338,773
Chief Executive Officer	2011	161,632	—	272,700	434,332
John Chen,	2012	66,683	—	38,400	105,083
Chief Financial Officer	2011	64,351	—	60,600	124,951

(1) The amounts shown were paid in RMB and were translated into U.S. dollars at the rate of $0.15865 per RMB for 2012, and $0.1545 per RMB for 2011.

(2) The stock price assumption used to calculate the grant date fair value of all stock awards granted in the year indicated, as computed in accordance with FASB ASC Topic 718, and as disclosed in Note 21 to the financial statements in this Annual Report, and Note 19 to the financial statements of the Company's 2011 Annual Report on Form 10-K, respectively.

Director Compensation

The table below sets forth information regarding compensation earned by directors, other than our Chief Executive Officer and Chief Financial Officer, as compensation for their service to our Company during the year ended December 31, 2012.

Name	Stock Awards ($) (1)	Total ($) (1)
James Hu	$ 12,463	$ 12,463
Angela He	14,400	14,400
Qinghai Du	1,920	1,920
Zhongkui Cao	1,920	1,920
Wenbing Chris Wang	12,463	12,463
Yong Tao Si	9,600	9,600

(1) The stock price assumption used to calculate the grant date fair value of all stock awards granted on the date indicated, as computed in accordance with FASB ASC Topic 718, and as disclosed in Note 21 to the financial statements in the Company's 2012 Annual Report on Form 10-K.

Currently, we do not pay annual fees to our directors. During fiscal year 2012, we granted fully-vested unregistered shares of common stock to our directors on a quarterly basis. We determined the amount of each grant based on level of involvement, responsibility and length of service.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the fiscal year ended December 31, 2012, the members of the Compensation Committee were Angela He, James Hu and Wenbing Chris Wang. In fiscal 2012, no member of the Compensation Committee was an officer or employee of our Company or any of our subsidiaries.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table sets forth certain information as of June 10, 2013, as to shares of common stock and preferred stock beneficially owned by: (i) each person who is known by our Company to own beneficially more than 5% of common stock and preferred stock, (ii) each of our current named executive officers, (iii) each of our current directors, and (iv) all of our current directors and named executive officers as a group. Unless otherwise stated below, the address of each beneficial owner listed on the table is c/o General Steel Holdings, Inc., Level 21, Tower B, Jia Ming Center, No. 27 Dong San Huan North Road, Chaoyang District, Beijing, China 100020.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage Beneficial Ownership of Class (1)		Percentage of Voting Power
Common Stock				
Directors and Named Executive Officers		Common Stock	Series A Preferred Stock	
Zuosheng Yu (2) *Chief Executive Officer and Chairman of the Board of Directors*	8,068,900	14.7%		10.3%
John Chen *Chief Financial Officer and Director*	150,000	*		*
Xiao Zeng Xu *Director and General Manager of Longmen Joint Venture*	98,800	*		*
James Hu *Independent Director*	43,750	*		*
Angela He *Independent Director*	37,500	*		*
Qinghai Du *Independent Director*	11,000	*		*
Zhongkui Cao *Independent Director*	11,000	*		*
Wenbing Chris Wang *Independent Director*	56,250	*		*
Yong Tao Si *Independent Director*	25,000	*		*
Executive Officers and Directors as a group	8,502,200	15.5%		10.8%
5% Owners				
Golden Eight Investments Limited (2)	14,000,000	25.5%		17.9%
Series A Preferred Stock				
Victory New Holdings Limited (3)	3,092,899		100%	30.0%

* Less than 1%

(1) Percentages based on 54,972,432 shares of Common Stock and 3,092,899 shares of Preferred Stock outstanding as of June 10, 2013.

(2) Mr. Yu is the beneficial owner of 8,068,900 shares of common stock held in his name and 14,000,000 shares of common stock held in the name of Golden Eight Investments Limited ("Golden Eight"). Mr. Yu is the sole director of Golden Eight. Golden Eight is wholly owned by The GSI Family Trust U/A/D 01/21/10 (the "Trust"). Mr. Yu has sole power of revocation over the Trust and is the sole member of the Investment Committee of the Trust. As such, Mr. Yu has voting and investment control directly over the securities held by the Trust and indirectly over the securities held by Golden Eight. Mr. Yu also has voting and investment control over 3,092,899 shares of Series A Preferred Stock held in the name of Victory New Holdings Limited, a British Virgin Islands registered company, which, while outstanding, have a voting power equal to 30% of the combined voting power of our common stock and Preferred Stock.

(3) Victory New Holdings Limited, a British Virgin Islands registered company ("Victory New"), is controlled by our Chairman and Chief Executive Officer, Zuosheng Yu. Victory New holds 3,092,899 shares of our Series A Preferred Stock which, while outstanding, have a voting power equal to 30% of the combined voting power of our common stock and preferred stock.

EQUITY INCENTIVE PLAN INFORMATION

The following table provides information as of December 31, 2012, about compensation plans under which shares of our Common Stock may be issued to employees, consultants or non-employee directors upon exercise of options, warrants or rights.

	(a)	(b)	(c)
Plan Category	**Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)**	**Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights(1)**	**Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))(2)**
Plans approved by stockholders	-	$ -	640,466
Plans not approved by stockholders	-	-	-
Total		$	640,466

(1) We grant fully vested, unregistered shares of our common stock to employees under our 2008 Equity Incentive Plan. Our stock grants are not restricted and therefore there are no securities to be issued upon exercise of outstanding options, warrants and rights.

(2) Represents the number of securities remaining available for issuance under our 2008 Equity Incentive Plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Set for below are our related party transactions.

Related party transactions

Capital lease

As disclosed in Notes 1- "Background" and 15 – " Capital lease obligations" to the financial statements in this Annual Report on Form 10-K, Longmen Joint Venture entered into a capital lease arrangement on April 29, 2011, with Shaanxi Coal and Shaanxi Steel, which are related parties to our Company. The following is an analysis of the leased assets under the capital lease:

	Balance at December 31, 2012
	(in thousands)
Machinery	$ 587,334
Less: accumulated depreciation	(46,497)
Carrying value of leased assets	$ 540,837

The following is a schedule by year of future minimum lease payments under the capital lease and profit sharing liability to the lessor, Shaanxi Steel, and the present value of the net minimum lease payments as of December 31, 2012.

Year ending	Capital Lease Obligation Minimum Lease Payments (in thousands)	Capital Lease Obligation Profit (Loss) Sharing (in thousands)	Total (in thousands)
December 31, 2013	$ -	$ -	$ -
December 31, 2014	102,294	-	102,294
December 31, 2015	27,898	-	27,898
December 31, 2016	27,898	-	27,898
December 31, 2017	27,898	-	27,898
Thereafter	371,979	862,856	1,234,835
Total minimum lease payments	557,967	862,856	1,420,823
Less: amounts representing interest	(227,868)	(534,029)	(761,897)
Ending balance	$ 330,099	$ 328,827	$ 658,926

As of December 31, 2012 and, 2011, the amount payable to Shaanxi Steel was approximately $46.5 million and $18.4 million, respectively, and was included in the current portion of capital lease obligation.

On January 1, 2010, General Steel (China), entered into a lease agreement with Tianjin Daqiuzhuang Steel Plates Co., Ltd. (the "Lessee"), whereby General Steel (China) leases its facility located at No. 1, Tonga Street, Daqiuzhuang Town, Jinghai County, Tianjin City to the Lessee (the "Lease Agreement"). The Lease Agreement provides approximately 776,078 square feet of workshops, land, equipment and other facilities amounting to RMB 215.8 million ($34.2 million) to the Lessee and allows the Company to reduce overhead costs while providing a recurring monthly income stream resulting from payments due under the lease. The term of the Lease Agreement is from January 1, 2010 to December 31, 2011 and the monthly base rental rate due to General Steel (China) is approximately $0.3 million (RMB1.7 million). On July 28, 2011, General Steel (China) (lessor) signed a supplemental agreement with the lessee to extend the lease for an additional five years to December 31, 2016. However, due to current steel market conditions, the lessee had informed the Company that they did not intend to extend the lease at June 30, 2012 and had terminated the supplemental agreement early. There is no penalty for early termination.

For the years ended December 31, 2012 and 2011, General Steel (China) realized rental income of $1.6 million and $3.1 million, respectively, which has been included in "other non-operating income (expense), net" in the consolidated statements of operation and comprehensive loss.

The following chart summarized sales to related parties for the years ended December 31, 2012 and 2011.

Name of related parties	Relationship	For the year ended December 31, 2012 (in thousands)	For the year ended December 31, 2011 (in thousands)
Long Steel Group	Noncontrolling shareholder of Longmen Joint Venture	$ 438,951	$ 337,359
Tianjin Hengying Trading Co., Ltd	Partially owned by CEO* through indirect shareholding	5,953	94,984
Tianjin Dazhan Industry Co, Ltd	Partially owned by CEO through indirect shareholding	-	76,130
Sichuan Yutai Trading Co., Ltd	Significant influence by Long Steel Group**	147,968	187,689
Shaanxi Yuchang Trading Co., Ltd	Significant influence by Long Steel Group	92,724	160,422
Shaanxi Haiyan Trade Co.,Ltd	Significant influence by Long Steel Group	46,998	58,299
Shaanxi Shenganda Trading Co., Ltd	Significant influence by Long Steel Group	53,866	37,432
Tianjin General Qiugang Pipe Co., Ltd	Partially owned by CEO through indirect shareholding	-	20,014
Shaanxi Steel	Majority shareholder of Long Steel Group	3,332	19,735
Shaanxi Coal and Chemical Industry Group Co., Ltd.	Shareholder of Shaanxi Steel	24,515	-
Shaanxi Long Steel Group Baoji Steel Rolling Co., Ltd	Subsidiary of Long Steel Group	35,542	69,872
Shaanxi Junlong Rolling Co., Ltd	Investee of Long Steel Group	47,110	48,991
Others	Entities either owned or have significant influence by our affiliates or management	243	842
Total		$ 897,202	$ 1,111,769

*The CEO is referred to herein as the chief executive officer of General Steel Holdings, Inc.

**Long Steel Group has the ability to significantly influence the operating and financial decisions of the entity through equity ownership either directly or through key employees, commercial contractual terms, or the ability to assign management personnel.

The following charts summarize purchases from related parties for the years ended December 31, 2012 and 2011.

Name of related parties	Relationship	For the year ended December 31, 2012 (in thousands)	For the year ended December 31, 2011 (in thousands)
Long Steel Group	Noncontrolling shareholder of Longmen Joint Venture	$ 483,058	$ 913,850
Tianjin Hengying Trading Co., Ltd.	Partially owned by CEO through indirect shareholding	43,160	-
Tianjin General Qiugang Pipe Co., Ltd.	Partially owned by CEO through indirect shareholding	6,933	-
Hancheng Jinma Coking Co., Ltd	Investee of Longmen Joint Venture's subsidiary (unconsolidated)	-	4,772
Hancheng Haiyan Coking Co., Ltd	Noncontrolling shareholder of Long Steel Group	255,800	391,065
Xi'an Pinghe Metallurgical Raw Material Co., Ltd	Noncontrolling shareholder of Long Steel Group	88,094	37,890
Shaanxi Long Steel Group Baoji Steel Rolling Co., Ltd	Subsidiary of Long Steel Group	6,379	19,076
Shaanxi Junlong Rolling Co., Ltd	Investee of Long Steel Group	7,334	19,110
Shaanxi Huafu New Energy Co., Ltd	Significant influence by the Long Steel Group	32,693	34,810
Beijing Daishang Trading Co., Ltd.	Noncontrolling shareholder of Longmen Joint Venture's subsidiary	5,400	6,509
Others	Entities either owned or have significant influence by our affiliates or management	154	1,471
Total		$ 929,005	$ 1,428,553

Related party balances

a. Loans receivable – related parties:

Name of related parties	Relationship	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Long Steel Group	Noncontrolling shareholder of Longmen Joint Venture	$ 63,319	$ -
Teamlink Investment Co., Ltd	Partially owned by CEO through indirect shareholding	6,000	-
Total		$ 69,319	$ -

See Note 3 – loans receivable – related parties for loan details.

b. Accounts receivables – related parties:

Name of related parties	Relationship	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Long Steel Group	Noncontrolling shareholder of Longmen Joint Venture	$ 10,409	$ 9,187
Shaanxi Long Steel Group Baoji Steel Rolling Co., Ltd	Subsidiary of Long Steel Group	2,017	3,141
Hancheng Haiyan Coking Co., Ltd	Noncontrolling shareholder of Long Steel Group	-	303
Tianjin Daqiuzhuang Steel Plates	Partially owned by CEO through indirect shareholding	18	755
Shaanxi Steel	Majority shareholder of Long Steel Group	2,435	7,207
Others		87	-
Total		$ 14,966	$ 20,593

c. Other receivables – related parties:

Other receivables - related parties are those nontrade receivables arising from transactions between our Company and our related parties, such as advances or payments on behalf of these related parties.

Name of related parties	Relationship	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Long Steel Group	Noncontrolling shareholder of Longmen Joint Venture	$ 301	$ 15,244
Shaanxi Steel	Majority shareholder of Long Steel Group	65,981	66,869
Maoming Shengze Trading Co., Ltd	Partially owned by CEO through indirect shareholding	-	937
Shaanxi Huafu New Energy Co., Ltd	Significant influence by Long Steel Group	-	2,441
Tianjin General Quigang Pipe Co., Ltd	Partially owned by CEO through indirect shareholding	1,195	-
Tianjin Dazhan Industry Co, Ltd	Partially owned by CEO through indirect shareholding	476	-
Teamlink Investment Co., Ltd.	Owned by CEO through indirect shareholding	-	2,000
Others	Entities either owned or have significant influence by our affiliates or management	429	188
Total		$ 68,382	$ 87,679

d. Advances on inventory purchase – related parties:

Name of related parties	Relationship	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Long Steel Group	Noncontrolling shareholder of Longmen Joint Venture	$ 1,367	$ 1,028
Tianjin General Qiugang Pipe Co., Ltd	Partially owned by CEO through indirect shareholding	41,316	15,678
Maoming Shengze Trading Co., Ltd	Partially owned by CEO through indirect shareholding	3,733	3,538
Total		$ 46,416	$ 20,244

e. Accounts payable - related parties:

Name of related parties	Relationship	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Hancheng Haiyan Coking Co., Ltd	Noncontrolling shareholder of Longmen Joint Venture	$ 58,661	$ 46,487
Long Steel Group	Noncontrolling shareholder of Longmen Joint Venture	91,511	11,231
Shaanxi Coal and Chemical Industry Group Co., Ltd	Shareholder of Shaanxi Steel	5,652	-
Tianjin Dazhan Industry Co., Ltd	Partially owned by CEO through indirect shareholding	3	25,511
Xi'an Pinghe Metallurgical Raw Material Co., Ltd	Noncontrolling shareholder of Long Steel Group	5,278	12,800
Tianjin Hengying Trading Co., Ltd	Partially owned by CEO through indirect shareholding	13,919	14,856
Henan Xinmi Kanghua Fire Refractory Co., Ltd	Noncontrolling shareholder of Longmen Joint Venture's subsidiary	1,146	1,185
Beijing Daishang Trading Co., Ltd	Noncontrolling shareholder of Longmen Joint Venture's subsidiary	875	1,600
Tianjin General Qiugang Pipe Co., Ltd	Partially owned by CEO through indirect shareholding	52	8,034
Others	Entities either owned or have significant influence by our affiliates or management	335	124
Total		$ 177,432	$ 121,828

f. Short-term loans - related parties:

Name of related parties	Relationship	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Shaanxi Steel	Majority shareholder of Long Steel Group	$ 35,839	$ -
Tianjin Hengying Trading Co., Ltd	Partially owned by CEO through indirect shareholding	19,549	15,710
Tianjin Dazhan Industry Co., Ltd	Partially owned by CEO through indirect shareholding	21,397	-
Beijing Shenhua Xinyuan Metal Materials Co., Ltd	Partially owned by CEO through indirect shareholding	1,359	-
Yangpu Capital Automobile	artially owned by CEO through indirect shareholding	1,413	-
Total		$ 79,557	$ 15,710

See Note 9 – Debt for the loan details.

g. Current maturities of long-term loans – related party:

Name of related party	Relationship	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Shaanxi Steel	Majority shareholder of Long Steel Group	$ 54,885	$ -
Total		$ 54,885	$ -

h. Other payables – related parties:

Other payables – related parties are those nontrade payables arising from transactions between our Company and our related parties, such as advances or payments from these related parties on behalf of the Group.

Name of related parties	Relationship	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Tianjin Hengying Trading Co, Ltd	Partially owned by CEO through indirect shareholding	$ 2,770	$ 1,040
Long Steel Group	Noncontrolling shareholder of Longmen Joint Venture	60,180	20,001
Wendlar Investment & Management Group Co., Ltd	Common control under CEO	836	241
Yangpu Capital Automobile	Partially owned by CEO through indirect shareholding	141	1,398
Tianjin Daqiuzhuang Steel Plates Co., Ltd.	Partially owned by CEO through indirect shareholding	-	5,771
Xi'an Pinghe Metallurgical Raw Material Co., Ltd	Noncontrolling shareholder of Long Steel Group	4,761	-
Tianjin Dazhan Industry Co., Ltd	Partially owned by CEO through indirect shareholding	3,695	-
Others	Entities either owned or have significant influence by our affiliates or management	642	422
Total		$ 73,025	$ 28,873

i. Customer deposits – related parties:

Name of related parties	Relationship	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Shaanxi Yuchang Trading Co., Ltd	Significant influence by Long Steel Group	$ 4,869	$ 24,256
Sichuan Yutai Trading Co., Ltd	Significant influence by Long Steel Group	2,163	5,972
Tianjin Hengying Trading Co, Ltd	Partially owned by CEO through indirect shareholding	90	1,506
Tianjin General Qiugang Pipe Co., Ltd	Partially owned by CEO through indirect shareholding	-	9,102
Long Steel Group	Noncontrolling shareholder of Longmen Joint Venture	8,864	4,755
Beijing Shenhua Xinyuan Metal Materials Co., Ltd	Partially owned by CEO through indirect shareholding	-	1,345
Shaanxi Haiyan Trade Co.,Ltd	Significant influence by Long Steel Group	-	6,822
Shaanxi Junlong Rolling Co., Ltd	Investee of Long Steel Group	5,615	1,540
Tianjin Dazhan Industry Co., Ltd	Partially owned by CEO through indirect shareholding	-	11,178
Shaanxi Shenganda Trading Co., Ltd	Significant influence by Long Steel Group	353	1,750
Others	Entities either owned or have significant influence by our affiliates or management	44	51
Total		$ 21,998	$ 68,277

j. Deposits due to sales representatives – related parties

Name of related parties	Relationship	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Hancheng Haiyan Coking Co., Ltd	Noncontrolling shareholder of Long Steel Group	$ 619	$ 471
Shaanxi Junlong Rolling Co., Ltd	Investee of Long Steel Group	619	472
Total		$ 1,238	$ 943

k. Long-term loans – related party:

Name of related party	Relationship	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Shaanxi Steel	Majority shareholder of Long Steel Group	$ 38,088	$ 92,035
Total		$ 38,088	$ 92,035

We also provided guarantees on related parties' bank loans amounting to $118.0 million and $56.6 million as of December 31, 2012 and 2011, respectively.

l. Long-term other payable – related party:

Long-term other payable – related party is a nontrade payable arising from a transaction between our Company and our related party, Shaanxi Steel, in which we received an advance from Shaanxi Steel to make payment to a third party for a construction project.

Name of related party	Relationship	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Shaanxi Steel	Majority shareholder of Long Steel Group	$ 43,008	$ -
Total		$ 43,008	$ -

m. Deferred lease income

	December 31, 2012 (in thousands)	December 31, 2011 (in thousands)
Beginning balance	$ 78,524	$ 57,591
Add: Reimbursement for trial production costs	-	14,042
Add: Deferred depreciation cost during free use period	-	6,904
Less: Lease income realized	(2,119)	(2,008)
Exchange rate effect	794	1,995
Ending balance	77,199	78,524
Current portion	(2,120)	(2,099)
Noncurrent portion	$ 75,079	$ 76,425

For the years ended December 31, 2012 and 2011, we realized deferred lease income from Shaanxi Steel, a related party amounted $2.1 million and $2.0 million, respectively.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

Fees for professional services provided by our independent registered public accounting firms in each of the last two fiscal years, in each of the following categories are as follows:

	2012	2011
Audit fees	$ 900,000	$ 3,037,675
Audit-related fees	$ -	$ -
Tax fees	$ 29,000	$ 29,000
All other fees	$ -	$ -

Audit fees were for the audit of our annual financial statements and the review of our financial statements included in our quarterly reports on Form 10-Q and services that are normally provided by our independent registered public accounting firm in connection with the statutory and regulatory filings. Tax fees involved the preparation of our consolidated tax returns. Please note that the audit fees include services provided by both of our current and former independent registered public accounting firms. Our current auditor, Friedman LLP, fees are $900,000 and $770,000 in fiscal year 2012 and 2011, respectively. We had terminated our former auditor, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, on December 19, 2012, and their fees were $2,187,675 in fiscal year 2011. Our former auditor, Frazer Frost LLP ("Frazer Frost"), fees were $109,000, as Frazer Frost still provided services to us in through the transition of our auditors in fiscal year 2011.

Audit Committee's Pre-Approval Policies and Procedures

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The Audit Committee has delegated pre-approval authority to the Audit Committee Chairman, or any Audit Committee member in his absence, when services are required on an expedited basis, with such pre-approval disclosed to the full Audit Committee at its next scheduled meeting. None of the fees paid to the independent auditors under the categories "Audit-Related fees" and "All other fees" described above were approved by the Audit Committee prior to services being rendered pursuant to the de minimis exception established by the SEC.

All of the Audit fees and Tax fees provided by our independent registered public accounting firm in fiscal 2012 and related fees were approved in advance by our Audit Committee.

Audit Committee Report

The Audit Committee oversees our financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements for this Annual Report on Form 10-K with management, including a discussion of the quality, not just the acceptability, of the accounting principles; the reasonableness of significant judgments; and the clarity of disclosures in the financial statements.

The Audit Committee discussed with Friedman LLP, our independent registered public accounting firm (independent auditors) for the fiscal year ended December 31, 2012, who are responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of our accounting principles and such other matters as are required to be discussed with the independent registered public accounting firm under generally accepted auditing standards including Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90 (Communication with Audit Committees), other standards of the Public Company Accounting Oversight Board (United States), rules of the Securities and Exchange Commission and other applicable regulations. In addition, the Audit Committee has discussed with the independent registered public accounting firm the auditors' independence from management and our Company, including the matters in the written disclosures required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, which the Audit Committee received from the independent registered public accounting firm, and considered the compatibility of non-audit services with the independent registered public accounting firm's independence.

The Audit Committee also reviewed management's report on its assessment of the effectiveness of our internal control over financial reporting.

The Audit Committee discussed with our independent registered public accounting firm and the persons responsible for the internal audit function the overall scope and plans for their respective audits. The Audit Committee meets with the independent registered public accounting firm and the persons responsible for the internal audit function, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal control, including internal control over financial reporting, and the overall quality of our financial reporting. During 2012, the Audit Committee held four meetings, including quarterly closing conferences with the independent registered public accounting firm and management during which financial results and related issues were reviewed and discussed prior to the release of quarterly results to the public.

The Audit Committee is governed by a charter which may be found on our website. The members of the Audit Committee are considered to be "independent" because they satisfy the independence requirements of the New York Stock Exchange listing standards and Rule 10A-3 of the Securities Exchange Act of 1934.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors and the Board of Directors has approved the inclusion of the audited financial statements and management's assessment of the effectiveness of our internal control over financial reporting in this Annual Report on Form 10-K for filing with the SEC.

Audit Committee: James Hu, Chairman
Angela He, Member
Wenbing Chris Wang, Member

The Audit Committee Report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that our Company specifically incorporates the Audit Committee Report by reference therein.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) and (b) (1) and (2) – **LIST OF FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES set forth below**
(3) See (c) below.
The following financial statements are included herein under Part II, Item 8, Financial Statements and Supplementary Data:

- Reports of Independent Registered Public Accounting Firms
- Consolidated Balance Sheets —December 31, 2012 and 2011
- Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2012, and 2011
- Consolidated Statements of Changes in Equity for the years ended December 31, 2012 and 2011
- Consolidated Statements of Cash Flows for the years ended December 31, 2012 and 2011
- Notes to Consolidated Financial Statements

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions, are not applicable, or information required is included in the financial statements or notes thereto and, therefore, have been omitted.

(c) – **LIST OF EXHIBITS**

Exhibit Number	Description
3.1	Articles of Incorporation of General Steel Holdings, Inc. (included as Exhibit 3.1 to the Form SB-2 filed with the Commission on June 6, 2003 and incorporated herein by reference).
3.2	Amendment to the Articles of Incorporation dated February 22, 2005 (included as Exhibit 3.2 to the Form 10-K filed March 16, 2010 and incorporated herein by reference).

3.3	Amendment to the Articles of Incorporation dated November 14, 2007 (included as Exhibit 3.3 to the Form 10-K filed March 16, 2010 and incorporated herein by reference).
3.4	Certificate of Designation of Series A Preferred Stock of the registrant (included as Exhibit 10.6 to the Form 10-K filed March 31, 2008 and incorporated herein by reference).
3.5	Bylaws of General Steel Holdings, Inc. (included as Exhibit 3.5 to the Form 10-K filed March 16, 2010 and incorporated herein by reference).
4.1	Form of Common Stock Purchase Warrant (included as Exhibit 4.1 to the Form 8-K filed on December 24, 2009 and incorporated herein by reference).
10.1	Form of Warrant Reset Agreement by and between General Steel Holdings, Inc. and Hudson Bay Fund, LP (included as Exhibit 10.3 to the Form 8-K filed on December 24, 2009 and incorporated herein by reference).
10.2	Form of Warrant Reset Agreement by and between General Steel Holdings, Inc. and the holders of the December 2007 Warrants (not including Hudson Bay Fund, LP) (included as Exhibit 10.4 to the Form 8-K filed on December 24, 2009 and incorporated herein by reference).
10.3	General Steel Holdings, Inc. 2008 Equity Incentive Plan (included as Appendix A to the Schedule 14A filed June 20, 2008 and incorporated herein by reference).
10.4	Service Agreement, dated February 25, 2009, by and between General Steel Holdings, Inc. and James Hu thereto (included as Exhibit 10.1 to the Form 8-K filed with the Commission on February 27, 2009 and incorporated herein by reference).
10.5	Form of Securities Purchase Agreement, dated as of December 24, 2009, by and between General Steel Holdings, Inc. and each purchaser signatory thereto (included as Exhibit 10.1 to Form 8-K filed with the Commission on December 24, 2009 and incorporated herein by reference).
10.6	Form of Voting Agreement (included as Exhibit 10.2 to the Form 8-K filed on December 24, 2009 and incorporated herein by reference).
10.7	Amendment to the Securities Purchase Agreement dated October 5, 2009 to the Securities Purchase Agreement, December 13, 2007 by and among General Steel Holdings, Inc. and the Buyers set forth therein (included as Exhibit 10.12 to the Annual Report on Form 10-K filed with the Commission on March 16, 2010 and incorporated herein by reference).
10.8	Lease Agreement, dated March 31, 2010, by and between General Steel (China) Co., Ltd. and Tianjin Daqiuzhuang Steel Plates Co., Ltd. (included as Exhibit 10.1 to the Form 8-K filed with the Commission on April 6, 2010 and incorporated herein by reference).
10.9	Joint Venture Framework Agreement, dated May 13, 2010, by and between General Steel Holdings, Inc. and Shanxi Meijin EnergeryEmerge Group Co., Ltd. (included as Exhibit 10.1 to the Form 8-K filed with the Commission on May 18, 2010 and incorporated herein by reference).
10.10	Debt Repayment Agreement, dated June 7, 2010, by and among General Steel Holdings, Inc., Maoming Hengda Group Ltd., Guangzhou Hengda Industrial Group Ltd., and Ms. Ding Yumei (included as Exhibit 10.1 to the Form 8-K filed with the Commission on June 9, 2010 and incorporated herein by reference).
10.11	Cooperation Agreement (also referred to as the Unified Management Agreement), dated April 29, 2011, by and among General Steel Holdings, Inc., Shaanxi Coal and Chemical Industry Group Co., Ltd., Shaanxi Iron and Steel Group Co., Ltd., and Shaanxi Longmen Iron and Steel Co., Ltd. (included as Exhibit 10.1 to the Form 8-K filed with the Commission on May 5, 2011 and incorporated herein by reference).

10.12	Debt Repayment Agreement, dated June 16, 2011, by and among Maoming Hengda Steel Co. Ltd., Tianjin Qiu Gang Investment Co., Ltd, Guangzhou Hengda Industrial Group Ltd., and Ms. Ding Yumei (included as Exhibit 10.1 to the Form 8-K filed with the Commission on June 20, 2011 and incorporated herein by reference).
21	Subsidiaries of the registrant (filed herewith).
31.1	Certification of Chief Executive Officer (filed herewith).
31.2	Certification of Chief Financial Officer (filed herewith).
32.1	Certification of Chief Executive Officer and Chief Financial Officer. (filed herewith).
101.INS***	XBRL Instance Document
101.SCH***	XBRL Taxonomy Extension Schema Document
101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB***	XBRL Taxonomy Extension Label Linkbase Document
101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*** XBRL (Extensive Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENERAL STEEL HOLDINGS, INC

By: /s/ Zuosheng Yu
Name: Zuosheng Yu
Title: Chairman and Chief Executive Officer
(Principal Executive Officer)
Date: June 17, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Zuosheng Yu YU, Zuosheng	Chairman and Chief Executive Officer and Director (Principal Executive Officer)	June 17, 2013
/s/ John Chen CHEN, John	Chief Financial Officer and Director (Principal Accounting and Financial Officer)	June 17, 2013
/s/ Xiao Zeng Xu XU, Xiao Zeng	Director	June 17, 2013
/s/ James Hu HU, James	Independent Director	June 17, 2013
/s/ Angela He HE, Angela	Independent Director	June 17, 2013
/s/ Qinghai Du DU, Qinghai	Independent Director	June 17, 2013
/s/ Zhong Kui Cao CAO, Zhong Kui	Independent Director	June 17, 2013
/s/ Chris Wang WANG, Chris	Independent Director	June 17, 2013
/s/ Yong Tao Si SI, Yong Tao	Independent Director	June 17, 2013

Exhibit 21

Subsidiary		Percentage of Ownership
General Steel Investment Co., Ltd.	British Virgin Islands	100.0%
General Steel (China) Co., Ltd.	P.R.C.	100.0%
Baotou Steel – General Steel Special Steel Pipe Joint Venture Co., Ltd.	P.R.C.	80.0%
Yangpu Shengtong Investment Co., Ltd.	P.R.C.	99.1%
Tianwu General Steel Material Trading Co., Ltd	P.R.C.	60.0%
Tianjin Qiu Steel Investment Co., Ltd.	P.R.C.	98.7%
Shaanxi Longmen Iron and Steel Co., Ltd.	P.R.C.	VIE / 60.0%
Maoming Hengda Steel Co., Ltd.	P.R.C.	99.0%

EXHIBIT 31.1

Certification

I, Zuosheng Yu, certify that:

1. I have reviewed this Annual Report on Form 10-K of General Steel Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 17, 2013

/s/ Zuosheng Yu
Zuosheng Yu
Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

Certification

I, John Chen, certify that:

1. I have reviewed this Annual Report on Form 10-K of General Steel Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 17, 2013

/s/ John Chen
John Chen
Chief Financial Officer
(Principal Accounting and Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned officers of General Steel Holdings, Inc., a Nevada corporation (the "Corporation"), does hereby certify that:

The Annual Report on Form 10-K for the year ended December 31, 2012 (the "Form 10-K") of the Corporation fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

/s/ Zuosheng Yu
Zuosheng Yu
Chief Executive Officer
(Principal Executive Officer)
June 17, 2013

/s/ John Chen
John Chen
Chief Financial Officer
(Principal Financial Officer)
June 17, 2013

GENERAL STEEL HOLDINGS, INC.
Corporate Information

BOARD OF DIRECTORS

Zuosheng Yu
Chairman of the Board of Directors

John Chen
Director

James Hu
Lead Independent Director

Yongtao Si
Director

Xiao Zeng Xu
Director

Angela He
Director

Wenbing Chris Wang
Director

Qinghai Du
Director

Zhongkui Cao
Director

EXECUTIVE OFFICERS

Zuosheng Yu
Chief Executive Officer

John Chen
Chief Financial Officer

CORPORATE OFFICE

General Steel Holdings, Inc.
Level 21, Tower B, Jiaming Center
No. 27 Dong San Huan North Road
Chaoyang District, Beijing, China 100020
Phone: +86(10) 5775 7691

TRANSFER AGENT

Securities Transfer Corporation
2591 Dallas Parkway, Suite 102
Frisco, Texas 75034
Phone: (469) 633-0101

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Friedman LLP
1700 Broadway
New York, New York 10019
Phone: (212) 842-7000

LEGAL COUNSEL

Burns & Levinson LLP
125 Summer Street
Boston, Massachusetts 02110
Phone: (617) 345-3000

COMMON STOCK INFORMATION

Our common stock is traded on the New York Stock Exchange under the symbol **GSI**

Section 302 and 906 Certifications

General Steel Holdings, Inc. has filed the certifications of its Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1, 31.2, and 32.1 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2012.